QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

Suncor Energy Inc. 2019 Annual Report to Shareholders for the period ended
December 31, 2019

CONTENTS

1 2019 Highlights
2 The Suncor Advantage
6 Message to Shareholders
13 2020 Corporate Guidance
14 Advisories
18 Management's Discussion and Analysis
81 Management's Statement of Responsibility for Financial Reporting
82 Management's Report on Internal Control over Financial Reporting
83 Independent Auditor's Report
87 Audited Consolidated Financial Statements and Notes
136 Supplemental Financial and Operating Information
160 Share Trading Information
161 Leadership and Board Members

OUR PURPOSE

To provide trusted energy that enhances people's lives, while caring for each other and the earth

Arlette is one of our lab technicians at Oil Sands Base

2019 HIGHLIGHTS

FUNDS FROM OPERATIONS

$10.8 BILLION
funds from operations

($ millions)	15	16	17	18	19(2)
Capital expenditures	6 220	5 986	5 822	5 250	**5 436**
Funds from operations	6 806	5 988	9 139	10 172	**10 818**

SHAREHOLDER RETURNS

$4.9 BILLION
returned to shareholders through dividends and share repurchases

($ millions)	15	16	17	18	19
Share repurchases	43	–	1 413	3 053	**2 274**
Dividends	1 648	1 877	2 124	2 333	**2 614**
Dividend + share repurchase yield	3%	3%	5%	7%	**8%**

PRODUCTION

777K BARRELS
of oil equivalent per day

(mboe/d)	15	16	17	18	19(2)
Exploration and Production	114.4	117.9	121.6	103.4	**106.8**
Oil Sands	463.4	504.9	563.7	628.6	**670.4**
Total production	577.8	622.8	685.3	732.0	**777.2**

RETURN ON CAPITAL EMPLOYED

8.6% RETURN
on capital employed(1)

(%)	15	16	17	18	19(2)
ROCE including major projects in progress	0.5	0.4	6.7	8.0	**4.9**
ROCE excluding major projects in progress	4.2	0.5	8.6	8.2	**8.6**
WTI (US$/bbl)	48.75	43.35	50.95	64.80	**57.05**

(1) ROCE excluding major projects in progress, significant impairments and in 2019, the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change.
(2) Includes the impact of the Government of Alberta's mandatory production curtailments.

This Annual Report contains forward-looking statements based on Suncor's current expectations, estimates, projections and assumptions, as well as certain financial measures, namely operating earnings (loss), funds from operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and free funds flow and discretionary free funds flow that are not prescribed by generally accepted accounting principles (GAAP). Refer to the Advisories sections of this Annual Report and Suncor's Management's Discussion and Analysis (MD&A) dated February 26, 2020.

2019 **ANNUAL REPORT** Suncor Energy Inc. 1

THE SUNCOR ADVANTAGE

THE SUNCOR ADVANTAGE

Taimoor and Alex stand on a platform at Oil Sands Base

Suncor's long-life, low-decline asset base, strong balance sheet and integrated model, with our connection to end consumers through our retail network, sets us apart from our peers. These advantages are complemented by our long-standing approach to sustainability, operational excellence, capital discipline, technology and innovation. Our strategy capitalizes on these differentiators and provides the foundation for being a part of the evolving energy transition while increasing cash flow and continuing to deliver long-term returns to shareholders.

FINANCIAL STRENGTH

Our focus on operational excellence, commitment to capital discipline and investments in high-value projects underpin our ability to consistently generate cash flow across a wide range of business environments. In 2019, we increased our funds from operations to a record $10.8 billion, of which we returned 45 per cent to shareholders through share repurchases and dividends. Since May 2017, we have repurchased over 9 per cent of our common shares outstanding and 2019 marked the 17th consecutive year we increased our annual dividend, demonstrating confidence in our ability to generate cash flow and our commitment to returning it to shareholders.

> Our strong balance sheet provides the foundation to increase returns and value to shareholders over the long term, bolstered by our target to increase free funds flow by $2 billion annually by 2023

EARNINGS
($ millions)

	15	16	17	18	**19**
Net (loss) earnings	(1 995)	445	4 458	3 293	**2 899**
Operating earnings (loss)	1 465	(83)	3 188	4 312	**4 358**

2 2019 **ANNUAL REPORT** Suncor Energy Inc.

A PROVEN INTEGRATED MODEL

From the ground to the gas station, we optimize profits through each link in the value chain. Operational excellence allows us to unlock the full value of our reserves and, through our integrated model, we capture maximum value through a wide range of market conditions. Our network of midstream and marketing assets enables us to achieve this integration and obtain global **pricing on the majority of our upstream production and refined** products. Our exposure to heavy crude differentials is mitigated **through our flexible asset base and market access advantage.**

In 2019, Suncor was able to leverage its asset flexibility to maximize the value of its allotted barrels under the Government of Alberta's mandatory production curtailment program, by optimizing production of higher value synthetic crude oil (SCO) production and transferring credits among the company's assets.

Long-life, low-decline assets	100% oil production	High margin barrels	Strong downstream markets
26+ YEARS	**777** mboe/d	**~600** mboe/d	**~460** mboe/d
Proved + probable reserves life index	2019 total production	Heavy upgrading nameplate capacity	**Refining** nameplate capacity

FORT MCMURRAY
EDMONTON
HARDISTY
VANCOUVER
VICTORIA
CALGARY
CROMER
~1,850 PETRO-CANADA™
retail and wholesale sites
ST. JOHN'S
HALIFAX
MONTREAL
TORONTO
CHICAGO
DENVER
CUSHING
HOUSTON
LONDON
SECURED MARKET ACCESS
Alberta egress bottleneck does not impact the ability to move Suncor barrels
Petro-Canada™ is a registered trademark of Suncor Energy Inc. used under license.
MINING, IN SITU AND UPGRADING
OFFSHORE OPERATIONS
REFINERY
COGENERATION
WIND POWER PROJECT
PETRO-CANADA™ ELECTRIC VEHICLE CHARGING NETWORK
BIOFUELS

2019 **ANNUAL REPORT** Suncor Energy Inc. 3

THE SUNCOR ADVANTAGE

> We believe technology and innovative thinking are critical to ensure our resilience in a low-carbon future

SUSTAINABILITY

Sustainability is about seeing the big picture and working together to enhance social and economic benefits while minimizing the environmental impacts of resource development.

ENVIRONMENT

The energy system is transforming towards a low-carbon economy and we believe Suncor has an important role to play in that transition.Through new technology, investment in low-carbon power and fuels, and increasing energy efficiency, we plan to reduce our greenhouse gas (GHG) emissions intensity by 30 per cent by 2030. We have contributed to this goal by reducing our GHG emissions intensity by approximately 10 per cent since 2014. We plan to continue to reduce emissions intensity through projects such as the Forty Mile Wind Power Project and our decision to replace the coke-fired boilers at Oil Sands Base with cogeneration units to provide the steam we need for our operations. Together, nameplate capacity of these projects is expected to deliver 1,000 megawatts of zero and low-carbon electricity, respectively, that we plan to send to the Alberta power grid. Through continued innovation, sustainable investments and collaborative solutions, we are committed to reducing our environmental footprint.

SOCIAL

We aim to enhance people's lives through the provision of stable and secure energy and by being a responsible community member. Our continued investment and commitment in the community remains a top priority and is integral to our success. We have continued our successful partnership on the East Tank Farm Development with our partners, the Fort McKay and Mikisew Cree First Nations. Their $503 million equity investment represents Canada's largest Indigenous energy investment. Also in 2019, the number of Indigenous-owned Petro-Canada™ retail sites grew to 39 stations across Canada, a demonstration of ongoing and increasing collaboration.

GOVERNANCE

Through sound governance and committed leadership, we have created a strong foundation for resilient and sustainable energy development. Suncor's robust governance structure includes our board, and its committees, together with our executive management team, whose remuneration is impacted by corporate performance on environmental, social and governance initiatives. The board's responsibilities include governance, strategic planning and the stewardship of Suncor, including identifying and mitigating principal risks such as carbon risk. The company has a diverse and experienced board, which has had Indigenous representation for two decades, and is comprised of 40 per cent female directors.

The executive management team also includes the Chief Sustainability Officer, which highlights the importance of this evolving facet of our industry to Suncor, and supports our tradition of 25 years of sustainability focus and reporting.

GHG GOAL

Reducing emissions intensity by 30% by 2030

~10% GHG intensity reduction since 2014
Additional 10% sanctioned

Photo: A wind turbine at our Chin Chute operation near Taber, Alberta

Petro-Canada™ is a registered trademark of Suncor Energy Inc. used under license.

4 2019 **ANNUAL REPORT** Suncor Energy Inc.

Hiram keeps a close watch in the control room at Oil Sands Base

TECHNOLOGY AND INNOVATION DRIVEN

Technology and innovation are critical to achieving our economic, operational, environmental and social goals. We continue to accelerate our digital transformation in areas such as improved data analytics, drones, and remote sensing technology and automation to help improve the safety, productivity, reliability and environmental performance of our operations. Next generation extraction technologies, investment in clean-tech venture capital and advanced low-carbon fuels are just a few examples of our progression in the area of technology and innovation. In 2019, the completion of Canada's first electric highway with locations from coast to coast demonstrates our active involvement in the evolving energy transition.

$830 MILLION investment in technology development and deployment in 2019, including digital transformation spend

PETRO-CANADA
EV Fast Charge
EV Fast

A Petro-Canada™ electric vehicle charging station in Milton, Ontario

MESSAGE TO SHAREHOLDERS

TRUSTED ENERGY FOR THE FUTURE

MESSAGE TO SHAREHOLDERS

Mark Little
President and Chief Executive Officer

The energy industry continued to live through tumultuous times in 2019 with questions about the role of fossil fuels in meeting the world's energy needs through this century. What's certain is that Canada has a significant strategic resource in the oil sands that will continue to play an important role in the energy mix for the foreseeable future. What is also certain is that, collectively, we need to reduce greenhouse gas (GHG) emissions quickly. Suncor took significant, strategic actions in 2019 to respond to these concerns, to help shape the future of energy supply, and to be part of the solution to reduce GHG emissions. Enabled by investments in technology and innovation, we moved closer to our overarching economic and environmental goals of a $2 billion increase in annual free funds flow by 2023 and a 30 per cent reduction in GHG emissions intensity by 2030.

Our integrated oil sands business continued to be a critical contributor to our strong cash generation of over $10 billion in funds from operations for the second year in a row, which enabled continued investment in our future, all despite a very challenging business environment. We were, and continue to be, well positioned despite continued volatility from commodity and refined product prices, and mandatory production curtailment in the province of Alberta. Thanks to our integrated business model – which proved once again to be a competitive advantage – we were able to focus on value over volume to maximize returns, leveraging our oil sands production with our upgrading, refining and marketing assets to realize the highest value possible for our produced barrels. Our secured committed pipeline capacity, along with additional rail capacity, supported getting those barrels to markets where they captured global pricing, maximizing the value of the barrels we produce.

A $1.4 billion investment in a new cogeneration facility at our Oil Sands Base will replace coke-fired boilers with more energy efficient, natural gas-fired cogeneration units. Expected to provide reliable steam generation and return 800 megawatts (MW) of lower carbon natural gas-fired electricity to the Alberta grid, this investment will not only make Suncor the third largest producer of electricity in the province, it will also reduce Alberta GHG emissions by approximately 2.5 megatonnes per year – the equivalent of taking 550,000 cars off the road.

$1.4 BILLION
investment in a new cogeneration facility

6 2019 **ANNUAL REPORT** Suncor Energy Inc.

We also sanctioned and began construction of the Forty Mile Wind Power Project in southern Alberta, a 200 MW renewable power project with an estimated total capital spend of $300 million. Forty Mile is expected to go into commercial service at the end of 2021 and generate double-digit economic returns through zero-carbon power generation while retaining the carbon credits to offset costs elsewhere in Suncor's business.

These actions are evidence of our commitment to our shareholders and the environment and are part of the reason why I look to the future with confidence and optimism. Whether working to continually improve the performance of our core business, contributing to global emissions reduction efforts by providing consumers with options to reduce their footprint, or investing in the future of energy through new technologies and innovative thinking, we continue to take actions that reflect our aspirational purpose: to provide trusted energy that enhances people's lives, while caring for each other and the earth.

OUR PURPOSE

To provide trusted energy that enhances people's lives, while caring for each other and the earth

GROWTH AMIDST CURTAILMENT: BROAD AND FLEXIBLE ASSET BASE CREATES OPPORTUNITIES

In 2019, we generated a record $10.8 billion of funds from operations and $4.4 billion in operating earnings. Our oil sands business delivered record funds from operations of $6.1 billion as a result of record synthetic crude oil production and strong production from Fort Hills in its first full-year of operations. In addition, Syncrude recorded its second best production year in its history. These results represent an increase in funds from operations of 6.4 per cent over 2018, despite the impacts of the Government of Alberta's mandatory production curtailment program.

Although fundamentally we are opposed to market intervention, the Government of Alberta's mandatory production curtailment program afforded Suncor the opportunity to demonstrate the breadth and flexibility of our asset base and strength of our business model: with integration across the value chain, we generate higher value per barrel, enabling us to thrive under a variety of market conditions. During 2019, we demonstrated the value of our asset integration and flexibility through our focus on value over volume, optimizing our product mix and transferring production allotments among our assets to offset the impacts of the mandatory production curtailment. This unique competitive advantage meant we were able to realize the highest value possible for our produced barrels – focusing on higher value but higher cost SCO production instead of lower margin and lower cost bitumen barrels to maximize returns.

Continued operational excellence and solid reliability at our refineries, which averaged 95 per cent utilization rates over the course of 2019, proved Suncor's downstream operations remain a stable bedrock of our overall performance. With crude throughput averaging 438,900 barrels per day (bbls/d) and refined product sales of 539,400 bbls/d for the year, an increase of 1.9 per cent and 2.3 per cent, respectively, over the previous year, our downstream operations continue to set new records – including record funds from operations of $3.9 billion – and achieve year-over-year gains in efficiency and profitability.

In Exploration and Production (E&P), the ramp up of Hebron as well as continued investment in near-field developments of existing assets leave us well positioned for the future. These offshore assets, with access to tidewater, attract global-based pricing and provide portfolio diversity. In 2019, Hebron reached nameplate capacity ahead of schedule, White Rose returned to full operations, and we completed planned maintenance at Terra Nova. We also sanctioned the Terra Nova asset life extension project, which is expected to extend the life of Terra Nova by approximately a decade. This project is expected to allow the facility to produce an additional 80 million barrels of oil from the Terra Nova field.

Pipes outside at the Edmonton refinery

MESSAGE TO SHAREHOLDERS

RETURNING VALUE TO SHAREHOLDERS

The resilient nature of our cash flow provided by operating activities, combined with disciplined capital management, resulted in $4.9 billion returned to shareholders through dividends and share buybacks over the course of 2019. In fact, 2019 saw our 17th consecutive year of dividend growth, with a 17 per cent increase in our dividend to $0.42 per share. We also repurchased $2.3 billion in common shares, representing 3.6 per cent of total common shares outstanding, and repaid $425 million in debt. Since recommencing the share repurchase program in May 2017, Suncor has repurchased approximately $6.7 billion or 153 million shares, over 9 per cent of our total common shares outstanding.

Our dividend growth, share repurchase program and debt repayment reflect our continued capital allocation discipline and ability to create substantial free cash flow – thanks to our integrated model – across various market conditions.

STRONGER TOGETHER: COLLECTIVE ACTION FOR A NEW ENERGY FUTURE

Speaking of integration, in August we celebrated the 10-year anniversary of Suncor becoming Canada's leading integrated energy company through the Suncor/Petro-Canada™ merger. Collaboration and integration remain at the heart of our business to this day as we consistently seek new ways to partner to advance the transformation of the energy system.

INCREASING OPTIONS FOR PARTICIPATION

An area of collaboration I'm particularly passionate about is our work with Indigenous communities. At Suncor and as the first co-chair of the Canadian Council for Aboriginal Business Aboriginal Procurement Champions Initiative, I'm constantly challenging us and others to look for meaningful, creative and progressive ways to partner. Our engagement with Mississauga-based Kiya Maka Consultants for software testing is a good example of finding ways to engage Indigenous businesses across the country to increase opportunities and enhance Indigenous business competitiveness going well beyond the traditional service and maintenance business model.

Innovative business arrangements, such as opportunities for equity participation in planned development projects, are critical, because they provide long-term sustainable cash flow to Indigenous communities so that these communities can make long-term decisions and provide education, health care, infrastructure and more. These arrangements, such as our joint venture with Fort McKay and Mikisew Cree First Nations on the East Tank Farm Development, require mutual respect and an investment of time and energy to listen and learn from one another and build trusting relationships.

$826 MILLION
spent with Indigenous-owned businesses and suppliers, representing 8% of our company's total supply chain spend

An attendee at our annual Indspire Indigenous youth event which took place in Calgary

> Transitioning the energy system requires all of us – suppliers, consumers, industry peers and governments – to make changes that will position Canada for success in a low-carbon environment

In 2019, Suncor spent $826 million on goods and services with Indigenous-owned businesses and suppliers. This represents eight per cent of our company's total supply chain spend. We also increased the number of First Nations-owned Petro-Canada™ stations. Our first Petro-Canada™ gas station with a First Nation was in Saskatchewan in 2000; today, there are 39 First Nations-owned Petro-Canada™ stations across the country.

TRANSITIONING THE ENERGY SYSTEM

In addition to increasing opportunities for Indigenous communities, transitioning the energy system requires all of us – suppliers, consumers, industry peers and governments – to make changes that will position Canada for success in a low-carbon environment.

Because our business touches many aspects of Canada's economy, Suncor is in a unique position to influence the value chain at all levels. The installation of a cross-Canada network of more than 50 fast-charging electric vehicle (EV) chargers at Petro-Canada™ stations is one way we are doing this. These stations are positioned no further than 250 kilometres apart ensuring that an EV charging station is within range on this electric highway and eliminating one of the significant barriers to EV adoption. We know our customers want options to reduce their carbon footprint, and Canada's Electric Highway™ is one way that Suncor, through its Petro-Canada™ brand, can support reducing emissions by providing Canadians with choices for their energy needs.

Suncor is also making changes, with investments in new technologies and renewable energy that lower our emissions, provide new sustainable energy sources, and support achieving our sustainability goal of a reduction of GHG emissions intensity by 30 per cent by 2030. Our investment in low-carbon power, such as our cogeneration facility at our Oil Sands Base and the Forty Mile Wind Power Project, is expected to bring us approximately a third of the way toward meeting our GHG emissions intensity reduction targets. With another third or a 10 per cent reduction in emissions intensity already achieved since 2014, by 2023 we expect to have achieved a 20 per cent reduction – two-thirds of our 30 per cent emissions intensity reduction target. Other strategic investments and actions that supported our GHG emissions intensity reduction efforts in 2019 included:

- $73 million equity investment in Quebec-based Enerkem Inc., a biofuels company that turns household waste into methanol, ethanol and other widely used chemicals, supporting the movement toward low-carbon fuel. We've also seconded a number of experts from the Suncor team to support the operation of Enerkem's plant in Edmonton.
- Energy efficiency and continuous improvement projects such as operation performance management (OPM) dashboards at Firebag to measure, review and make real-time decisions that improve reliability, reduce energy intensity, and lower cost and GHG emissions.

> Launched Canada's first coast-to-coast network of fast-charging electric vehicle stations

Photo: Félix at the Montreal refinery

Canada's Electric Highway™ is a trademark of Suncor Energy Inc. used under license.

2019 **ANNUAL REPORT** Suncor Energy Inc. 9

MESSAGE TO SHAREHOLDERS

> "We will continue to focus on investing in high-return projects that are largely independent of pipeline constraints and commodity price volatility

Scott and Cori walk under solvent bullets at the Fort Hills operation

- Developing and deploying new technologies enabled through our founding membership with the Clean Resource Innovation Network (CRIN), which facilitates connections between the energy industry, innovators, investors, incubators, policy-makers, researchers, and students to advance technologies for the production of clean hydrocarbon technology targeting the entire value chain-from source to end consumer.

The sheer amount of innovation projects directly and indirectly supported by Suncor continues to grow and, in 2019, we spent $830 million in technology development and deployment, including $263 million in digital transformation spend. Some of these initiatives have contributed to reducing our own GHG emissions intensity and others are expected to contribute to lowering the overall energy intensity of the power grid in Alberta or the energy required to refine our products elsewhere in North America. We continue to report on and track our progress annually, recognizing that transparency and disclosure are important to shareholders and many others. This year I am proud to say we built on a quarter century of sustainability disclosure, releasing our 25th Report on Sustainability and our third Climate Risk and Resilience report.

OPERATIONAL DISCIPLINE: INCREASING RELIABILITY, CREATING EFFICIENCIES

Beyond lowering the carbon intensity of our business, we are also pushing to drive efficiencies across all aspects of our operations. With minimal exploration risk and cost in our oil sands business, we can instead focus our efforts and resources on improving asset reliability and lowering cash operating costs per barrel to drive returns, while continuously improving environmental and social performance.

Improved reliability across our oil sands business was a key factor in production growth in 2019, with upgrader utilization at Syncrude averaging 85 per cent, despite curtailment. We've been on a multi-year journey to get Syncrude reliability above 90 per cent, leveraging our own experience at Suncor's oil sands operations, which again achieved 90 per cent utilization. We also continue to invest in strategic initiatives that support continuous improvement across our operations and drive step changes in existing processes, such as value chain optimization in supply and trading, and further optimization and automation of mining and upgrading through autonomous haul systems (AHS), which are now fully deployed at our Steepbank mine and expected to be fully deployed at Fort Hills in 2020. Planned bi-directional pipelines to connect our Oil Sands Base and Syncrude (completion planned for the second half of 2020) are also expected to increase reliability and utilization rates moving forward.

We continue to target cost reductions across our operations, without compromising our core value of safety. Opportunities to reduce safety risks are always a priority and harnessing digital technologies, such as robotics, artificial intelligence and remote sensing technologies (such as drones and wireless employee monitors), provide solutions that are safe, quick and cost-effective.

Record SCO production of
485.6 mbbls/d
across our Oil Sands assets

LOOKING AHEAD TO 2020 AND BEYOND: PROFITABLE CASH FLOW GROWTH AT LOW CAPITAL COST

With our large capital projects behind us, Suncor is planning for profitable growth at a low capital cost in the medium term. While many long-term production growth opportunities exist in our portfolio, our current focus is on increasing incremental free funds flow by leveraging and generating returns from existing assets, without significant production increases that would require large capital investments. Our target is to grow annual free funds flow by $2 billion by 2023. 75 per cent of this target is currently in execution through sanctioned projects, many of which are not impacted by crude market conditions – like cogeneration at our Oil Sands Base. We expect the remainder of the target to come from debottlenecking and leveraging technology and data to improve performance, reliability and operational excellence.

We will continue to focus on value over volume, investing in high-return projects that are largely independent of pipeline constraints and commodity price volatility – driving long-term value creation, increasing shareholder returns, and lowering the carbon intensity of our production.

And although there continues to be uncertainty on the impact and duration of the Government of Alberta's mandatory production curtailments, curtailment has been factored into our 2020 production outlook, as has the utilization of crude by rail special production allowances.

2019 **ANNUAL REPORT** Suncor Energy Inc. **11**

2020 CORPORATE GUIDANCE

2020 CORPORATE GUIDANCE

The following table highlights forecasts from Suncor's 2020 Full Year Outlook and actual results for the year ended December 31, 2019. For further details regarding Suncor's 2020 Full Year Outlook, including certain assumptions, see www.suncor.com/guidance. See also the Advisories section of this Annual Report.

	2019 Full Year Outlook October 30, 2019	Actual Year Ended December 31, 2019	2020 Full Year Outlook December 2, 2019
Oil Sands operations (bbls/d)[1]	410 000 – 425 000	412 800	420 000 – 455 000
Fort Hills (bbls/d) Suncor working interest of 54.11%	85 000 – 90 000	85 300	85 000 – 95 000
Syncrude (bbls/d) Suncor working interest of 58.74%	160 000 – 180 000	172 300	170 000 – 185 000
Exploration and Production (boe/d)[2]	105 000 – 110 000	106 800	100 000 – 115 000
Oil Sands operations cash operating costs ($/bbl)	**27.00 – 28.00**	**28.20**	**24.00 – 26.50**
Fort Hills cash operating costs ($/bbl)	**23.00 – 26.00**	**26.15**	**23.00 – 27.00**
Syncrude cash operating costs ($/bbl)	**36.50 – 39.50**	**37.95**	**35.00 – 38.00**
Refinery utilization[3]	**93% – 97%**	**95%**	**95% – 99%**

(1) Oil Sands operations production includes synthetic crude oil, diesel, and bitumen and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.

(2) At the time of publication, production in Libya continues to be affected by political unrest and, therefore, no forward looking production for Libya is factored into the Exploration and Production and Suncor Total Production guidance.

(3) Refinery utilization is based on the following crude processing capacities: Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City – 98,000 bbls/d.

Capital Expenditures[1]

($ millions)	2020 Full Year Outlook December 2, 2019	% Economic Investment[2]
Oil Sands	3 550 – 3 800	35%
Exploration and Productiuon	1 000 – 1 150	95%
Total Upstream	**4 550 – 4 950**	**50%**
Downstream	700 – 800	30%
Corporate	150 – 250	65%
Total	**5 400 – 6 000**	**50%**

(1) Capital expenditures exclude capitalized interest of approximately $155 million.

2019 **ANNUAL REPORT** Suncor Energy Inc. 13

ADVISORIES

ADVISORIES

All financial information in the preceding sections of this Annual Report is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted, except for Libya, which is presented on an economic basis. References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context requires otherwise.

FORWARD-LOOKING INFORMATION

- Suncor's strategies, including: focusing on continued capital allocation discipline, focusing on value over volume by investing in high-return projects that are largely independent of pipeline constraints and commodity price volatility to drive long-term value creation while increasing shareholder returns and lowering the carbon intensity of Suncor's production, improving asset reliability and lowering cash operating costs per barrel to drive returns while continuously improving environmental and social performance, continuing to target cost reductions across its operations without compromising its core value of safety, continuing to accelerate its digital transformation as well as its progression in the area of technology and onnovation and the expected impact and benefits of these strategies;
- The belief that Suncor's exposure to heavy crude differentials is mitigated through Suncor's flexible asset base and market access advantage and that Suncor is positioned to generate cash flow while delivering long-term returns to shareholders;
- Suncor's potential growth opportunities and its target of achieving incremental free funds flow growth by $2 billion by 2023, including the belief that 75 per cent of this target is currently in execution through sanctioned projects and that the remainder will come from debottlenecking and leveraging technology and data to improve performance, reliability and operational excellence;
- Suncor's social goal and GHG emissions intensity reduction goal, expectations around GHG emissions and emissions intensity, including the expectation that sanctioned projects together with current achievements will allow Suncor to achieve a 20 per cent reduction in emissions intensity by 2023 and plans for and potential benefits of new technologies and digital solutions;
- Statements about the coke-fired boiler replacement program, including the expectation that it will provide reliable steam generation and return 800 MW of lower carbon natural gas-fired power to the Alberta grid, make Suncor the third largest producer of electricity in the province and reduce Alberta GHG emissions by approximately 2.5 megatonnes per year;
- Statements about the Forty Mile Wind Power Project, including the estimated total capital spend and that it will go into commercial service at the end of 2021 and generate double-digit economic returns through zero carbon power generation while retaining the carbon credits to offset costs elsewhere in Suncor's business;
- Suncor's reserves and reserves life estimates and nameplate capacities;
- Expectations around improving reliability at Syncrude and achieving reliability rates at Syncrude above 90 per cent;
- Suncor's expectation that the ramp up of Hebron as well as continued investment in near-field developments of existing assets leaves it well positioned for the future;

14 2019 **ANNUAL REPORT** Suncor Energy Inc.

ADVISORIES

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout the MD&A, including under the heading Risk Factors, and the company's most recent Annual Information Form dated February 26, 2020 available at www.sedar.com and Form 40-F dated February 27, 2020 available at www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor's corporate guidance is based on the following assumptions around oil prices: WTI, Cushing of US$55.00/bbl; Brent, Sullom Voe of US$60.00/bbl; and WCS, Hardisty of US$36.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO-C Spot) of Cdn$1.60 per gigajoule, US$/Cdn$ exchange rate of $0.76 and synthetic crude oil sales from Oil Sands operations of 305,000 to 325,000 bbls/d. Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2020 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2020. Assumptions for the Exploration and Production 2020 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2020 corporate guidance include, but are not limited to: Bitumen supply – Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance; Third-party infrastructure – Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil; Performance of recently commissioned facilities or well pads – Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance; Unplanned maintenance – Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets; Planned maintenance events – Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season; Commodity prices – Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans; Foreign operations – Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks; Government Action – Suncor's guidance reflects Suncor's expectations and assumptions regarding the production curtailments imposed by the Government of Alberta. Further action by the Government of Alberta regarding production curtailment may impact Suncor's Corporate Guidance and such impact may be material.

16 2019 **ANNUAL REPORT** Suncor Energy Inc.

NON-GAAP FINANCIAL MEASURES

RESERVES

Reserves information presented herein is presented as Suncor's working interests (operating and non-operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2019. For more information on Suncor's reserves, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and the product types reasonably expected, please see Suncor's most recent Annual Information Form dated February 26, 2020 available at www.sedar.com and www.sec.gov. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators.

MEASUREMENT CONVERSIONS

2019 **ANNUAL REPORT** Suncor Energy Inc. **17**

MANAGEMENT'S DISCUSSION AND ANALYSIS February 26, 2020

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2019 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2020 (the 2019 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc. and the company's subsidiaries and interests in associates and joint arrangements, unless the context requires otherwise. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

18  2019 ANNUAL REPORT   Suncor Energy Inc.

MD&A – Table of Contents

20	Financial and Operating Summary

22	Suncor Overview

25	Financial Information

29	Segment Results and Analysis

44	Fourth Quarter 2019 Analysis

46	Quarterly Financial Data

48	Capital Investment Update

50	Financial Condition and Liquidity

55	Accounting Policies and Critical Accounting Estimates

59	Risk Factors

70	Other Items

71	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16), which replaced the previous leasing standard IAS 17 Leases (IAS 17), and requires the recognition of all leases on the balance sheet, with optional exemptions for short-term leases where the term is twelve months or less and for leases of low value. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating. Please refer to note 5 in the company's December 31, 2019 audited Consolidated Financial Statements for further information. The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no re-statement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes, apart from Libya, are presented on a working-interest basis, before royalties, unless otherwise noted. Libyan production volumes are presented on an economic basis.

Beginning in 2019, results from the company's Energy Trading business have been included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change.

Also beginning in 2019, the company revised the classification of its capital expenditures into "asset sustainment and maintenance" and "economic investment" to better reflect the types of capital investments being made by the company. There is no impact to overall capital expenditures, and comparative periods have been restated to reflect this change. Refer to the Capital Investment Update section of this MD&A for further details.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, In Situ cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, free funds flow, discretionary free funds flow, and last-in, first-out (LIFO) inventory valuation methodology – are not prescribed by GAAP. Operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to the most directly comparable GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow, refining margin, refining operating expense and In Situ cash operating costs are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

Risks and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

2019 ANNUAL REPORT   Suncor Energy Inc.  19

1. FINANCIAL AND OPERATING SUMMARY

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2019	2018	2017

Gross revenues	39 866	39 592	32 885

Royalties	(1 522)	(1 050)	(931)

Operating revenues, net of royalties	38 344	38 542	31 954

Net earnings	2 899	3 293	4 458

per common share – basic	1.86	2.03	2.68

per common share – diluted	1.86	2.02	2.68

Operating earnings (1)	4 358	4 312	3 188

per common share – basic	2.80	2.65	1.92

Funds from operations (1)	10 818	10 172	9 139

per common share – basic	6.94	6.27	5.50

Cash flow provided by operating activities	10 421	10 580	8 966

per common share – basic	6.69	6.54	5.40

Dividends paid on common shares	2 614	2 333	2 124

per common share – basic	1.68	1.44	1.28

Weighted average number of common shares in millions – basic	1 559	1 623	1 661

Weighted average number of common shares in millions – diluted	1 561	1 629	1 665

ROCE (1) (%)	4.9	8.0	6.7

ROCE (1)(2) (%), excluding major projects in progress	5.1	8.2	8.6

Capital expenditures (3)	5 436	5 250	5 822

Asset sustainment and maintenance	3 227	3 347	2 557

Economic investment	2 209	1 903	3 265

Discretionary free funds flow (1)	4 914	4 432	4 415

Balance sheet (at December 31)

Total assets	89 435	89 579	89 494

Net debt (4)(5)	16 010	15 129	12 907

Total liabilities	47 393	45 574	44 111

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Excludes capitalized costs related to major projects in progress. ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion and the impacts of a $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

(3)
Excludes capitalized interest of $122 million in 2019, $156 million in 2018, and $729 million in 2017, and now reflects the company's revised capital expenditure classification, with prior periods having been restated for this change. Refer to the Capital Investment Update section of this MD&A for further details.

(4)
Net debt is equal to total debt less cash and cash equivalents. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt, and long-term lease liabilities.

(5)
2018 and 2017 exclude the impact of IFRS 16, which was prospectively adopted on January 1, 2019, in accordance with the standard, adding $1.792 billion at December 31, 2019 to net debt.

20  2019 ANNUAL REPORT   Suncor Energy Inc.

Operating Summary

Year ended December 31	2019	2018	2017

Production volumes (mboe/d)

Oil Sands	670.4	628.6	563.7

Exploration and Production	106.8	103.4	121.6

Total	777.2	732.0	685.3

Average price realizations (1) ($/boe)

Oil Sands operations	62.87	54.91	54.26

Fort Hills	48.96	38.47	—

Syncrude	73.45	70.19	66.05

Exploration and Production	82.92	86.96	66.20

Refinery crude oil processed (mbbls/d)	438.9	430.8	441.2

Refinery utilization (2) (%)

Eastern North America	92	94	93

Western North America	98	93	98

Total	95	93	96

Refining margin (3) ($/bbl)	33.15	34.50	24.20

(1)
Net of transportation costs, but before royalties.

(2)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(3)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Segment Summary (1)

Year ended December 31 ($ millions)	2019	2018	2017

Net (loss) earnings

Oil Sands	(427)	945	994

Exploration and Production	1 005	807	721

Refining and Marketing	3 000	3 154	2 622

Corporate and Eliminations	(679)	(1 613)	121

Total	2 899	3 293	4 458

Operating earnings (loss) (2)

Oil Sands	1 622	885	939

Exploration and Production	1 141	897	735

Refining and Marketing	2 912	3 154	2 128

Corporate and Eliminations	(1 317)	(624)	(614)

Total	4 358	4 312	3 188

Funds from (used in) operations (2)

Oil Sands	6 061	4 964	4 734

Exploration and Production	2 143	1 779	1 756

Refining and Marketing	3 863	3 798	2 823

Corporate and Eliminations	(1 249)	(369)	(174)

Total funds from operations	10 818	10 172	9 139

Change in non-cash working capital	(397)	408	(173)

Cash flow provided by operating activities	10 421	10 580	8 966

(1)
2018 and 2017 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact on overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate Energy Trading and Eliminations segment.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

2019 ANNUAL REPORT   Suncor Energy Inc.  21

2. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

Delivering competitive and sustainable returns to shareholders is a top priority of the company and we aim to maximize shareholder returns by focusing on our operational excellence, capital discipline through investment in high-value projects, and our commitment to environmental stewardship and sustainability. In an industry that has experienced volatility in recent years, we believe that Suncor is well positioned to succeed due to the company's competitive advantages: financial strength, including our ability to consistently generate free funds flow across a wide range of business environments, a highly efficient, tightly integrated suite of assets, an industry-leading long-life, low-decline oil sands reserves base, an offshore business that provides geographically diversified cash flow, and our investment in sustainability, technology and innovation.

Key components of Suncor's strategy include:

•
Free funds flow growth through high-return investments – Suncor's growth and development plan is focused on projects and initiatives that are expected to create long-term value for the company through structural free funds flow growth. The company's significant long-life, low-decline reserves base combined with our industry expertise allows the company to execute improvement strategies at existing assets, such as debottlenecks and the deployment of autonomous haul trucks, that are expected to generate additional value for years to come. In addition, the company's regional oil sands advantage provides the company with the economies of scale required to realize synergies between assets and further develop our in situ resources in a low-cost manner under the company's replication strategy.

•
Optimize value through integration and secured market access – From the ground to the gas station, Suncor optimizes profit along each step of the value chain through integration of the company's oil sands assets with its midstream and refining assets. This integration helps to significantly shield Suncor from the effects of western Canadian crude price differentials, and our midstream and marketing assets provide the logistical flexibility to move production to a wide range of markets. Through this midstream and marketing network and our geographical diversity, the company receives global-based pricing for the majority of its production.

•
Achieve industry-leading unit costs in each business segment – Suncor aims to get the most out of our assets through a focus on operational excellence, which means operating in a way that is safe, reliable, cost-efficient and environmentally responsible. Driving down costs and a continued focus on improved productivity and reliability will help us achieve maximum value from our operations. With the Government of Alberta's imposition of mandatory production curtailments in 2019, the company's short-term focus in Oil Sands has shifted from maximizing production to maximizing margin from each barrel produced, resulting in higher production costs per barrel but optimizing the cash generation from our Oil Sands assets.

•
Be an industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy. We believe that Suncor's growth will be fuelled by investments in lower carbon energy, and we have made such investments a key priority in achieving our sustainable development goals.

•
Technology and people-enabled – Suncor is focused on shifting our culture and leveraging technology to improve performance and reliability which are central to our operational excellence journey. Unleashing the full potential of our people and technology will be critical in achieving our environmental, operational and financial goals.

22  2019 ANNUAL REPORT   Suncor Energy Inc.

2019 Highlights

Suncor generated a record $10.8 billion in funds from operations(1) in 2019, reflecting the ability of our integrated business to deliver strong results across a wide range of market conditions.

•
In 2019, Suncor achieved record funds from operations of $10.818 billion, compared to $10.172 billion in 2018, and marked the second consecutive year above $10 billion.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $10.421 billion in 2019, compared to $10.580 billion in 2018.

•
Operating earnings(1) in 2019 were $4.358 billion, compared to $4.312 billion in 2018.

•
Net earnings for 2019 were $2.899 billion, compared to $3.293 billion in 2018. In 2019, net earnings included non-cash asset impairment charges of $3.352 billion after-tax primarily due to lower forecasted heavy oil prices for Fort Hills and higher capital cost estimates for the West White Rose Project.

Suncor returned $4.9 billion in dividends and share repurchases to shareholders in 2019, representing 45% of total funds from operations, demonstrating our commitment to shareholder returns.

•
In 2019, the company distributed $2.614 billion in dividends to shareholders, marking the 17th consecutive year of dividend increases for Suncor.

•
The company repurchased $2.274 billion of its own common shares for cancellation during 2019. Since May 2017, the company has repurchased over 9% of its outstanding common shares.

•
Suncor reduced its debt by $425 million, further improving the company's liquidity and balance sheet flexibility.

•
Subsequent to the end of the year, Suncor's Board of Directors approved a quarterly dividend of $0.465 per common share, an increase of 11%, to be paid in the first quarter of 2020 and also approved the renewal of its share repurchase program of up to $2.0 billion beginning March 1, 2020.

Oil Sands production increased 7%, despite being limited by the Government of Alberta's mandatory production curtailments, with a continued focus on operational excellence and improved reliability.

•
In 2019, the company achieved an SCO production record of 485,600 bbls/d across its Oil Sands assets while minimizing the impacts of mandatory production curtailments. During 2019, Suncor demonstrated the value of the company's asset integration and flexibility by shifting our focus to value over volume, optimization of product mix and transferring production quotas among its assets, in addition to purchasing third-party credits, to minimize the impacts of mandatory production curtailments.

•
Oil Sands operations increased its production of higher value SCO to 313,300 bbls/d and achieved upgrader utilization of 90%, compared to SCO production of 280,300 bbls/d and upgrader utilization of 80% in the prior year.

•
Syncrude reached three billion barrels of production and achieved the second best year of production in the history of the asset, due to improved upgrader reliability and despite mandatory production curtailments. In 2019, Suncor's share of Syncrude production was 172,300 bbls/d with 85% utilization, compared to 144,200 bbls/d and 70% utilization in the prior year. Syncrude cash operating costs per barrel(1) decreased approximately 20%, to $37.95 in 2019, from the prior year.

•
Fort Hills production increased to 85,300 bbls/d in 2019, compared to 66,100 bbls/d in the prior year. The ramp up of Fort Hills operations throughout 2018 drove the increase in production, partially offset by mandatory production curtailments. Fort Hills cash operating costs per barrel(1) averaged $26.15 in 2019, compared to $31.20 in 2018, reflecting the impact of increased production.

(1)
Funds from (used in) operations, operating earnings (loss), Syncrude cash operating costs and Fort Hills cash operating costs are Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Exploration and Production (E&P) increased production with Hebron reaching nameplate ahead of schedule and first oil from Oda.

•
Hebron reached nameplate production ahead of schedule in 2019, with six new production wells coming online during the year. Production at Hebron averaged 23,500 bbls/d in 2019.

•
First oil was achieved ahead of schedule at Oda, with production averaging 3,700 boe/d in 2019, and averaging 7,800 boe/d in the fourth quarter of 2019.

•
In 2019, the company sanctioned the Terra Nova asset life extension (ALE) project, which is expected to extend the life of Terra Nova by approximately a decade and is planned for execution by the end of 2020.

Refinery and Marketing (R&M) segment achieved new records and continued to deliver strong results in 2019.

•
R&M achieved record funds from operations of $3.863 billion in 2019, delivering crude throughput of 438,900 bbls/d compared to funds from operations of $3.798 billion and crude throughput of 430,800 bbls/d in

2019 ANNUAL REPORT   Suncor Energy Inc.  23

  the prior year. Average refinery utilization was 95% in 2019, compared with 93% in 2018, reflecting the company's continued focus on operational excellence.

•
Refined product sales were 539,400 bbls/d, with record volumes sold in the marketing channels in 2019, including a new annual record for Canadian retail sales.

Continued focus on free funds flow growth by investing in projects that are economically robust, sustainability minded and technologically progressive.

•
Suncor announced that it is replacing its coke-fired boilers with a new cogeneration facility at its Oil Sands Base Plant. The cogeneration units are expected to provide reliable steam generation required for Suncor's extraction and upgrading operations and are expected to reduce the greenhouse gas (GHG) emissions intensity associated with steam production at its Oil Sands Base Plant by approximately 25%. The project is estimated to cost $1.4 billion and is expected to be in service in the second half of 2023.

•
In 2019, construction began on interconnecting pipelines between Suncor's Oil Sands Base Plant and Syncrude in anticipation of an in-service date in the second half of 2020. The bi-directional pipelines will enhance integration between these assets and is expected to increase reliability at Syncrude.

•
The company continued to invest in clean energy by sanctioning the Forty Mile Wind Power Project, which is expected to drive value through sustainable low-carbon power generation and retention of the generated carbon credits for utilization in Suncor's upstream business. In addition, the company invested in clean technology, including a $73 million equity investment in Enerkem Inc., a waste-to-biofuels and chemicals producer.

•
Suncor continued to advance the implementation of autonomous haul systems (AHS), tailings technology advancements, and accelerated our digital technology adoption at Fort Hills and Oil Sands operations.

•
Suncor advanced its sustainability and technology initiatives by completing its coast-to-coast network of fast-charging electric vehicle stations across Canada in 2019.

24  2019 ANNUAL REPORT   Suncor Energy Inc.

3. FINANCIAL INFORMATION

Net Earnings

Suncor's net earnings in 2019 were $2.899 billion, compared to $3.293 billion in 2018. Net earnings were impacted by the same factors that influenced operating earnings, which are described below. Other items affecting net earnings in 2019 and 2018 included:

•
During 2019, the company recorded non-cash after-tax impairment charges of $2.803 billion on its share of Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted heavy crude oil prices and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $590 million in 2019, compared to an after-tax loss of $989 million in 2018.

•
In 2019, Suncor sold its 37% interest in Canbriam Energy Inc. (Canbriam), a private natural gas company, for total proceeds and an equivalent gain of $151 million ($139 million after-tax).

•
In 2019, the company recorded an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets.

•
In 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's enactment of legislation for a staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

•
In 2018, the company recorded a net non-cash loss of $90 million, after-tax, in the E&P segment related to an asset exchange with Canbriam, as a result of the decline in benchmark natural gas prices in B.C.

•
In 2018, the company recorded an after-tax gain of $60 million in the Oil Sands segment on the sale of the company's interest in the Joslyn oil sands mining project.

Operating Earnings

Consolidated Operating Earnings Reconciliation(1)

Year ended December 31 ($ millions)	2019	2018	2017

Net earnings	2 899	3 293	4 458

Asset impairments	3 352	—	—

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(590)	989	(702)

(Gain) on significant disposals and loss on equity investment(2)	(187)	30	(437)

Impact of income tax adjustments on deferred income taxes(3)	(1 116)	—	(124)

Loss on interest rate swaps(4)	—	—	20

Non-cash loss on early payment of long-term debt(5)	—	—	28

Recognition of property damage insurance proceeds(6)	—	—	(55)

Operating earnings(1)	4 358	4 312	3 188

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2017, the company recorded a $354 million after-tax gain in the R&M segment related to the sale of the company's lubricants business, and an after-tax gain of $83 million in the Corporate and Eliminations segment related to the sale of the company's interest in the Cedar Point wind facility.

(3)
In 2017, the company recorded an adjustment to its deferred income taxes of $124 million related to tax reform legislation in the U.S., with the most significant impact resulting from a decrease in the corporate income tax rate from 35% to 21%.

(4)
Loss on forward interest rate swaps associated with issued debt, due to changes in long-term interest rates, in the Corporate and Eliminations segment.

(5)
Charges associated with the early repayment of debt, net of associated realized foreign currency hedges, in the Corporate and Eliminations segment.

(6)
In 2017, the company received after-tax property damage insurance proceeds of $55 million ($76 million before tax) related to a facility incident at Syncrude, in the Oil Sands segment.

2019 ANNUAL REPORT   Suncor Energy Inc.  25

Bridge Analysis of Consolidated Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Suncor's consolidated operating earnings in 2019 were $4.358 billion, compared to $4.312 billion in the prior year. The increase was primarily a result of improved western Canadian crude oil differentials, including a substantial narrowing of heavy crude and SCO differentials, which more than offset lower benchmark pricing from the prior year. This led to an increase in Oil Sands price realizations and a net favourable inventory valuation change on crude feedstock costs, partially offset by increased deferral of profit on crude oil sales to R&M, and lower refining margins. Operating earnings in 2019 were also positively impacted by higher overall upstream production, attributed to improved reliability at Syncrude and the ramp up of Fort Hills and Hebron throughout 2019, partially offset by the impact of the Government of Alberta's mandatory production curtailments.

These factors were partially offset by an increase in expenses associated with Suncor's increased production in 2019. DD&A was further impacted by transition to IFRS 16, which also increased financing expenses.

Cash Flow Provided by Operating Activities and Funds from Operations

Consolidated funds from operations for 2019 were $10.818 billion, compared to $10.172 billion in 2018, and were impacted by the same factors as operating earnings described above, excluding the impact of DD&A expense.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $10.421 billion in 2019, compared to $10.580 billion in 2018, as the current year included a use of cash in working capital, compared to a source of cash in working capital in the prior year which was due to a decrease in accounts receivable balances and refinery inventory value associated with the declining price environment in the second half of 2018.

Results for 2018 Compared with 2017

Net earnings in 2018 were $3.293 billion, compared to $4.458 billion in 2017. The decrease in net earnings was impacted by the same factors impacting operating earnings described below, as well as an after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt in 2018, compared to an after-tax unrealized foreign exchange gain in 2017.

Operating earnings were $4.312 billion in 2018, compared to $3.188 billion in 2017. The increase was primarily due to improved overall benchmark crude pricing, increased refining margins, higher overall upstream production, primarily attributed to the ramp up of Fort Hills and Hebron and the increased working interest in Syncrude acquired in early 2018, as well as improved energy trading earnings. These factors were partially offset by an increase in expenses associated with the expansion of the company's production in 2018, an increase in maintenance expenditures at Syncrude and Oil Sands operations resulting from an increase in planned and unplanned maintenance, a decrease in the capitalization of borrowing costs with the commissioning of the company's major growth projects, as well as a net unfavourable inventory valuation change on declining crude feedstock costs at the end of 2018.

Consolidated funds from operations for 2018 were $10.172 billion, compared to $9.139 billion in 2017. Funds from operations were impacted by the same factors as operating earnings described above.

26  2019 ANNUAL REPORT   Suncor Energy Inc.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $10.580 billion in 2018, compared to $8.966 billion in 2017, and reflected a source of cash from the company's working capital balances in 2018, compared to a use of cash in 2017, as a result of lower year end benchmarks.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2019	2018	2017

WTI crude oil at Cushing (US$/bbl)	57.05	64.80	50.95

Dated Brent Crude (US$/bbl)	64.30	71.05	54.25

Dated Brent/Maya crude oil FOB price differential (US$/bbl)	6.45	9.10	7.70

MSW at Edmonton (Cdn$/bbl)	69.20	69.30	63.20

WCS at Hardisty (US$/bbl)	44.25	38.50	38.95

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	(12.80)	(26.30)	(11.95)

SYN-WTI differential (US$/bbl)	(0.60)	(6.15)	(1.27)

Condensate at Edmonton (US$/bbl)	52.85	61.05	51.55

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	1.75	1.50	2.15

Alberta Power Pool Price (Cdn$/MWh)	54.95	50.20	22.15

New York Harbor 2-1-1 crack(1) (US$/bbl)	19.90	19.40	18.20

Chicago 2-1-1 crack(1) (US$/bbl)	17.05	17.40	16.80

Portland 2-1-1 crack(1) (US$/bbl)	24.55	24.00	22.50

Gulf Coast 2-1-1 crack(1) (US$/bbl)	19.15	18.40	17.70

Exchange rate (US$/Cdn$)	0.75	0.77	0.77

Exchange rate (end of period) (US$/Cdn$)	0.77	0.73	0.80

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The company previously quoted 3-2-1 crack margin benchmarks based on wider use and familiarity with these benchmarks and, although the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which better reflects the approximate composition of Suncor's overall refined product mix. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada, which influences SCO differentials. Price realizations for sweet SCO were favourably impacted by a significant narrowing of SCO differentials, partially offset by a decrease in WTI at Cushing to US$57.05/bbl in 2019, from US$64.80/bbl in 2018.

Suncor also produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton in 2019 were relatively unchanged from 2018, while WCS at Hardisty increased to US$44.25 in 2019 compared to US$38.50 in 2018, reflecting the impact of narrowing western Canadian heavy crude differentials, in part due to mandatory production curtailments in Alberta. Sweet and sour SCO differentials in 2019 were favourable when compared to 2018.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO) and pipeline tolls. Bitumen price realizations can also be affected by bitumen quality and spot sales. Bitumen prices were favourably impacted by narrower heavy crude oil differentials in 2019.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude, which averaged US$64.30/bbl in 2019, compared to US$71.05/bbl in 2018. Due to the nature of cargo shipments at the company's offshore assets, the timing associated with bulk cargo sales can result in price realizations that deviate from the average benchmark price over the period.

Suncor's refining margins are primarily influenced by industry benchmark crack spreads and, although the 3-2-1 crack spread is more commonly quoted, the company's refinery

2019 ANNUAL REPORT   Suncor Energy Inc.  27

production is better aligned with a 2-1-1 crack spread, which more appropriately reflects the company's refined product mix of gasoline and distillates. Benchmark crack spreads are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes, or lighter crudes discounted relative to the WTI benchmark. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads quoted in the market are based on current crude feedstock prices whereas actual earnings are based on first-in, first-out (FIFO) inventory accounting, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration, production mix and realized prices for refined products sales in markets unique to each refinery.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $1.75/mcf in 2019, from $1.50/mcf in the prior year.

Excess electricity produced in Suncor's Oil Sands operations business is sold to the Alberta Electric System Operator, with the proceeds netted against the Oil Sands operations cash operating costs per barrel metric. The Alberta power pool price increased to an average of $54.95/MWh in 2019 from $50.20/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. In 2019, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.75 per one Canadian dollar from US$0.77 per one Canadian dollar, which had a positive impact on price realizations for the company in 2019.

Conversely, some of Suncor's assets and liabilities, notably 65% of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2019 net earnings and funds from operations(3) if the listed changes had occurred.

(Estimated change, in $ millions)	Net Earnings	Funds From Operations(3)

Crude oil +US$1.00/bbl	238	238

Natural gas +Cdn$0.10/mcf	(24)	(24)

WTI – narrowing light/heavy differential +US$1.00/bbl	23	23

2-1-1 crack spreads +US$1.00/bbl	153	153

Foreign exchange +$0.01 US$/Cdn$ related to operating activities(4)	(221)	(221)

Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$	159	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(4)
Excludes the foreign exchange impact on U.S dollar denominated debt.

28  2019 ANNUAL REPORT   Suncor Energy Inc.

4. SEGMENT RESULTS AND ANALYSIS

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations. Bitumen is either upgraded into SCO for refinery feedstock and diesel fuel, or blended with diluent for direct sale to market through the company's midstream infrastructure and its marketing activities. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy, reclamation and storage facilities.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ also includes development opportunities which may support future in situ production, including Meadow Creek (75%), Lewis (100%), OSLO (77.78%), various interests in Chard (25% to 50%), and a non-operated interest in Kirby (10%). In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Fort Hills includes Suncor's 54.11% interest in Fort Hills, which the company operates, and the East Tank Farm Development in which Suncor holds a 51% interest and operates.

•
Syncrude refers to Suncor's 58.74% interest in the Syncrude oil sands mining and upgrading operation.

EXPLORATION AND PRODUCTION

Suncor's E&P segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.190% in the Hibernia Southern Extension Unit), White Rose (27.5% in the base project and 26.125% in the extensions), and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador. Previously, E&P Canada also included Suncor's 37% equity interest in Canbriam which was sold during the second quarter of 2019.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), the Golden Eagle Area Development (26.69%), Oda (30%), the Fenja project (17.5%), and the Rosebank future development project (40%). Buzzard, Golden Eagle, and Rosebank are located in the U.K. sector of the North Sea, while Oda and the Fenja project are located in the Norwegian North Sea and the Norwegian Sea, respectively. In addition, Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya, although production in Libya remained partially shut in throughout 2019 due to continued political unrest. The timing of a return to normal operations in Libya remains uncertain. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in Syria, which has been suspended, indefinitely, since 2011 due to political unrest in the country.

REFINING AND MARKETING

The R&M segment consists of two primary operations, the refining and supply and marketing operations discussed below, as well as the infrastructure supporting the marketing and supply of refined products, crude oil, natural gas, power and byproducts.

•
Refining and Supply operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a 137,000 bbls/d refinery located in Montreal, Quebec and an 85,000 bbls/d refinery located in Sarnia, Ontario.

•
Western North America operations include a 142,000 bbls/d refinery located in Edmonton, Alberta and a 98,000 bbls/d refinery in Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals

2019 ANNUAL REPORT   Suncor Energy Inc.  29

    throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned, Petro-Canada™ and Sunoco™ location and branded-dealers in Canada and other non-branded retail stations in the U.S., a nationwide commercial road transportation network in Canada, as well as a bulk sales channel in Canada.

CORPORATE AND ELIMINATIONS

The Corporate and Eliminations segment includes the company's investments in renewable energy projects, and other activities not directly attributable to any other operating segment.

•
Renewable Energy includes interests in four wind farm operations in Ontario and Western Canada: Adelaide, Chin Chute, Magrath and Sunbridge, as well as the recently sanctioned Forty Mile Wind Power Project currently under construction.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, the company's captive insurance activities that insure a portion of the company's asset base and investments in clean technology.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments and insurance for a portion of the company's operations by the Corporate captive insurance entity. The sale of product between the company's segments is primarily related to crude refining feedstock sold from Oil Sands to R&M.

OIL SANDS

2019 Highlights

•
In 2019, the company achieved an SCO production record of 485,600 bbls/d across its Oil Sands assets. Suncor's curtailment optimization strategy maximized the value of the company's allotted barrels under the Government of Alberta's mandatory production curtailments program effective January 2019. The company was able to optimize the transfer of allotted curtailment credits among the company's assets and purchase third-party credits to maximize production of higher value SCO production, demonstrating our focus on value over volume.

•
Oil Sands operations increased SCO production to 313,300 bbls/d and achieved upgrader utilization of 90% in 2019, compared to 280,300 bbls/d and upgrader utilization of 80% in the prior year.

•
Syncrude celebrated its three billionth barrel of production and achieved the second best year of production in its history, despite mandatory production curtailments. Syncrude production of SCO was 172,300 bbls/d with 85% utilization, compared to 144,200 bbls/d and 70% utilization in the prior year, due to improved upgrader reliability and lower unplanned maintenance. Syncrude cash operating costs per barrel declined significantly to $37.95 in 2019, compared to $47.25 in the prior year, due to improved reliability and lower maintenance.

•
Suncor's share of production from Fort Hills increased to 85,300 bbls/d, compared to 66,100 bbls/d in the prior year, due to the ramp up of operations throughout 2018, partially offset by mandatory production curtailments.

•
In 2019, construction began on interconnecting pipelines between Suncor's Oil Sands Base Plant and Syncrude in anticipation of an in-service date in the second half of 2020. The bi-directional pipelines are expected to enhance integration between these assets and increase reliability at Syncrude.

•
In 2019, Suncor announced a $1.4 billion investment in a new cogeneration facility at Oil Sands Base Plant to deliver low-carbon power generation and replace existing coke-fired boilers. This investment is expected to provide reliable steam generation while contributing to the company's environmental and incremental annual free funds flow growth goal.

Strategy and Investment Update

Suncor holds one of the largest resource positions in the Athabasca oil sands. Management is committed to delivering safe, reliable, low-cost production, while being leaders in growth, technical innovation and environmental sustainability. The company has developed a unique asset base within the oil sands and has established a regional advantage given the close proximity of the company's assets to one another. This collection of high-quality assets, combined with a long-life, low-decline reserves base and industry-leading expertise, provides the opportunity to continue to advance technology and innovation investments and high return growth projects while growing annual free funds flow.

The company's ability to leverage technology and innovation is at the core of our strategy supporting our financial, social and environmental goals. Investments to replace its coke-fired boilers with a cogeneration facility at its Oil Sands Base Plant is expected to provide reliable steam generation required for Suncor's extraction and upgrading, at a lower cost and with significantly lower carbon emissions. The facility is also expected to generate electricity that will be transmitted to Alberta's power grid, providing a lower carbon power alternative while delivering value to Suncor.

30  2019 ANNUAL REPORT   Suncor Energy Inc.

Additional technology projects, including the continued deployment of AHS, and innovative tailings technology advancements, including Permanent Aquatic Storage Structure, demonstrate the importance technology and innovation have in increasing efficiency and lowering operating costs while improving our environmental and safety performance.

Suncor remains committed to increasing reliability and enhancing the integration of our existing assets for profitable growth. The investment in the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base Plant will provide increased operational flexibility, enabling higher reliability, utilization and profit optimization for all Syncrude partners. The pipelines are expected to be in service in the second half of 2020.

Cost management and capital discipline in Oil Sands will continue to be top priorities as the company expects to manage controllable operating costs through initiatives that include co-ordinated maintenance strategies, equipment standardization and the adoption of digital technologies. Capital discipline continues to focus on managing investment opportunities, including asset synergies and sustainability priorities, strategically investing in projects that are economically robust, sustainably minded and technologically progressive. With these factors in mind, the company has identified opportunities to debottleneck Firebag, including the completion of our emulsion handling project this year, integrate well pad development and expand our Solvent steam-assisted gravity drainage program. Our near-term expectation is to have actual Firebag production at nameplate capacity of 203,000 bbls/d in 2021, assuming no production curtailment, with the potential to add up to 30,000 bbls/d of lower capital intensity and lower carbon production by 2024-25.

Through Suncor's midstream and logistics network, the company secures market access, optimizes price realizations associated with the marketing of crude oil and byproducts and natural gas supply, manages inventory levels, and limits the impacts of external market factors, such as pipeline disruptions, lack of egress or outages at refining customers.

Financial Highlights(1)

Year ended December 31 ($ millions)	2019	2018	2017

Gross revenues	18 347	15 743	13 274

Less: Royalties	(917)	(398)	(355)

Operating revenues, net of royalties	17 430	15 345	12 919

Net (loss) earnings	(427)	945	994

Adjusted for:

Asset impairment	2 959	—	—

Gain on significant disposal(2)	—	(60)	—

Insurance proceeds(3)	—	—	(55)

Impact of income tax rate adjustment on deferred taxes	(910)	—	—

Operating earnings(4)	1 622	885	939

Funds from operations(4)	6 061	4 964	4 734

(1)
2018 and 2017 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
In 2018, the company recorded an after-tax gain of $60 million on the sale of the company's interest in the Joslyn oil sands mining project.

(3)
In 2017, the company received after-tax property damage proceeds of $55 million related to a facility incident at Syncrude.

(4)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

2019 ANNUAL REPORT   Suncor Energy Inc.  31

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings in Oil Sands operations were $1.622 billion in 2019, compared to $885 million in 2018. The increase in operating earnings is primarily due to improved western Canadian crude oil differentials, including a substantial narrowing of heavy crude and SCO differentials, which more than offset lower benchmark pricing from the prior year and resulted in higher Oil Sands price realizations. Strong Syncrude reliability and the ramp up of production at Fort Hills throughout 2018 contributed to the overall increase in Oil Sands production in 2019 compared to the prior year, despite being limited by mandatory production curtailments. Operating earnings were unfavourably impacted by higher operating costs, higher royalties and DD&A associated with the increase in production.

Oil Sands had a net loss of $427 million in 2019, compared to net earnings of $945 million in 2018, and was impacted by the same factors as operating earnings described above. In addition, 2019 net earnings included the impact of a non-cash impairment charge of $2.803 billion after-tax on the company's share of the Fort Hills assets, described below, partially offset by a one-time deferred income tax recovery of $910 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

Funds from operations for the Oil Sands segment were $6.061 billion in 2019, compared to $4.964 billion in 2018, and were influenced by the same factors that impacted operating earnings, adjusted for the impact of non-cash DD&A.

Production Volumes(1)

Year ended December 31 (mbbls/d)	2019	2018	2017

Upgraded product (SCO and diesel)	313.3	280.3	317.7

In Situ non-upgraded bitumen	99.5	138.0	111.7

Total Oil Sands operations production	412.8	418.3	429.4

Fort Hills bitumen	85.3	66.1	—

Syncrude (sweet SCO and diesel)	172.3	144.2	134.3

Total	670.4	628.6	563.7

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input. Yields of SCO from Syncrude's upgrading processes are approximately 85% of bitumen feedstock input.

Oil Sands operations production decreased to 412,800 bbls/d in 2019 from 418,300 bbls/d in 2018, primarily due to mandatory production curtailments. Mandatory production curtailments largely impacted the company's non-upgraded bitumen production and resulted in an increased yield loss as the company maximized production to its upgraders in order to produce higher value SCO. In 2019, SCO production increased to 313,300 bbls/d, with upgrader utilization of 90%, compared to SCO production of 280,300 bbls/d and upgrader utilization of 80% in the prior year, reflecting strong reliability in 2019 and reduced maintenance.

Fort Hills bitumen production increased to 85,300 bbls/d in 2019 from 66,100 bbls/d in 2018, due to the ramp up in production throughout 2018, partially offset by the impact of mandatory production curtailments. Fort Hills remains

32  2019 ANNUAL REPORT   Suncor Energy Inc.

adversely impacted by mandatory production curtailments due to the continued, disproportionate effect of curtailment as it is applied on a 2018 production basis when the asset was ramping up to full production rates. In 2019, the company was able to partially mitigate impacts of curtailment on production by internally transferring credits from Oil Sands operations during planned maintenance and purchasing third-party curtailment credits.

Suncor's share of Syncrude production increased to 172,300 bbls/d in 2019, compared to 144,200 bbls/d in 2018, marking the second best year of production in the asset's history, even with mandatory production curtailments. The increase is primarily due to strong reliability and lower maintenance resulting in upgrader utilization of 85% in 2019, compared to 70% in the prior year. In 2019, Syncrude was able to partially mitigate the impact of curtailment on production by purchasing curtailment credits from partners and third parties.

Sales Volumes and Mix

Year ended December 31 (mbbls/d)	2019	2018	2017

Oil Sands operations sales volumes

Sweet SCO	113.5	96.1	107.9

Diesel	26.0	28.8	27.5

Sour SCO	171.8	162.6	183.6

Upgraded product (SCO)	311.3	287.5	319.0

In Situ non-upgraded bitumen	101.4	134.0	110.6

Oil Sands operations	412.7	421.5	429.6

Fort Hills bitumen	86.1	57.3	—

Syncrude sweet SCO	172.3	144.2	134.3

Total	671.1	623.0	563.9

Sales volumes for Oil Sands operations decreased to 412,700 bbls/d in 2019, compared to 421,500 bbls/d in 2018, reflecting the same factors impacting production volumes.

Bitumen sales at Fort Hills increased to 86,100 bbls/d, net to Suncor, in 2019, from 57,300 bbls/d in the prior year, consistent with the increase in production.

Bitumen Production from Operations

Year ended December 31	2019	2018	2017

Oil Sands Base

Bitumen production (mbbls/d)	289.9	258.8	305.4

Bitumen ore mined (thousands of tonnes/day)	434.8	378.0	464.4

Bitumen ore grade quality (bbls/tonne)	0.67	0.68	0.66

In Situ

Bitumen production – Firebag (mbbls/d)	187.0	204.0	181.5

Steam-to-oil ratio – Firebag	2.7	2.7	2.7

Bitumen production – MacKay River (mbbls/d)	29.2	36.0	31.1

Steam-to-oil ratio – MacKay River	3.0	2.9	3.1

Total In Situ bitumen production (mbbls/d)	216.2	240.0	212.6

Total Oil Sands operations bitumen production (mbbls/d)	506.1	498.8	518.0

Fort Hills

Bitumen production (mbbls/d)	85.3	66.1	—

Bitumen from froth	—	1.3	—

Bitumen ore mined (thousands of tonnes/day)	140.5	106.2	—

Bitumen ore grade quality (bbls/tonne)	0.61	0.63	—

Syncrude

Bitumen production (mbbls/d)	205.4	172.0	163.6

Bitumen ore mined (thousands of tonnes/day)	330.5	277.5	252.7

Bitumen ore grade quality (bbls/tonne)	0.62	0.62	0.63

Total Oil Sands bitumen production (mbbls/d)	796.8	738.2	681.6

Oil Sands operations bitumen production increased to 506,100 bbls/d in 2019, compared to 498,800 bbls/d in 2018. The increase is primarily due to strong upgrader reliability and the associated increase in mined bitumen volumes, partially offset by lower non-upgraded In Situ production due to mandatory production curtailments after maximizing the volume of Firebag bitumen upgraded into SCO.

Bitumen production at Syncrude increased in 2019 to 205,400 bbls/d from 172,000 bbls/d in 2018, and was impacted by the same factors as production described above.

2019 ANNUAL REPORT   Suncor Energy Inc.  33

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2019	2018	2017

Oil Sands operations

SCO and diesel	69.65	68.97	61.47

Bitumen	42.08	24.70	33.47

Crude sales basket (all products)	62.87	54.91	54.26

Crude sales basket, relative to WTI	(13.20)	(29.24)	(11.91)

Fort Hills bitumen	48.96	38.47	—

Syncrude – sweet SCO	73.45	70.19	66.05

Syncrude, relative to WTI	(2.62)	(13.97)	(0.12)

Average price realizations at Oil Sands operations increased to $62.87/bbl in 2019 compared to $54.91/bbl in 2018, primarily due to the narrowing of heavy crude and SCO differentials resulting from mandatory production curtailments in the province of Alberta, and the impact of a weaker Canadian dollar, partially offset by a decrease in the WTI benchmark price.

Average price realizations for Fort Hills bitumen were $48.96/bbl in 2019 and were higher than In Situ bitumen realizations due to a higher proportion of sales being made in the U.S. mid-continent and the U.S. Gulf Coast, where Suncor is able to utilize its logistics network to access favourable pricing in the U.S. market, combined with the higher quality associated with paraffinic froth-treated bitumen produced at Fort Hills. Average price realizations were higher than the prior year due to the improved heavy crude oil differential and the impact of a weaker Canadian dollar, partially offset by a decrease in the WTI benchmark price.

Suncor's average price realization for Syncrude sales increased in 2019 to $73.45/bbl, compared to $70.19/bbl in 2018, due to narrower SCO differentials and the impact of a weaker Canadian dollar, partially offset by decreased WTI benchmark pricing.

Royalties

Royalties were higher in 2019 relative to 2018, primarily due to higher bitumen pricing and production volumes.

Expenses and Other Factors

Total operating and transportation expenses for 2019 were higher relative to 2018, as described in detail below. See the Cash Operating Costs section below for further details.

At Oil Sands operations, operating costs increased when compared to the prior year as a result of higher costs associated with increased production of higher value SCO barrels, an increase in contractor mining costs for increased ore volumes processed, higher commodity costs and unplanned maintenance costs.

At Fort Hills, operating costs in 2019 were higher compared to the prior year due to the ramp up of production in 2018 and an increase in planned maintenance.

Suncor's share of Syncrude operating costs were lower than the prior year, primarily due to lower unplanned maintenance costs resulting from improved reliability.

Oil Sands transportation costs in 2019 were comparable to the prior year.

DD&A expense for 2019 increased when compared to 2018 due to additional depreciation associated with the transition to IFRS 16.

34  2019 ANNUAL REPORT   Suncor Energy Inc.

Cash Operating Costs

Year ended December 31	2019	2018	2017

Oil Sands operating, selling and general expense (OS&G)	8 027	7 577	6 262

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	4 639	4 222	4 067

Non-production costs(2)	(179)	(100)	(106)

Excess power capacity and other(3)	(241)	(237)	(232)

Inventory changes	48	(14)	1

Oil Sands operations cash operating costs(1) ($ millions)	4 267	3 871	3 729

Oil Sands operations cash operating costs(1) ($/bbl)	28.20	25.25	23.80

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	921	832	—

Non-production costs(2)	(115)	(120)	—

Inventory changes	9	55	—

Fort Hills cash operating costs(1) ($ millions)	815	767	—

Fort Hills cash operating costs(1) ($/bbl)	26.15	31.20	—

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	2 467	2 523	2 195

Non-production costs(2)	(82)	(33)	(37)

Syncrude cash operating costs(1) ($ millions)	2 385	2 490	2 158

Syncrude cash operating costs(1) ($/bbl)	37.95	47.25	44.05

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. Non-production costs at Fort Hills also include, but are not limited to, project startup costs, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

(1)
Oil Sands operations cash operating costs is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Oil Sands operations cash operating costs per barrel(1) averaged $28.20 in 2019, compared to $25.25 in 2018, reflecting higher contractor mining, commodity and unplanned maintenance costs, as well as higher costs associated with the production of higher value SCO barrels. Total Oil Sands operations cash operating costs increased to $4.267 billion from $3.871 billion in the prior year.

In 2019, non-production costs, which are excluded from Oil Sands operations cash operating costs, were higher than the prior year, primarily due to an increase in research and development costs and share-based compensation expense.

Oil Sands operations inventory changes in 2019 reflect a build of higher value SCO, partially offset by a draw of bitumen inventory.

Fort Hills cash operating costs per barrel averaged $26.15 in 2019, compared to $31.20 in 2018, reflecting the impact of the production ramp up throughout 2018.

Syncrude cash operating costs per barrel decreased to $37.95 in 2019, compared to $47.25 in the previous year, due to improved upgrader reliability and decreased maintenance costs. Suncor's share of total Syncrude cash operating costs decreased to $2.385 billion from $2.490 billion in 2018. Higher non-production costs compared to the prior year is due to an increase in share-based compensation expense.

Non-Cash Asset Impairment

Due to continued volatility in the crude oil price environment and resulting declines in forecasted heavy crude oil prices, the company performed an asset impairment test on its Fort Hills cash generating unit (CGU) in the Oil Sands segment. As a result, the company recorded a non-cash impairment charge of $2.80 billion (net of taxes of $0.91 billion) on its share of the Fort Hills project using the following asset-specific assumptions:

•
WCS price forecast of US$40.75/bbl in 2020, US$45.60/bbl in 2021, US$49.65/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;

•
the company's share of production ranging from 96,000 to 106,000 bbls/d over the life of the project;

•
cash operating costs averaging $22/bbl to $24/bbl over the life of the project (expressed in real dollars) reflects operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $7.7 billion as at December 31, 2019, which also includes the cost of carbon compliance in accordance with current provincial and federal regulations which starts at $30/tonne in 2020, reaches $50/tonne by 2022 and escalates at the rate of inflation thereafter. The estimate of the recoverable amount is most sensitive to the WCS price forecast and

2019 ANNUAL REPORT   Suncor Energy Inc.  35

discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $1.2 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $900 million (after-tax) on the company's share of the Fort Hills assets.

Planned Maintenance

Planned maintenance at MacKay River originally scheduled for the third quarter of 2020 has been accelerated to the first quarter of 2020 to coincide with an outage that occurred in the fourth quarter of 2019, in an effort to minimize impacts to annual production. Planned Upgrader 2 maintenance at Oil Sands operations and an annual turnaround at Syncrude are planned for the second quarter of 2020. Maintenance at Oil Sands operations Upgrader 1 is scheduled for the third quarter of 2020, extending into the fourth quarter of 2020. The anticipated impact of these maintenance events has been reflected in the company's 2020 guidance.

EXPLORATION AND PRODUCTION

2019 Highlights

•
E&P funds from operations increased to $2.143 billion from $1.779 billion in 2018, and operating earnings increased to $1.141 billion, compared to $897 million in the prior year.

•
Drilling activity at Hebron is ongoing with six new production wells coming online during 2019. Production at Hebron averaged 23,500 bbls/d in 2019, net to Suncor, compared to 13,000 bbls/d in 2018.

•
First oil was achieved ahead of schedule at Oda, with production averaging 3,700 boe/d in 2019. In the fourth quarter of 2019, Oda averaged production of 7,800 boe/d.

•
In 2019, the company sanctioned the Terra Nova ALE project, which is expected to extend the life of Terra Nova by approximately a decade and is planned for execution by the end of 2020.

Strategy and Investment Update

The E&P segment delivers geographically diversified cash flows and focuses primarily on low-cost projects that deliver significant returns, cash flow and long term-value.

The Terra Nova ALE project is scheduled to commence in the second quarter of 2020, with the vessel returning to service in the fourth quarter of 2020. Production at Terra Nova is planned to resume once the project is completed. The project is expected to extend the production life and capacity of the existing Terra Nova asset by approximately a decade. Execution of this work provides an opportunity to complete enhancements to the Floating Production, Storage and Offloading vessel to increase production capacity and efficiency to enable reliable operations over its extended life.

The company has ongoing development activities offshore the east coast of Canada and in the U.K. North Sea, intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields. These activities are planned to continue in 2020, with development drilling at Hebron and Hibernia, the West White Rose Project, Buzzard Phase 2, and the Fenja project in Norway. The Rosebank project is currently in the pre-sanction phase with a sanction decision planned for late 2022.

Through Suncor's midstream and logistics network, the company secures market access, optimizes price realizations associated with crude oil marketing, manages inventory levels and limits the impacts of external market factors.

36  2019 ANNUAL REPORT   Suncor Energy Inc.

Financial Highlights(1)

Year ended December 31 ($ millions)	2019	2018	2017

Gross revenues(2)	3 372	3 474	3 177

Less: Royalties(2)	(302)	(257)	(266)

Operating revenues, net of royalties	3 070	3 217	2 911

Net earnings	1 005	807	721

Adjusted for:

Asset Impairment	393	—	—

(Gain) on significant disposals and loss on equity investment(3)	(187)	90	—

Impact of income tax rate adjustments on deferred income taxes(4)	(70)	—	14

Operating earnings(5)	1 141	897	735

Funds from operations(5)	2 143	1 779	1 756

(1)
2018 and 2017 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this document on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of $303 million in 2019, $395 million in 2018, and $310 million in 2017, which is required for presentation purposes in the company's financial statements under the working-interest basis.

(3)
In 2018, the company recorded a net non-cash loss of $90 million, after-tax, related to an asset exchange with Canbriam.

(4)
In 2017, adjustments to the company's deferred income taxes related to tax reform legislation in the U.S. for North America Onshore assets.

(5)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings were $1.141 billion for E&P in 2019, compared to $897 million in the prior year, with the increase largely due to the receipt of $264 million, after-tax, for insurance proceeds related to the company's assets in Libya and prior year losses recorded on an equity investment in Canbriam, which was sold in 2019. Operating earnings were negatively impacted by lower price realizations consistent with the decline in the Brent crude benchmark, higher DD&A and increased royalties. The insurance proceeds received may be subject to a provisional repayment that may be dependent on the future performance and cash flows from Suncor's Libyan assets.

2019 ANNUAL REPORT   Suncor Energy Inc.  37

Net earnings were $1.005 billion for the E&P segment in 2019, compared to $807 million in 2018, and were impacted by the same factors as operating earnings described above. In addition, net earnings in 2019 included an after-tax impairment charge of $393 million against the company's interest in White Rose, as discussed below, and a one-time deferred income tax recovery of $70 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022. Net earnings in 2019 also included an after-tax gain of $139 million on the sale of the company's interest in Canbriam and an after-tax gain of $48 million related to the sale of certain non-core assets.

Funds from operations were $2.143 billion in 2019, compared to $1.779 billion in 2018. The increase was largely due to the same factors that impacted operating earnings above, adjusted for the impact of non-cash DD&A.

Production Volumes

Year ended December 31	2019	2018	2017

E&P Canada

Terra Nova (mbbls/d)	11.6	11.7	11.5

Hibernia (mbbls/d)	20.1	22.1	28.5

White Rose (mbbls/d)	4.7	6.6	11.4

Hebron (mbbls/d)	23.5	13.0	0.4

North America Onshore (mboe/d)	—	0.5	1.9

Total E&P Canada production (mboe/d)	59.9	53.9	53.7

E&P International

Buzzard (mboe/d)	31.9	34.2	43.8

Golden Eagle (mboe/d)	9.0	12.4	19.6

United Kingdom (mboe/d)	40.9	46.6	63.4

Norway – Oda (mboe/d)	3.7	—	—

Libya (mbbls/d)	2.3	2.9	4.5

Total E&P International production (mboe/d)	46.9	49.5	67.9

Total Production (mboe/d)	106.8	103.4	121.6

Total Sales Volumes (mboe/d)	106.0	102.8	120.8

E&P Canada production volumes increased to 59,900 boe/d in 2019 from 53,900 boe/d in 2018, primarily due to the ramp up of Hebron production throughout 2019 and the continued staged return of White Rose to normal operating rates, partially offset by an unplanned outage at Hibernia during the year.

E&P International production volumes averaged 46,900 boe/d in 2019, compared to 49,500 boe/d in 2018, with the increased production from Oda, which began production in 2019, more than offset by natural declines in the U.K.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties	2019	2018	2017

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	84.86	87.82	69.16

E&P Canada – Natural gas ($/mcf)	—	1.94	1.77

E&P International ($/boe)	81.09	86.77	65.46

E&P average price ($/boe)	82.92	86.96	66.20

Average price realizations from E&P Canada and E&P International in 2019 were lower than 2018, due to the decrease in benchmark prices for Brent crude in 2019 and the timing of cargo sales.

Royalties

E&P royalties were higher in 2019 due to an increase in East Coast Canada sales volumes.

Expenses and Other Factors

Operating expenses were marginally higher in 2019, compared to 2018, primarily due to the addition of Hebron operating costs and an increase in maintenance expense.

DD&A and impairment expenses increased in 2019, compared to the prior year, primarily due to the ramp up of Hebron production volumes, partially offset by decreased production in the U.K.

Exploration expense increased in 2019, as compared to 2018, as a result of exploration charges for non-commercial drilling results off the east coast of Canada and in the U.K. North Sea.

Financing expenses and other were favourable in 2019, compared to 2018, due to prior year losses recorded on an equity investment in Canbriam, which was sold in 2019.

Non-Cash Asset Impairment

Due to an increase to forecasted capital expenditures within the White Rose CGU, the company performed an asset impairment test as at December 31, 2019. As a result, the company recorded a non-cash impairment charge of $393 million (net of taxes of $128 million) on its share of the White Rose assets using the following asset-specific assumptions:

•
Brent price forecast of US$65.00/bbl in 2020, escalating at 2% per year thereafter over the life of the project up to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 8,700 bbls/d over the life of the project;

38  2019 ANNUAL REPORT   Suncor Energy Inc.

•
the company's share of future capital expenditures of $1.4 billion including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $360 million as at December 31, 2019, which also includes the cost of carbon compliance in accordance with current provincial and federal regulations which starts at $30/tonne in 2020, reaches $50/tonne by 2022 and escalates at the rate of inflation thereafter. The estimate of the recoverable amount is most sensitive to the Brent price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $85 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $35 million (after-tax) on the company's share of the White Rose assets.

Planned Maintenance of Operated Assets

The Terra Nova ALE project is scheduled to commence in the second quarter of 2020, with the vessel returning to service in the fourth quarter of 2020. Production at Terra Nova is planned to resume once the project is completed. The project is expected to extend the production life and capacity of the existing Terra Nova asset. The anticipated impact of the asset being offline has been reflected in the company's 2020 guidance.

REFINING AND MARKETING

2019 Highlights

•
The R&M segment delivered record funds from operations of $3.863 billion and operating earnings of $2.912 billion in 2019, compared to funds from operations of $3.798 billion and operating earnings of $3.154 billion in 2018.

•
R&M delivered refinery crude throughput of 438,900 bbls/d in 2019, compared to 430,800 bbls/d in 2018, driven by strong refinery utilization in 2019. Average refinery utilization was 95% in 2019, compared with 93% in 2018.

•
Refined product sales were 539,400 bbls/d, with record volumes sold in the marketing channels in 2019, including a new annual record for Canadian retail sales reflecting continued strong product demand.

•
R&M continues to be a key component of the company's integrated business model, allowing Suncor to significantly shield volatility in crude differentials in the Oil Sands segment through lower refinery feedstock costs. In 2019, approximately 56% of the company's crude feedstock processed at the company's refineries was internally produced SCO and diluted bitumen.

•
In 2019, Suncor also completed an electric vehicle fast-charging network across Canada, demonstrating the company's continued commitment to projects that are sustainability minded and technologically advanced.

Strategy and Investment Update

The R&M network serves to maximize Suncor's integrated returns by extending the value chain from oil sands production to the end customer and is a key component of Suncor's integrated business model. The company aims to operate its refineries at optimal levels of utilization to provide reliable offtake and secure pricing for a portion of the production from the Oil Sands segment.

In 2019, Suncor continued to leverage its strong Petro-Canada™ brand through a nationwide campaign to increase sales volumes and non-petroleum revenues through the company's network of convenience stores and car washes and will continue these efforts in 2020.

Through Suncor's midstream and logistics network, the company secures market access, optimizes price realizations associated with refined products and crude oil supply, manages inventory levels and limits the impacts of external market factors.

2019 ANNUAL REPORT   Suncor Energy Inc.  39

Financial Highlights(1)

Year ended December 31 ($ millions)	2019	2018	2017

Operating revenues	22 304	23 778	19 755

Net earnings	3 000	3 154	2 622

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(2)	(88)	—	(140)

Gain on significant disposal(3)	—	—	(354)

Operating earnings(4)	2 912	3 154	2 128

Funds from operations(4)	3 863	3 798	2 823

(1)
2018 and 2017 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
In 2017, the company recorded an adjustment to its deferred income taxes related to tax reform legislation in the U.S., with the most significant impact resulting from a decrease in the corporate tax rate from 35% to 21%.

(3)
After-tax gain related to the sale of the company's lubricants business.

(4)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

R&M contributed annual operating earnings of $2.912 billion in 2019, compared with $3.154 billion in 2018. The decrease was attributable to lower refining margins attributed primarily to significantly narrower crude differentials, lower marketing margins, and higher DD&A, partially offset by a FIFO gain in 2019 compared to a FIFO loss in the prior year associated with the significant decline in crude and refined product benchmarks near the end of 2018.

Net earnings in 2019 were $3.000 billion, compared to net earnings of $3.154 billion in 2018, and were impacted by the same factors as operating earnings described above. 2019 net earnings also included a one-time deferred income tax recovery of $88 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

R&M achieved an annual funds from operations record of $3.863 billion in 2019, compared to $3.798 billion in 2018, due primarily to the same factors that impacted operating earnings described above, excluding the impacts of non-cash DD&A.

40  2019 ANNUAL REPORT   Suncor Energy Inc.

Volumes

Year ended December 31	2019	2018	2017

Crude oil processed (mbbls/d)

Eastern North America	203.3	208.1	206.4

Western North America	235.6	222.7	234.8

Total	438.9	430.8	441.2

Refinery utilization(1)(2) (%)

Eastern North America	92	94	93

Western North America	98	93	98

Total	95	93	96

Refined Product Sales (mbbls/d)

Gasoline	246.6	245.6	242.9

Distillate	218.1	203.4	199.3

Other	74.7	78.4	88.3

Total	539.4	527.4	530.5

Refining margin(2) ($/bbl)	33.15	34.50	24.20

Refining operating expense(2) ($/bbl)	5.35	5.35	5.05

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refinery utilization averaged 95% in 2019, compared with 93% in 2018. The increase in utilization was primarily due to a decrease in planned maintenance in 2019 compared to 2018, with the Edmonton refinery undergoing its first full plant turnaround in its history in 2018.

Total refined products sales were 539,400 bbls/d in 2019, compared to 527,400 bbls/d in 2018, with record volumes sold in the marketing channels in 2019, including a new annual record for Canadian retail sales reflecting continued strong product demand.

Prices and Margins

Refining and Product Supply prices and margins, including FIFO inventory valuation, were slightly higher in 2019 compared to 2018, and were impacted primarily by the following factors:

•
An overall less favourable business environment, driven by narrower crude differentials.

•
In 2019, the impact of FIFO inventory accounting, as used by the company, relative to an estimated LIFO(1) basis of accounting, had a positive impact on refining margins and net income of approximately $461 million after-tax, compared to a negative impact of $468 million after-tax in 2018, for a favourable year-over-year impact of $929 million.

Marketing gross margins in 2019 were lower than in the prior year, primarily due to finished product market conditions.

Expenses and Other Factors

Operating and transportation expenses were higher in 2019 compared to 2018, primarily due to an increase in business development costs and share-based compensation expense.

DD&A increased in 2019 compared to the prior year due to the implementation of IFRS 16.

Planned Maintenance

The company has a number of planned maintenance events, including a two-week planned maintenance event at the Commerce City refinery in the first quarter of 2020, a two-week turnaround at the Sarnia refinery scheduled in the second quarter of 2020, a four-week turnaround at the Edmonton refinery scheduled in the third quarter of 2020, and a six-week turnaround at the Montreal refinery in the third quarter and fourth quarter of 2020. The estimated impact of these maintenance events has been reflected in the company's 2020 guidance.

(1)
The LIFO inventory valuation methodology is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

CORPORATE AND ELIMINATIONS

2019 Highlights

•
A total of $2.614 billion in dividends were paid in 2019, an increase of 17% per common share over the prior year, making 2019 the 17th consecutive year of annual dividend increases for Suncor.

•
The company repurchased 55.3 million of its own common shares for cancellation during 2019, representing 3.6% of the total outstanding common shares, for $2.274 billion, and reduced debt by $425 million, reflecting continued flexibility in the company's capital allocation strategy.

•
Suncor sanctioned the Forty Mile Wind Power Project, which is expected to drive value through sustainable low-carbon power generation and the retention of generated carbon credits for utilization in Suncor's upstream business.

•
In 2019, the company increased its investments in clean technology, including an aggregate of $73 million in equity investments in Enerkem Inc., a waste-to biofuels and chemicals producer.

•
Subsequent to the end of the year, Suncor's Board of Directors approved an 11% increase in the quarterly dividend and a renewal of the share repurchase program. This increases the quarterly dividend from $0.420 to $0.465 per common share and provides approval for up to $2.0 billion in share repurchases beginning March 1, 2020.

2019 ANNUAL REPORT   Suncor Energy Inc.  41

Strategy and Investment Update

Returning value to shareholders continues to be a top priority for Suncor, as demonstrated by the company's history of dividend increases and commitment to its share repurchase program. Since the start of 2017, the company has completed $12.4 billion in share repurchases as of February 25, 2020, which is approximately 21% of the total outstanding common shares of the company. In 2020, the Board of Directors has approved up to a further $2.0 billion in share repurchases, reinforcing the company's ability to generate cash flow and its commitment to return cash to shareholders.

Investment in wind power and being a part of the emerging biofuel industry is a key component of Suncor's climate change action plan. In 2019, Suncor sanctioned the Forty Mile Wind Power Project in southern Alberta. This 200 MW renewable power project has an estimated total capital spend of $300 million, with 25% of the capital spent in 2019 and the remainder to be spent over the next two years. This investment approach in renewable energy is expected to generate significant value through sustainable power generation and retention of the generated carbon credits for utilization in Suncor's upstream business. This project enables Suncor to make meaningful progress towards its sustainability goal of a 30% GHG emissions intensity reduction by 2030.

In 2020, the company expects to continue to accelerate its digital transformation and implement new digital technologies across the enterprise to help improve the safety, productivity, reliability and environmental performance of our operations. As part of its digital transformation, Suncor has entered into a strategic alliance with Microsoft. This alliance enables Suncor to utilize Microsoft's full range of cloud solutions to empower a connected and collaborative workforce, build an agile data platform to increase analytics capabilities, and partner with experts while gaining access to leading edge technologies.

Financial Highlights(1)

Year ended December 31 ($ millions)	2019	2018	2017

Net (loss) earnings	(679)	(1 613)	121

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(590)	989	(702)

Loss on interest rate swaps(2)	—	—	20

Non-cash loss on early payment of long-term debt(3)	—	—	28

Gain on significant disposal(4)	—	—	(83)

Impact of income tax rate adjustments on deferred income taxes(5)	(48)	—	2

Operating loss(6)	(1 317)	(624)	(614)

Corporate and Renewables	(1 113)	(876)	(532)

Eliminations – Intersegment profit (eliminated) realized	(204)	252	(82)

Funds used in operations(6)	(1 249)	(369)	(174)

(1)
2018 and 2017 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
In 2017, the company recognized an after-tax loss on forward interest rate swaps of $20 million due to changes in long-term interest rates.

(3)
In 2017, the company redeemed US$1.250 billion, US$600 million and $700 million of higher interest long-term debt that was originally due in 2018, reducing future financing charges for a net economic benefit. As a result of early redemption, the company incurred an after-tax charge of $28 million, net of associated realized foreign currency hedges.

(4)
In 2017, the company recorded an after-tax gain of $83 million related to the sale of its interest in the Cedar Point wind facility.

(5)
In 2017, the company recorded an adjustment to its deferred income taxes related to the tax reform legislation in the U.S., with the most significant impact resulting from a decrease in the corporate tax rate from 35% to 21%.

(6)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

42  2019 ANNUAL REPORT   Suncor Energy Inc.

Corporate and Renewables

Corporate incurred an operating loss of $1.113 billion in 2019, compared with an operating loss of $876 million in 2018, reflecting lower operational foreign exchange gains in 2019 in comparison to the prior year, an increase in share-based compensation expense, higher interest expenses and lower capitalized interest. Suncor capitalized $122 million of its borrowing costs in 2019 as part of the cost of major development assets and construction projects in progress, compared to $156 million in the prior year, with the decrease resulting from the staged commissioning of Fort Hills in 2018.

Year ended December 31	2019	2018	2017

Renewable Energy power generation marketed (gigawatt hours)(1)	184	183	255

(1)
Power generated includes curtailed production for which the company was compensated.

Eliminations – Intersegment profit (eliminated) realized

Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands to R&M. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2019, the company eliminated $204 million of after-tax intersegment profit, compared to a realization of profit of $252 million in the prior year. The change year-over-year was primarily due to the increase in Oil Sands crude margins in 2019, as lower margin crude feedstock inventory sourced internally from Oil Sands was sold and replaced by higher margin crude feedstock inventory, resulting in an elimination of profit at the enterprise level.

The net loss for Corporate and Eliminations was $679 million in 2019, compared to a net loss of $1.613 billion in 2018. In addition to the factors impacting operating earnings discussed above, the net loss in 2019 included a $590 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $48 million deferred income tax recovery associated with the Government of Alberta's staged reduction of the corporate income tax rate from 12% to 8% over the next four years. The net loss in the prior year included a $989 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt.

Funds used in operations for the Corporate and Eliminations segment were $1.249 billion in 2019, compared to $369 million in 2018, and were influenced by the same factors that impacted operating earnings, adjusted for the non-cash component of share-based compensation expense.

2019 ANNUAL REPORT   Suncor Energy Inc.  43

5. FOURTH QUARTER 2019 ANALYSIS

Financial and Operational Highlights(1)

Three months ended December 31 ($ millions, except as noted)	2019	2018

Net (loss) earnings

Oil Sands	(2 682)	(377)

Exploration and Production	(162)	(115)

Refining and Marketing	558	762

Corporate and Eliminations	(49)	(550)

Total	(2 335)	(280)

Operating earnings (loss)(2)

Oil Sands	277	(377)

Exploration and Production	231	108

Refining and Marketing	558	762

Corporate and Eliminations	(284)	87

Total	782	580

Funds from (used in) operations(2)

Oil Sands	1 405	607

Exploration and Production	555	331

Refining and Marketing	793	873

Corporate and Eliminations	(200)	196

Total funds from operations	2 553	2 007

Changes in non-cash working capital	(249)	1 033

Cash flow provided by operating activities	2 304	3 040

Production volumes (mboe/d)

Oil Sands	662.3	740.8

Exploration and Production	115.9	90.2

Total	778.2	831.0

(1)
2018 has been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Loss

Suncor had a consolidated net loss for the fourth quarter of 2019 of $2.335 billion, compared to a net loss of $280 million for the prior year quarter. The net loss was affected by the same factors that influenced operating earnings described subsequently in this section of this document. Other items affecting net losses over these periods included:

•
During the fourth quarter of 2019, the company recorded after-tax non-cash impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted heavy crude oil prices and $393 million against its interest in White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $235 million for the fourth quarter of 2019, compared to a loss of $637 million for the fourth quarter of 2018.

•
The fourth quarter of 2018 included a $223 million after-tax impairment charge in the E&P segment associated with the company's equity investment in Canbriam. This included the reversal of a $133 million after-tax gain recorded in the first quarter of 2018, when the equity investment was acquired through an asset exchange, for a net after-tax impairment of $90 million in 2018.

Cash Flow provided by Operating Activities and Funds from Operations

Funds from operations were $2.553 billion in the fourth quarter of 2019, compared to $2.007 billion in the fourth quarter of 2018, and were influenced by the same factors impacting operating earnings described in the Segmented Analysis below, excluding the impact of DD&A and share-based compensation expenses.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.304 billion in the fourth quarter of 2019, compared to $3.040 billion in the fourth quarter of 2018, and was influenced by the same factors impacting operating earnings noted below, excluding the impact of DD&A and share-based compensation expenses. In addition, cash flow provided by operating activities was impacted by a use of cash from working capital in 2019 as compared to a source of cash in 2018, which was due to a decrease in accounts receivable balances and refinery inventory value associated with lower year end benchmark prices.

Segmented Analysis

Oil Sands

The Oil Sands segment had operating earnings of $277 million in the fourth quarter of 2019, compared to an operating loss of $377 million in the prior year quarter. The improved results were primarily due to higher realized crude prices due to improved western Canadian crude oil differentials, including a substantial narrowing of heavy crude and SCO differentials, more than offsetting benchmark pricing declines. This was partially offset by lower overall production volumes due to planned maintenance and mandatory production curtailments and higher DD&A.

44  2019 ANNUAL REPORT   Suncor Energy Inc.

Oil Sands operations production was 418,100 bbls/d in the fourth quarter of 2019, compared to 432,700 bbls/d in the prior year quarter. The decrease in production was primarily due to maintenance, including planned annual coker maintenance at Oil Sands Base, increased yield loss associated with higher SCO production, mandatory production curtailments and an outage at MacKay River, which is expected to return to operation early in the second quarter of 2020. Upgrader utilization was 86% in the fourth quarter of 2019, compared to 79% in the prior year period.

Fort Hills production averaged 87,900 bbls/d in the fourth quarter of 2019, compared to 98,500 bbls/d in the prior year quarter. The decrease in production was due to planned maintenance, which was completed during the quarter, and mandatory production curtailments. Fort Hills remains adversely impacted by mandatory production curtailments due to the continued, disproportionate effect of curtailment as it is applied on a 2018 production basis when the asset was ramping up to full production rates. However, the company was able to partially mitigate production impacts by internally transferring credits from Oil Sands operations and purchasing third-party credits.

Suncor's share of Syncrude production and sales was 156,300 bbls/d in the fourth quarter of 2019, compared to 209,600 bbls/d in the prior year quarter. The decrease in production was primarily due to planned maintenance that commenced in the third quarter of 2019 and was completed in the fourth quarter, compared to no planned maintenance in the prior year quarter, and mandatory production curtailments. Upon completion of maintenance, Syncrude was able to partially mitigate the impacts of curtailment on production by purchasing curtailment credits from partners and third parties.

Sales volumes for Oil Sands operations were 417,600 bbls/d in the fourth quarter of 2019, compared to 460,500 bbls/d in the prior year quarter, and were influenced by the same factors influencing production, combined with a draw in inventory in the prior year quarter.

Exploration and Production

Operating earnings for the E&P segment were $231 million in the fourth quarter of 2019, compared to $108 million in the prior year quarter, primarily as a result of higher East Coast Canada production volumes and crude price realizations, partially offset by higher royalties and DD&A related to the increased production. Financing and other expenses in the fourth quarter of 2019 were lower when compared to the fourth quarter of 2018, as the prior year quarter had equity losses related to an investment in Canbriam that the company subsequently sold.

Production volumes for E&P Canada were 69,600 boe/d in the fourth quarter of 2019, compared to 47,900 boe/d in the prior year quarter. The increase in production was primarily due to the ramp up of Hebron production throughout 2019 and the impact of a temporary production interruption due to a major storm system that impacted all E&P East Coast Canada assets in the prior year quarter.

E&P International production increased to 46,300 boe/d in the fourth quarter of 2019, from 42,300 boe/d in the prior year quarter, primarily due to increased production from Oda, which began production near the end of the first quarter of 2019, partially offset by natural declines in the U.K.

Refining and Marketing

R&M operating earnings in the fourth quarter of 2019 were $558 million, compared to $762 million in the prior year quarter. The decrease in operating earnings was primarily due to lower refining margins, attributed to significantly narrower crude differentials, lower refinery crude throughput, and lower marketing margins, partially offset by a lower FIFO loss, as the prior year quarter included a significant FIFO loss associated with the decline in crude and refined product benchmarks.

Refinery crude throughput was 447,500 bbls/d in the fourth quarter of 2019, compared to 467,900 bbls/d in the prior year quarter. Both periods achieved high utilization rates at 97% and 101%, respectively.

Refined product sales increased in the fourth quarter of 2019 to 534,600 bbls/d, compared to 530,600 bbls/d in the prior year quarter, reflecting strong retail sales volumes.

Corporate and Eliminations

Corporate and Eliminations had an operating loss of $284 million in the fourth quarter of 2019, compared to operating earnings of $87 million in the fourth quarter of 2018. During the fourth quarter of 2019, the company realized $11 million of after-tax intersegment profit, compared to a realization of $265 million of after-tax intersegment profit in the prior year quarter. The realization of deferred profit in the fourth quarter of 2019 was driven by the decrease in Oil Sands price realizations over the quarter, as higher margin crude refinery feedstock inventory sourced internally from Oil Sands was sold and replaced by lower margin crude feedstock inventory. The realization of deferred profit in the prior year quarter was driven by the decrease in oil sand benchmark prices, as a result of the significant widening of crude differentials.

The increased loss was also attributable to a share-based compensation expense incurred in the fourth quarter of 2019, as compared to a share-based compensation recovery in the prior year quarter, and a lower operational foreign exchange gain than in the prior year quarter. Suncor capitalized $37 million of its borrowing costs in the fourth quarter of 2019 as part of the cost of major development assets and construction projects in progress, compared to $28 million in the prior year quarter.

2019 ANNUAL REPORT   Suncor Energy Inc.  45

6. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2019	Sept 30 2019	June 30, 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	June 30, 2018	Mar 31 2018

Total production (mboe/d)

Oil Sands	662.3	670.0	692.2	657.2	740.8	651.7	547.6	571.7

Exploration and Production	115.9	92.3	111.7	107.1	90.2	92.1	114.1	117.7

	778.2	762.3	803.9	764.3	831.0	743.8	661.7	689.4

Revenues and other income

Operating revenues, net of royalties	9 487	9 803	10 071	8 983	8 561	10 847	10 327	8 807

Other income (loss)	111	93	27	414	384	16	101	(57)

	9 598	9 896	10 098	9 397	8 945	10 863	10 428	8 750

Net (loss) earnings	(2 335)	1 035	2 729	1 470	(280)	1 812	972	789

per common share – basic (dollars)	(1.52)	0.67	1.74	0.93	(0.18)	1.12	0.60	0.48

per common share – diluted (dollars)	(1.52)	0.67	1.74	0.93	(0.18)	1.11	0.59	0.48

Operating earnings(1)	782	1 114	1 253	1 209	580	1 557	1 190	985

per common share – basic(1) (dollars)	0.51	0.72	0.80	0.77	0.36	0.96	0.73	0.60

Funds from operations(1)	2 553	2 675	3 005	2 585	2 007	3 139	2 862	2 164

per common share – basic(1) (dollars)	1.66	1.72	1.92	1.64	1.26	1.94	1.75	1.32

Cash flow provided by operating activities	2 304	3 136	3 433	1 548	3 040	4 370	2 446	724

per common share – basic (dollars)	1.50	2.02	2.19	0.98	1.90	2.70	1.50	0.44

ROCE(1) (%) for the twelve months ended	4.9	9.7	10.4	8.2	8.0	9.7	8.3	6.5

ROCE(1)(2) (%) excluding major projects in progress for the twelve months ended	5.1	9.9	10.6	8.3	8.2	10.4	9.5	7.8

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	235	(127)	221	261	(637)	195	(218)	(329)

Common share information (dollars)

Dividend per common share	0.42	0.42	0.42	0.42	0.36	0.36	0.36	0.36

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	42.56	41.79	40.85	43.31	38.13	49.98	53.50	44.49

New York Stock Exchange (US$)	32.80	31.58	31.16	32.43	27.97	38.69	40.68	34.54

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. ROCE excludes capitalized costs related to major projects in progress. Operating earnings (loss) for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Funds from operations and ROCE for each quarter are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each Quarterly Report issued by Suncor in respect of the relevant quarter.

(2)
ROCE excluding major projects in progress would have been 8.7%, 8.0%, and 8.6% for the second quarter of 2019, third quarter of 2019, and fourth quarter of 2019, respectively, excluding the impacts of impairments of $3.352 billion in the fourth quarter of 2019 and the impact of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

46  2019 ANNUAL REPORT   Suncor Energy Inc.

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2019	Sept 30 2019	June 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	June 30 2018	Mar 31 2018

WTI crude oil at Cushing	US$/bbl	56.95	56.45	59.85	54.90	58.85	69.50	67.90	62.90

Dated Brent crude	US$/bbl	63.30	61.90	68.85	63.20	67.80	75.25	74.40	66.80

Dated Brent/Maya FOB price differential	US$/bbl	9.30	5.20	6.90	5.00	4.35	10.20	12.40	7.70

MSW at Edmonton	Cdn$/bbl	68.10	68.35	73.40	66.45	42.70	82.10	80.95	72.45

WCS at Hardisty	US$/bbl	41.10	44.20	49.20	42.50	19.50	47.35	48.65	38.60

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(15.85)	(12.25)	(10.65)	(12.40)	(39.35)	(22.15)	(19.25)	(24.30)

SYN-WTI (differential) premium	US$/bbl	(0.70)	0.40	0.15	(2.30)	(21.60)	(0.90)	(0.65)	(1.45)

Condensate at Edmonton	US$/bbl	53.00	52.00	55.90	50.55	45.30	66.80	68.50	63.15

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.50	0.95	1.05	2.55	1.60	1.20	1.20	1.75

Alberta Power Pool Price	Cdn$/MWh	46.95	46.85	56.35	70.75	55.55	54.45	56.00	34.95

New York Harbor 2-1-1 crack(1)	US$/bbl	18.50	19.75	22.40	19.10	18.75	19.50	21.45	17.95

Chicago 2-1-1 crack(1)	US$/bbl	14.45	17.05	21.55	15.30	16.25	19.90	19.10	14.30

Portland 2-1-1 crack(1)	US$/bbl	25.75	23.85	29.15	19.35	24.25	22.05	28.75	21.05

Gulf Coast 2-1-1 crack(1)	US$/bbl	17.10	20.00	21.70	17.85	17.45	19.30	20.50	16.35

Exchange rate	US$/Cdn$	0.76	0.76	0.75	0.75	0.76	0.77	0.77	0.79

Exchange rate (end of period)	US$/Cdn$	0.77	0.76	0.76	0.75	0.73	0.77	0.76	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The company previously quoted 3-2-1 crack margin benchmarks based on wider use and familiarity with these benchmarks and, although the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which better reflects the approximate composition of Suncor's overall refined product mix. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

Trends in Suncor's quarterly net earnings and cash flow provided by operating activities are driven primarily by production volumes, which can be significantly impacted by factors such as mandatory production curtailments in the province of Alberta, which began on January 1, 2019 and was in effect for the duration of 2019.

Trends in Suncor's quarterly net earnings and cash flow provided by operating activities are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A. In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or significant adjustments:

•
During the fourth quarter of 2019, the company recorded after-tax non-cash impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted heavy crude oil prices and $393 million against its interest in White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

•
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets.

•
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

•
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.

•
The fourth quarter of 2018 included a $223 million after-tax impairment charge in the E&P segment associated with the company's equity investment in Canbriam. This included the reversal of a $133 million after-tax gain recorded in the first quarter of 2018, when the equity investment was acquired through an asset exchange, for a net after-tax impairment of $90 million in 2018.

•
The third quarter of 2018 included an after-tax gain of $60 million in the Oil Sands segment relating to the sale of the company's interest in the Joslyn oil sands mining project.

2019 ANNUAL REPORT   Suncor Energy Inc.  47

7. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2019	2018	2017

Oil Sands	3 522	3 546	5 059

Exploration and Production	1 070	946	824

Refining and Marketing	818	856	634

Corporate and Eliminations	148	58	34

Total	5 558	5 406	6 551

Less: capitalized interest on debt	(122)	(156)	(729)

	5 436	5 250	5 822

Capital and Exploration Expenditures by Type, excluding capitalized interest(1)

Year ended December 31, 2019 ($ millions)	Asset Sustainment and Maintenance(2)	Economic Investment(3)	Total

Oil Sands

Oil Sands Base	1 667	164	1 831

In Situ	113	575	688

Fort Hills	331	72	403

Syncrude	493	46	539

Exploration and Production	5	1 011	1 016

Refining and Marketing	566	245	811

Corporate and Eliminations	52	96	148

	3 227	2 209	5 436

(1)
The classification of the company's capital expenditures has been updated to "asset sustainment and maintenance" and "economic investment" to better reflect the types of capital investments being made by the company.

(2)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(3)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

In 2019, Suncor's capital expenditures on property, plant and equipment and exploration activities totalled $5.436 billion, excluding capitalized borrowing costs of $122 million. Activity in 2019 included the following:

Oil Sands Base

Oil Sands Base asset sustainment and maintenance capital expenditures were $1.667 billion in 2019 and were primarily focused on ensuring continued safe, reliable and efficient operations, as well as environmental compliance, such as the continued development of tailings infrastructure. The company's planned maintenance program in 2019 included planned maintenance at Upgrader 1 in the spring and major maintenance at Upgrader 2 in the fall, the continued development of tailings infrastructure in addition to other reliability and sustainment projects across the operation.

Oil Sands Base economic capital of $164 million in 2019 was focused on projects expected to improve productive capacity. This also included the company's investment to progress low-carbon power generation by replacing its coke-fired boilers with a new cogeneration facility and the construction of interconnecting pipelines between Suncor's Oil Sands Base and Syncrude.

In Situ

In Situ capital expenditures were $688 million, of which $575 million was directed towards economic investment activities, which focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

Fort Hills

Fort Hills capital expenditures were $403 million in 2019, with $72 million directed towards economic investment spending.

48  2019 ANNUAL REPORT   Suncor Energy Inc.

Asset sustainment and maintenance capital expenditures of $331 million included mine and tailings development to support ongoing operations.

Syncrude

Syncrude capital expenditures were $539 million in 2019, the majority of which was for asset sustainment and maintenance capital expenditures focused on improving asset reliability and included capital related to turnarounds and maintenance.

Exploration and Production

E&P capital and exploration expenditures were $1.016 billion in 2019, and were primarily focused on economic investment projects, including development drilling at Hibernia, Hebron and Buzzard, and development work on Terra Nova, Fenja and the West White Rose projects.

Refining and Marketing

R&M capital expenditures were $811 million in 2019, and were primarily related to the ongoing sustainment of and enhancement to refinery and retail operations, and other economic investment projects on logistics and the company's retail and wholesale network, including an electric vehicle fast-charging network.

Corporate

Corporate capital expenditures were $148 million, primarily directed towards the company's information technology initiatives and the Forty Mile Wind Power Project.

Suncor anticipates 2020 capital expenditures to be directed to the following projects and initiatives:

Oil Sands Operations

For 2020, plans for economic investment will include capital to progress low-carbon power generation to replace the coke-fired boilers and continued construction of the interconnecting pipelines between Suncor's Oil Sands Base Plant and Syncrude. Additional investment to maintain production capacity at existing facilities includes continued development of new reserves by building new well pads at In Situ and improving mining efficiency through the continued implementation of AHS.

Asset sustainment and maintenance capital will focus on tailings management and planned maintenance at Upgraders 1 and 2.

Fort Hills

Asset sustainment and maintenance capital expenditures for 2020 will focus on ongoing development of mining and tailings management projects to preserve production capacity. In addition, Fort Hills continues to invest in improving mining efficiency through the implementation of AHS.

Syncrude

For 2020, plans for economic investment will include capital to progress the Mildred Lake Extension-West Mine and continued construction of the interconnecting pipelines between Suncor's Oil Sands Base and Syncrude, which are expected to enhance integration between the assets and increase reliability at Syncrude.

Sustaining capital expenditures for 2020 will focus on planned maintenance and reliability programs aimed at maintaining production capacity.

Exploration and Production

Capital expenditures for 2020 are expected to include economic investments at West White Rose Project, Hibernia, Buzzard, and Hebron, as well as the Norwegian Fenja project.

In 2019, the company sanctioned the Terra Nova ALE project, which is expected to extend the life of Terra Nova by approximately a decade and is planned for execution in 2020.

Refining and Marketing

The company expects that sustaining capital will focus on ongoing sustainment and enhancement to refinery and retail operations, and other economic investment projects on logistics and the company's retail and wholesale network.

Corporate

For 2020, the company plans to make economic investments in digital technology initiatives and the Forty Mile Wind Power Project in southern Alberta, which was sanctioned in 2019.

2019 ANNUAL REPORT   Suncor Energy Inc.  49

8. FINANCIAL CONDITION AND LIQUIDITY

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2019	2018	2017

Cash flow provided by (used in)

Operating activities	10 421	10 580	8 966

Investing activities	(5 088)	(6 697)	(5 019)

Financing activities	(5 537)	(4 426)	(4 223)

Foreign exchange (loss) gain on cash and cash equivalents	(57)	92	(68)

Decrease in cash and cash equivalents	(261)	(451)	(344)

Cash and cash equivalents, end of year	1 960	2 221	2 672

Return on Capital Employed (%)(1)

Excluding major projects in progress(2)(3)	5.1	8.2	8.6

Including major projects in progress(2)	4.9	8.0	6.7

Net debt to funds from operations(1)(4)(5) (times)	1.5	1.5	1.4

Interest coverage on long-term debt (times)

Earnings basis(6)	3.4	6.4	6.5

Funds from operations basis(1)(5)(7)	13.4	14.1	11.2

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
2019 ROCE includes asset impairment charges of $3.352 billion after-tax.

(3)
Excludes capitalized costs related to major projects in progress. ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion and the impact of the $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

(4)
Net debt is equal to total debt less cash and cash equivalents.

(5)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(6)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(7)
Equal to funds from operations plus current income tax and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow provided by Operating Activities

Cash flow provided by operating activities was $10.421 billion in 2019 compared to $10.580 billion in 2018. Cash flow provided by operating activities was positively impacted by the improved western Canadian crude oil differentials, including a substantial narrowing of heavy crude and SCO differentials, from the prior year which led to an increase in Oil Sands price realizations. Cash flow provided by operating activities in 2019 was also positively impacted by higher overall upstream production despite mandatory curtailments as well as after-tax insurance proceeds of $264 million related to the company's assets in Libya. These factors were more than offset by lower refining margins and an increase in expenses associated with the increased production, and reflected a use of cash from the company's working capital balances in 2019, as compared to a source of cash in 2018.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $5.088 billion in 2019 compared to $6.697 billion in 2018. The decrease was primarily due to less acquisition activity in 2019 compared to the prior year, which included the purchase of an additional 5% interest in Syncrude. This was partially offset by an increase in capital and exploration expenditures and other investments.

Cash Flow used in Financing Activities

Cash flow used in financing activities was $5.537 billion in 2019, compared to $4.426 billion in 2018. The increase was primarily due to a net decrease in short-term debt, lease liability payments, and an increase in dividends paid, partially offset by a decrease in the purchase of the company's own common shares under its normal course issuer bid (NCIB), and a net increase of long-term debt in 2019.

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents

50  2019 ANNUAL REPORT   Suncor Energy Inc.

and available credit facilities, including commercial paper. Suncor's management believes the company will have the capital resources to fund its planned 2020 capital spending program of $5.4 to $6.0 billion and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $1.960 billion at December 31, 2019 are short-term investments with weighted average days to maturity of approximately 17 days. In 2019, the company earned approximately $38 million of interest income on these investments.

Financing Activities

Suncor's interest on debt and lease liabilities (before capitalized interest) in 2019 was $997 million, an increase from $897 million in 2018, due to the issuance of $750 million of new debt, the transition to IFRS 16 and the unfavourable impact of a weaker average Canadian dollar on U.S. dollar denominated debt, partially offset by the significant decrease in short-term debt in 2019 and the repayment of US$140 million of higher interest rate long-term debt.

Available lines of credit at December 31, 2019 increased to $4.701 billion, compared to $3.608 billion at December 31, 2018, primarily as a result of the repayment of short-term indebtedness.

A summary of total and unutilized credit facilities at December 31, 2019 is as follows:

($ millions)	2019

Fully revolving and expires in 2023	3 500

Fully revolving and expires in 2022	3 241

Fully revolving and expires in 2021	1 455

Can be terminated at any time at the option of the lenders	132

Total credit facilities	8 328

Credit facilities supporting outstanding commercial paper	(2 155)

Credit facilities supporting standby letters of credit	(1 284)

Total unutilized credit facilities(1)	4 889

(1)
Available credit facilities for liquidity purposes were $4.701 billion at December 31, 2019 (December 31, 2018 – $3.608 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2019, total debt to total debt plus shareholders' equity was 29.9% (December 31, 2018 – 28.3%) and increased due to the implementation of IFRS 16 and impairment charges recorded in 2019. The company is currently in compliance with all operating covenants as at December 31, 2019.

At December 31 ($ millions, except as noted)	2019	2018(1)

Short-term debt	2 155	3 231

Current portion of long-term debt	—	191

Current portion of long-term lease liabilities	310	38

Long-term debt	12 884	12 668

Long-term lease liabilities	2 621	1 222

Total debt	17 970	17 350

Less: Cash and cash equivalents	1 960	2 221

Net debt	16 010	15 129

Shareholders' equity	42 042	44 005

Total debt plus shareholders' equity	60 012	61 355

Total debt to total debt plus shareholders' equity (%)	29.9	28.3

(1)
Excludes the impact of IFRS 16, which was prospectively adopted on January 1, 2019 in accordance with the standard.

2019 ANNUAL REPORT   Suncor Energy Inc.  51

Change in Net Debt

($ millions)

Total debt – December 31, 2018	17 350

Increase in long-term debt	557

Decrease in short-term debt	(982)

January 1, 2019 increase in lease liabilities associated with IFRS 16	1 792

Increase in lease liability during the year	186

Lease payments	(307)

Foreign exchange on debt, and other	(626)

Total debt – December 31, 2019	17 970

Less: Cash and cash equivalents – December 31, 2019	1 960

Net debt – December 31, 2019	16 010

At December 31, 2019, Suncor's net debt was $16.010 billion, compared to $15.129 billion at December 31, 2018. During 2019, total debt increased by $620 million, primarily due to the impact of the adoption of IFRS 16, which added $1.792 billion in lease liability to the company's balance sheet, a net increase in long-term debt and additional leases entered into in 2019, partially offset by the repayment of $982 million of short-term debt, favourable foreign exchange rates on U.S. dollar denominated debt, as compared to December 31, 2018, and lease principal payments made in 2019.

For the year ended December 31, 2019, the company's net debt to funds from operations measure was 1.5 times, which is lower than management's maximum target of less than 3.0 times.

Credit Ratings

The company's credit ratings impact its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at February 26, 2020, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	A-		Stable

Dominion Bond Rating Service	A (low	)	Stable

Moody's Investors Service	Baa1		Stable

As at February 26, 2020, the company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		U.S. Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	Not rated

Moody's Investors Service	Not rated		P2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2019 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

(thousands)	December 31, 2019

Common shares	1 531 874

Common share options – exercisable	21 535

Common share options – non-exercisable	12 347

As at February 25, 2020, the total number of common shares outstanding was 1,526,810,321 and the total number of exercisable and non-exercisable common share options outstanding was 33,019,526. Once exercisable, each outstanding common share option may be exercised for one common share.

Share Repurchases

In May 2019, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange and/or alternative trading platforms between May 6, 2019 and May 5, 2020. In December 2019, following the approval by Suncor's Board of Directors to increase the company's share repurchase program to $2.5 billion, the TSX accepted a notice filed by Suncor of its intention to amend its NCIB effective as of December 30, 2019. The notice provided that Suncor may increase the maximum number of common shares that may be purchased for cancellation between May 6, 2019 and May 5, 2020 from 50,252,231 common shares, or approximately 3% of Suncor's issued and outstanding common shares as at April 30, 2019, to

52  2019 ANNUAL REPORT   Suncor Energy Inc.

78,549,178 common shares, or approximately 5% of Suncor's issued and outstanding common shares as at April 30, 2019. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company.

Since commencing its share buyback program in 2011, Suncor has purchased 316,307,436 common shares as of February 25, 2020 for a total return to shareholders of $12.4 billion under this program, with close to half of these share repurchases occurring in the last 3 years. Subsequent to the end of the year, Suncor's Board of Directors approved a further share repurchase program of up to $2 billion.

At December 31 ($ millions, except as noted)	2019	2018	2017

Share repurchase activities (thousands of common shares)

Shares repurchased	55 298	64 426	33 153

Share repurchase cost	2 274	3 053	1 413

Weighted average repurchase price per share (dollars per share)	41.12	47.38	42.61

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2020	2021	2022	2023	2024	Thereafter	Total

Fixed and revolving term debt(1)	722	2 127	864	625	1 594	17 183	23 115

Decommissioning and restoration costs(2)	482	230	252	239	241	11 492	12 936

Long-term contracts, pipeline capacity and energy services commitments(3)	1 772	1 372	1 305	1 315	1 229	10 084	17 077

Exploration work commitments	7	44	—	—	—	465	516

Other long-term obligations(4)	2	20	20	20	19	—	81

Total(5)	2 985	3 793	2 441	2 199	3 083	39 224	53 725

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
The company has also entered into a pipeline commitment of $5.9 billion with a contract term of 20 years, which is awaiting regulatory approval.

(4)
Includes Libya EPSA signature bonus and merger consent. Please refer to note 21 to Suncor's 2019 audited Consolidated Financial Statements.

(5)
As a result of the adoption of IFRS 16 on January 1, 2019, finance lease obligations and operating leases are no longer represented above. Please refer to note 5 to Suncor's 2019 audited Consolidated Financial Statements for further details.

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's R&M segment and service provisions to Fort Hills. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 30 to the 2019 audited Consolidated Financial Statements.

Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2019, the pre-tax earnings impact of risk management and trading activities was $155 million (2018 – pre-tax earnings of $255 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

2019 ANNUAL REPORT   Suncor Energy Inc.  53

($ millions)	2019	2018

Fair value outstanding, beginning of year	60	(105)

Cash settlements – received during the year	(254)	(90)

Changes in fair value recognized in earnings during the year	155	255

Fair value outstanding, end of year	(39)	60

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2019	2018

Accounts receivable	94	215

Accounts payable	(133)	(155)

	(39)	60

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 26 to the company's 2019 audited Consolidated Financial Statements.

54  2019 ANNUAL REPORT   Suncor Energy Inc.

9. ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Suncor's significant accounting policies are described in note 3 to the audited Consolidated Financial Statements for the year ended December 31, 2019.

Adoption of New IFRS Standards

IFRS 16 Leases

Effective January 1, 2019, the company adopted IFRS 16 which replaces IAS 17 and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with optional exemptions for short-term leases where the term is twelve months or less. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no restatement of comparative figures. As such, comparative information continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of the change is disclosed below.

The company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term, where judgment is applied to determine the lease term of the lease contracts in which the company has a renewal option, using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of- use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Under IAS 17

In the comparative period, the company classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the company's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense over the term of the lease.

As part of the initial application of IFRS 16, the company also chose to apply the following transitional provisions:

Right-of-use assets are measured at:

•
An amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of transition.

2019 ANNUAL REPORT   Suncor Energy Inc.  55

The company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•
Adjusted the right-of-use assets by the amount of any provision for onerous leases recognized in the balance sheet immediately before the date of initial application, as an alternative to performing an impairment review.

•
Elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases with a short-term remaining life upon adoption. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

•
Accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

•
Used hindsight to determine the lease term if the contract contained options to extend or terminate the lease.

The following table summarizes the impact of adopting IFRS 16 on the company's Consolidated Balance Sheets at January 1, 2019. Prior period amounts have not been restated. The effects of the transition have been recognized through retained earnings in equity.

($ millions) Increase (Decrease)	December 31 2018	Adjustments due to IFRS 16	January 1 2019

Assets

Current assets

Accounts receivable	3 206	(2)	3 204

Property, plant and equipment, net	74 245	(1 267)	72 978

Right-of-use assets, net	—	3 059	3 059

Liabilities and Shareholders' Equity

Current liabilities

Current portion of long-term debt	229	(38)	191

Current portion of lease liabilities	—	276	276

Current portion of provisions	667	(1)	666

Long-term debt	13 890	(1 222)	12 668

Long-term lease liabilities	—	2 777	2 777

Other long-term liabilities	2 346	(1)	2 345

Provisions	6 984	(20)	6 964

Deferred income taxes	12 045	5	12 050

Equity	44 005	14	44 019

The following table reconciles the company's operating lease commitments as at December 31, 2018, as previously disclosed in the company's Consolidated Financial Statements as at and for the year ended December 31, 2018, to the additional lease liabilities recognized on initial application of IFRS 16 as at January 1, 2019.

Reconciliation

($ millions)	January 1 2019

Operating leases as at December 31, 2018(1)	2 457

Exemption for short-term leases	(42)

Discounting	(623)

Additional lease liabilities recognized due to adoption of IFRS 16 as at January 1, 2019	1 792

(1)
Represents undiscounted lease commitments.

For leases that were previously classified as finance leases under IAS 17, within Property, Plant and Equipment, the carrying amount of the right-of-use asset and the lease liability recognized upon initial application as at January 1, 2019 was determined to be the carrying amount of the finance lease asset and liability under IAS 17 immediately before transition.

The lease liabilities recognized in accordance with IFRS 16 were discounted using the company's incremental borrowing rate upon initial application. The weighted average discount rate used for additional leases recognized as a result of application of IFRS 16 was 3.85% as at January 1, 2019.

56  2019 ANNUAL REPORT   Suncor Energy Inc.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation clarifies the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires an entity to consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If the entity considers it to be not probable that a taxation authority will accept an uncertain tax provision, the interpretation requires the entity to use the most likely amount or the expected value. The company adopted the amendment on its effective date of January 1, 2019. The adoption of this amendment did not have any impact on the company's consolidated financial statements.

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's 2019 audited Consolidated Financial Statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The amendments are effective for annual periods beginning on or after January 1, 2020 and are to be applied prospectively.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2019 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2019, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

2019 ANNUAL REPORT   Suncor Energy Inc.  57

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value in use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

58  2019 ANNUAL REPORT   Suncor Energy Inc.

10. RISK FACTORS

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Volatility of Commodity Prices

Suncor's financial performance is closely linked to prices for crude oil in the company's upstream business and prices for refined petroleum products in the company's downstream business and, to a lesser extent, to natural gas and electricity prices in the company's upstream business where natural gas and power are both inputs and outputs of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company's control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action (including the mandatory production curtailments recently imposed by the Government of Alberta), decisions by OPEC to not impose quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, and by prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against. Future quality differentials are uncertain and unfavourable differentials could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In the fourth quarter of 2018, there was insufficient market access capacity to remove production from the Western Canada Sedimentary Basin causing the differential between WTI and WCS to widen significantly. The situation triggered a response from the Government of Alberta in the form of a mandatory production curtailment, which commenced in early 2019. Such circumstances may result in worsening and/or prolonged price volatility and/or further negative impacts on market dynamics that cannot currently be fully anticipated. Wide differentials, such as those experienced in the fourth quarter of 2018 or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations, and may also lead to the impairment of assets, or to the cancellation or deferral of Suncor's growth projects.

Market Access

Suncor's production of bitumen is expected to grow. The markets for bitumen blends or heavy crude oil are more limited than those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

Market access for Suncor's oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance. The occurrence of any of the foregoing could have a material

2019 ANNUAL REPORT   Suncor Energy Inc.  59

adverse effect on the company's business, financial condition, reserves and results of operations.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation, and maintenance and decommissioning of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, delays in resuming normal operations, fines, civil suits or criminal charges against the company.

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyber attacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

•
Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands operations;

•
For Suncor's E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

•
Suncor's E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Suncor's E&P offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

•
Suncor's Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Government/Regulatory and Policy Effectiveness

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure, royalties, taxes (including income taxes), government fees, production rates (including restrictions on production), environmental protection, wildlife, fish, safety performance, the reduction of GHG and other emissions, the export of crude oil, natural gas and other products, interactions with foreign governments, the

60  2019 ANNUAL REPORT   Suncor Energy Inc.

awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development, reclamation and abandonment of fields and mine sites, mine financial security requirements, approval of logistics infrastructure, and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a large number of EH&S regulations under a variety of Canadian, U.S., U.K., Norwegian and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations, reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, environmental impact assessments and public hearings, government intervention and may be subject to conditions, including security deposit obligations and other commitments. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines, delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Suncor's businesses can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delays or prevents necessary permits or regulatory approvals, or which makes current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects, financial condition, reserves and results of operations. Obtaining necessary approvals or permits has become more difficult due to increased public opposition and Indigenous consultation requirements as well as increased political involvement. The federal government's Impact Assessment Act (formerly Bill C-69) also came into force in August 2019 and will impact the manner in which large energy projects are approved. This development could also lead to significant delays and additional compliance costs, and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance, permit approvals, and project development and execution, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Suncor is subject to the mandatory production curtailments imposed by the Government of Alberta that commenced in early 2019. The duration, extent and consequences of the curtailments to Suncor's business are not fully known; however, prolonged production curtailment or changes to the curtailment levels could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Greenhouse Gas Emissions and Targets

Among other sustainability goals, Suncor has committed to reducing the total GHG emissions intensity of its oil and gas petroleum products by 30% by 2030 (based on a 2014 baseline year). Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 total emissions reduction target is subject to numerous risks and uncertainties and our actions taken in implementing these objectives may also expose us to certain additional and/or heightened financial and operational risks.

A reduction in GHG emissions relies on, among other things, our ability to implement and improve energy efficiency at all of our facilities, future development and growth opportunities, develop and deploy new technologies, invest in low-carbon power and transition to low-carbon fuels. In the event that we are unable to implement these strategies and technologies as planned without negatively impacting our expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, we may be unable to meet our GHG targets or goals on the current timelines, or at all.

In addition, achieving our GHG emission reductions target and goals could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, which differences may be material. In addition, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results. The overall final cost of investing in and implementing an emissions-intensity reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of our resources and focus, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

2019 ANNUAL REPORT   Suncor Energy Inc.  61

Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape at provincial, federal, territorial, state, municipal and international levels adds complexity.

For Suncor's Oil Sands business, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. Although current commodity pricing and increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company's downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Carbon Risk

Public support for climate change action and receptivity to alternative/renewable energy technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels, and oil sands in particular.

Existing and future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular.

Changes to environmental regulations, including regulation relating to climate change, could impact the demand for, formulation or quality of the company's products, or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations and distribution costs, which may not be recoverable in the marketplace and which may result in current operations or growth projects becoming less profitable or uneconomic. In addition, such regulatory changes could necessitate that Suncor develop new technologies. Such technology development could require a significant investment of capital and resources, and any delay in or failure to identify and develop such technologies or obtain regulatory approvals for these technology projects could prevent Suncor from obtaining regulatory approvals for projects or being able to successfully compete with other companies. Increasing environmental regulation in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with fewer or less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor's upstream production and reduce the prices the company receives for its products, and could result in delayed development, stranded assets or the company being unable to further develop its resources. The complexity, breadth and velocity of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Suncor continues to monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of the company may rise as a result of growth. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the OSELA are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

62  2019 ANNUAL REPORT   Suncor Energy Inc.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Environmental Compliance

Tailings Management and Water Release

Each oil sands mine is required under the Tailings Directive to seek approval for its updated fluid tailings management plans. If a mine fails to meet a condition of its approved plan, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the MFSP. The full impact of the TMF, the Tailings Directive and updates to the dam regulations, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policy updates and regulation updates are still under development. Such updates could also restrict the technologies that the company may employ for tailings management, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, an integrated water management approach to support operations and successful reclamation and closure requires the release of treated oil sands mine water to the environment, which is not currently permitted for oil sands mines under existing laws. There is no certainty as to when regulations authorizing such water release would be enacted, the content of any such regulations, and the ability of and timing for the company to obtain the required approvals under such regulations to permit such water release. The absence of effective government regulations in this area could impact the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta's Land-Use Framework (LARP)

The implementation of, and compliance with, the terms of the LARP may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact. The uncertainty of changes in Suncor's future development and existing operations required as a result of the LARP could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Environment and Parks (AEP) Water Licences

Suncor currently relies on water obtained under licences from AEP to provide domestic and utility water for the company's Oil Sands business. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Species at Risk Act

Woodland caribou have been identified as "threatened" under the Species at Risk Act (Canada). In response to the Government of Canada's Recovery Strategy for Woodland Caribou, provincial caribou range plans are being developed. Suncor has existing, planned and potential future projects within caribou ranges in Alberta. The development and implementation of range plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs for restoration or offsetting requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Air Quality Management

A number of Canadian federal and provincial air quality regulations and frameworks are currently being developed, changed and/or implemented, which could have an impact on the company's existing and planned projects by requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

2019 ANNUAL REPORT   Suncor Energy Inc.  63

Alberta Wetland Policy

Pursuant to the Alberta Wetland Policy, development in wetland areas may be obligated to avoid wetlands or mitigate the development's effects on wetlands. Although the full impact of the policy on Suncor is not yet fully known, certain Suncor operations and growth projects will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor's operations are also dependent upon a large and complex information framework. Suncor relies on industry accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems. While Suncor has an information and cyber security program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Any such attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, and damage to Suncor's reputation, physical harm to people or the environment, or other negative consequences to Suncor or third parties, which could have a material adverse effect on Suncor's business, financial condition and results of operations. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyber attack to, or breach of, its information technology and infrastructure.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor's operations. Outcomes of such incidents could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Project Development and Execution

There are certain risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities within its existing asset base.

Project development and execution risk consists of four related primary risks:

•
Development – a failure to select the right projects and identify effective scope and solution;

•
Engineering – a failure in the specification, design or technology selection;

•
Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

•
Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project development and execution can also be impacted by, among other things:

•
The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment, which could significantly impact the company's ability to obtain the necessary environmental and other regulatory approvals;

•
The impact of general economic, business and market conditions and the company's ability to finance growth, including major growth projects in progress, if commodity prices were to decline and stay at low levels for an extended period;

•
The complexity and diversity of Suncor's portfolio, including joint venture assets;

64  2019 ANNUAL REPORT   Suncor Energy Inc.

•
The accuracy of project cost and schedule estimates, as actual costs and schedules for major projects can vary from estimates, and these differences can be material;

•
The availability and cost of materials, equipment, qualified personnel, and logistics infrastructure, maintaining adequate quality management and risks associated with logistics and offshore fabrication, including the cost of materials, and equipment fabricated offshore may be impacted by tariffs, duties and quotas;

•
The inability or unwillingness of third-party vendors, contractors or service providers to provide materials, equipment, personnel and services of necessary quality in the timelines anticipated and at the agreed upon cost;

•
The complexities and uncertainties associated with identification, development and integration of new technologies into the company's existing and new assets;

•
Complexities and risks associated with constructing projects within operating environments and confined construction areas;

•
The commissioning and integration of new facilities within the company's existing asset base could cause delays in achieving guidance, targets and objectives;

•
Risks relating to restarting projects placed in safe mode, including increased capital costs; and

•
The impact of weather conditions.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Technology Risk

There are risks associated with sustainability, growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Cumulative Impact and Pace of Change

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. The establishment of the Transformation Management Office to support Suncor's digital transformation is expected to assist with the transformation, but there is still a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, In Situ assets, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, the timing and amount of operational and maintenance expenditures, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company's participation in the operation of such assets or in the development of such projects, the company's ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing, scope, funding and/or capital commitments with respect to projects that are being jointly developed.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

2019 ANNUAL REPORT   Suncor Energy Inc.  65

Financial Risks

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, the following:

•
Unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company;

•
A lack of counterparties, due to market conditions or other circumstances, could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price;

•
The company may not receive funds or instruments from counterparties at the expected time or at all;

•
The counterparty could fail to perform an obligation owed to Suncor;

•
Loss as a result of human error or deficiency in the company's systems or controls; and

•
Loss as a result of contracts being unenforceable or transactions being inadequately documented.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition and results of operations.

Exchange Rate Fluctuations

The company's 2019 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil, natural gas and petroleum products are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also owes a portion of its debt in U.S. dollars. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and, therefore, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2019, the Canadian dollar strengthened in relation to the U.S. dollar to $0.77 from $0.73 at the start of 2019. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments. Suncor is also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates when derivative instruments are used to manage the debt portfolio, including hedges of prospective new debt issuances. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition and results of operations.

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company's securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor (the Articles) nor its by-laws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its

66  2019 ANNUAL REPORT   Suncor Energy Inc.

development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor's long-term and short-term debt are based on a number of factors, including the company's financial strength, as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of Suncor's credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company's cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs, by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense.

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, and other taxes and government-imposed compliance costs could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company's Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

E&P Reserves Replacement

Suncor's future offshore production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor's production from its offshore assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor's cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor's ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.

Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company's control. Suncor's actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company's reserves will vary from its estimates, and such variances could be material.

Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities, including electricity. A disruption in service or limited availability by one of these third parties can also have a dramatic impact on Suncor's operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power for example, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a

2019 ANNUAL REPORT   Suncor Energy Inc.  67

number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things:

Currency restrictions and restrictions on repatriation of funds;

•
Loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection, and geopolitical and other political risks;

•
Increases in taxes and government royalties;

•
Compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and the United Kingdom Bribery Act;

•
Renegotiation of contracts with government entities and quasi-government agencies;

•
Changes in laws and policies governing operations of foreign-based companies; and

•
Economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on our operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses and the company's ability to expand operations will depend upon the availability of, and competition for, skilled labour and materials supply. There is a risk that the company may have difficulty sourcing the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight, and, while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of the company's existing workforce and changing skillsets as technology continues to evolve adds further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

The company's success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the company. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's oil sands facilities (excluding MacKay River), all of the company's refineries, and the majority of the company's terminal and distribution operations are represented by labour unions or employee associations. Approximately 31% of the company's employees were covered by collective agreements at the end of 2019. Negotiations for new collective agreements are in progress for two facilities across the company. Any work interruptions involving the company's employees (including as a result of a strike or lockout), contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition and results of operations.

68  2019 ANNUAL REPORT   Suncor Energy Inc.

Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

The requirement to consult with Indigenous Peoples in respect of oil and gas projects and related infrastructure has also increased in recent years. In addition, in recent years, the Canadian federal government and the provincial government in Alberta have made a commitment to renew their relationships with the Indigenous Peoples of Canada. The federal government has stated it now fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration) without qualification and that Canada intends "nothing less than to adopt and implement the Declaration in accordance with the Canadian Constitution". At this time, it is unclear how the Declaration will be adopted into Canadian law and the impact of the Declaration on the Crown's duty to consult with Indigenous Peoples.

Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or adoption of the Declaration into Canadian law may have on Suncor's business; however, the impact may be material.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

Trade Risk Relating to CUSMA

If CUSMA is ratified, Canada will no longer be subject to the proportionality provisions in NAFTA's energy chapter, enabling Canada to expand oil and gas exports beyond the U.S. Further, a change to the oil and gas rules of origin under CUSMA will allow Canadian exporters to more easily qualify for duty-free treatment for shipments to the U.S. Canada must, however, notify the U.S. of its intention to enter into free trade talks with any "non-market economies" under CUSMA, which may include China or any other importers of Canadian oil and gas exports. Although CUSMA has been signed, Canada has yet to ratify CUSMA according to its legislative processes before it goes into effect and replaces NAFTA. The outcome of the ratification process in Canada is not complete and is therefore uncertain. If CUSMA is not ratified and adopted by all three countries, the sale and transportation of Suncor's products within North America could be affected in a manner which could negatively impact Suncor's business, financial condition and results from operations.

Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have a material adverse effect on how Suncor's business, financial condition and results of operations are reported.

Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

Suncor's insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

2019 ANNUAL REPORT   Suncor Energy Inc.  69

11. OTHER ITEMS

Control Environment

Based on their evaluation as of December 31, 2019, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2019, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2019 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2019.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on December 2, 2019. For further details and advisories regarding Suncor's 2020 corporate guidance, see www.suncor.com/guidance.

70  2019 ANNUAL REPORT   Suncor Energy Inc.

12. ADVISORIES

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow, Oil Sands operations cash operating costs, In Situ cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense and LIFO inventory valuation methodology – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

(a) Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance, because management believes it provides better comparability between periods. For the years ended December 31, 2019, December 31, 2018 and December 31, 2017, consolidated operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of the MD&A. Operating earnings (loss) for the three months ended December 31, 2019 and December 31, 2018 are reconciled to net earnings (loss) below.

(b) Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in that particular section of the MD&A. These bridge analyses are presented because management uses this presentation to analyze performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties. Also included are refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company's assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, other income tax adjustments.

(c) Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

2019 ANNUAL REPORT   Suncor Energy Inc.  71

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2019	2018	2017

Adjustments to net earnings

Net earnings attributed to common shareholders		2 899	3 293	4 458

Add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(590)	989	(702)

Net interest expense		638	541	158

	A	2 947	4 823	3 914

Capital employed – beginning of twelve-month period

Net debt		15 129	12 907	14 414

Shareholders' equity		44 005	45 383	44 630

		59 134	58 290	59 044

Capital employed – end of twelve-month period

Net debt		16 010	15 129	12 907

Shareholders' equity		42 042	44 005	45 383

		58 052	59 134	58 290

Average capital employed	B	60 402	60 347	58 667

ROCE – including major projects in progress (%)	A/B	4.9	8.0	6.7

Average capitalized costs related to major projects in progress	C	2 452	1 412	12 901

ROCE – excluding major projects in progress (%)(1)	A/(B-C)	5.1	8.2	8.6

(1)
ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion and the impact of the $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

(d) Funds from (used in) Operations(1)

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

72  2019 ANNUAL REPORT   Suncor Energy Inc.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017

Net (loss) earnings	(427)	945	994	1 005	807	721	3 000	3 154	2 622

Adjustments for:

Depreciation, depletion, amortization and impairment	8 170	4 024	3 782	1 505	967	1 028	823	684	685

Deferred income taxes	(1 565)	351	170	(215)	(112)	(113)	(49)	72	(147)

Accretion	221	209	195	43	48	45	6	7	7

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of financial instruments and trading inventory	21	(59)	13	16	(89)	42	70	(32)	45

(Gain) loss on disposal of assets	(14)	(108)	(50)	(228)	91	—	(11)	(7)	(354)

Share-based compensation	16	(28)	(3)	—	(5)	6	3	(21)	5

Exploration expenses	—	—	—	66	11	41	—	—	—

Settlement of decommissioning and restoration liabilities	(413)	(428)	(305)	(32)	(23)	(31)	(19)	(17)	(17)

Other	52	58	(62)	(17)	84	17	40	(42)	(23)

Funds from (used in) operations	6 061	4 964	4 734	2 143	1 779	1 756	3 863	3 798	2 823

(Increase) decrease in non-cash working capital

Cash flow provided by operating activities

(1)
2018 and 2017 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

	Corporate and Eliminations			Total
Year ended December 31 ($ millions)	2019	2018	2017	2019	2018	2017

Net (loss) earnings	(679)	(1 613)	121	2 899	3 293	4 458

Adjustments for:

Depreciation, depletion, amortization and impairment	74	63	106	10 572	5 738	5 601

Deferred income taxes	(89)	129	339	(1 918)	440	249

Accretion	—	2	—	270	266	247

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(624)	1 090	(771)	(624)	1 090	(771)

Change in fair value of financial instruments and trading inventory	—	1	28	107	(179)	128

(Gain) loss on disposal of assets	—	—	(70)	(253)	(24)	(474)

Share-based compensation	25	(63)	23	44	(117)	31

Exploration expenses	—	—	—	66	11	41

Settlement of decommissioning and restoration liabilities	—	(1)	—	(464)	(469)	(353)

Other	44	23	50	119	123	(18)

Funds from (used in) operations	(1 249)	(369)	(174)	10 818	10 172	9 139

(Increase) decrease in non-cash working capital				(397)	408	(173)

Cash flow provided by operating activities				10 421	10 580	8 966

(1)
2018 and 2017 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

2019 ANNUAL REPORT   Suncor Energy Inc.  73

(e) Free Funds Flow and Discretionary Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Discretionary free funds flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses discretionary free funds flow to measure the capacity of the company to increase returns to shareholders and grow the business. The following is a reconciliation of discretionary free funds flow for Suncor's last three years of operations.

($ millions)	2019	2018	2017

Funds from operations	10 818	10 172	9 139

Asset sustaining and maintenance capital and dividends(1)	(5 904)	(5 740)	(4 724)

Discretionary free funds flow	4 914	4 432	4 415

(1)
The classification of the company's capital expenditures has been updated to ``asset sustainment and maintenance" to better reflect the types of capital investments being made by the company. Comparative periods have been updated to reflect this change.

(f) Oil Sands Operations, In Situ, Fort Hills and Syncrude Cash Operating Costs

Oil Sands operations, In Situ, Fort Hills and Syncrude cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Fort Hills and Syncrude operations; ii) non production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project startup costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. To determine In Situ cash operating costs, Oil Sands operations cash operating costs are further adjusted to remove costs pertaining to Oil Sands operations mining and upgrading. Syncrude and Fort Hills cash operating costs are calculated by adjusting Syncrude OS&G expense and Fort Hills OS&G expense, respectively, for non-production costs that management believes do not relate to the production performance of Syncrude operations or Fort Hills operations, respectively, including, but not limited to, share-based compensation, research and project startup costs, if applicable. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance. Oil Sands operations cash operating costs in 2019 were $4.267 billion and included $729 million related to In Situ production for In Situ cash operating costs per barrel of $9.25, based on total In Situ production of 216,200 bbls/d.

(g) Refining Margin and Refining Operating Expense

Refining margin and refining operating expense are non-GAAP financial measures. Refining margin is calculated by adjusting R&M segment operating revenues, other income and purchases of crude oil and products (GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, and the company's former lubricants business, which was disposed of in early 2017. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses and the company's former lubricants business; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining margin and refining operating expense to measure operating performance on a production barrel basis.

74  2019 ANNUAL REPORT   Suncor Energy Inc.

Year ended December 31 ($ millions, except as noted)	2019	2018	2017

Refining margin reconciliation

Gross margin, operating revenues less purchases of crude oil and products	7 008	7 122	5 744

Other income	75	68	16

Non-refining margin	(1 320)	(1 351)	(1 541)

Refining margin	5 763	5 839	4 219

Refinery production(1) (mbbls)	173 705	169 138	174 461

Refining margin ($/bbl)	33.15	34.50	24.20

Refining operating expense reconciliation

Operating, selling and general expense	2 173	2 043	2 003

Non-refining costs	(1 246)	(1 142)	(1 121)

Refining operating expense	927	901	882

Refinery production(1)	173 705	169 138	174 461

Refining operating expense ($/bbl)	5.35	5.35	5.05

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(h) Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO valuation methodology. For Suncor, this results in a lag between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

2019 ANNUAL REPORT   Suncor Energy Inc.  75

(i) Operating Earnings Reconciliations – Fourth Quarter 2019 and 2018(1)

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Net (loss) earnings as reported	(2 682)	(377)	(162)	(115)	558	762	(49)	(550)	(2 335)	(280)

Asset Impairments	2 959	—	393	—	—	—	—	—	3 352	—

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(235)	637	(235)	637

Non-cash loss on equity investment	—	—	—	223	—	—	—	—	—	223

Operating earnings (loss)	277	(377)	231	108	558	762	(284)	87	782	580

(1)
The three months ended December 31, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(j) Funds from Operations Reconciliations – Fourth Quarter 2019 and 2018(1)

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Net (loss) earnings	(2 682)	(377)	(162)	(115)	558	762	(49)	(550)	(2 335)	(280)

Adjustments for:

Depreciation, depletion, amortization and impairment	5 081	1 019	803	199	211	184	18	17	6 113	1 419

Deferred income taxes	(890)	89	(112)	3	(7)	(19)	7	87	(1 002)	160

Accretion	54	53	10	12	1	2	—	—	65	67

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(246)	688	(246)	688

Change in fair value of financial instruments and trading inventory	(20)	(84)	13	(37)	(6)	(27)	—	—	(13)	(148)

(Gain) loss on disposal of assets	(1)	(1)	—	253	(8)	(2)	—	—	(9)	250

Share-based compensation	22	(22)	2	(3)	11	(12)	28	(51)	63	(88)

Exploration expenses	—	—	27	11	—	—	—	—	27	11

Settlement of decommissioning and restoration liabilities	(128)	(91)	(16)	(8)	(7)	(5)	—	—	(151)	(104)

Other	(31)	21	(10)	16	40	(10)	42	5	41	32

Funds from (used in) operations	1 405	607	555	331	793	873	(200)	196	2 553	2 007

(Decrease) increase in non-cash working capital									(249)	1 033

Cash flow provided by operating activities									2 304	3 040

(1)
The three months ended December 31, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

76  2019 ANNUAL REPORT   Suncor Energy Inc.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
SYN	Synthetic crude oil benchmark
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Information

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.

Forward-looking statements in this MD&A include references to:

Suncor's strategy, business plans and expectations about projects, the performance of assets, production volumes and capital expenditures, including:

•
Suncor's strategies and priorities, including delivering competitive and sustainable returns to shareholders and aiming to maximize shareholder returns by focusing on operational excellence, capital discipline through investment in high-value projects and the company's commitment to environmental stewardship and sustainability;

•
Suncor's belief that it is well positioned to succeed due to its competitive advantages of financial strength, a highly efficient, tightly integrated suite of assets, an

2019 ANNUAL REPORT   Suncor Energy Inc.  77

  industry-leading long-life, low-decline oil sands reserves base, an offshore business that provides geographically diversified cash flow and its investment in sustainability, technology and innovation;

•
Projects and initiatives that are expected to create long-term value for the company through structural free funds flow growth, such as improvement strategies at existing assets, like debottlenecks and the deployment of autonomous haul trucks, and the company's regional oil sands advantage, which is expected to provide the company with the economies of scale required to realize synergies between assets and further develop its in situ resources in a low-cost manner under the company's replication strategy;

•
Suncor's belief that the integration of the company's oil sands assets with its midstream and refining assets helps to significantly shield Suncor from the effects of western Canadian crude price differentials and its midstream assets provide the logistical flexibility to move production to a wide range of markets;

•
Suncor's belief that technology and unleashing the full potential of its people will be critical in achieving the company's environmental, operational and financial goals;

•
The company's belief that driving down costs and a continued focus on improved productivity and reliability will help achieve industry-leading unit costs in each business segment;

•
Suncor's belief that its growth will be fuelled by investments in clean energy and is a key priority in achieving its sustainable development goals;

•
Statements about the Terra Nova ALE project, including the expectation that it will extend the life of Terra Nova by approximately a decade, that it is planned for execution by the end of 2020 and that work on the project will start in the second quarter of 2020;

•
Suncor's expectations for the coke-fired boiler replacement project, including the expectation that the cogeneration units will provide reliable steam generation required for Suncor's extraction and upgrading operations, the expectation that it will reduce the GHG emissions intensity associated with steam production at Base Plant by approximately 25% and the estimated cost and in-service date of the project;

•
Statements about the sanctioned Forty Mile Wind Power Project, including the estimated capital spend of $300 million, with 25% of the capital spend in 2019 and the remainder to be spent over the next two years, the expectation that the project will generate significant value through sustainable low-carbon power generation and retention of the generated carbon credits for utilization in Suncor's upstream business and the belief that the project is part of Suncor's sustainability strategy of making meaningful progress toward the greenhouse gas emissions intensity reduction target of 30% by 2030;

•
Expectations for the Oil Sands segment, including the commitment to delivering safe, reliable, low-cost production while being leaders in growth, technical innovation and environmental sustainability, the belief that Suncor's collection of high-quality assets, combined with long-life, low-decline reserves and industry-leading expertise provides the opportunity to continue to advance technology and innovation investments and high return growth projects while growing annual free funds flow, the expectation that cost management and capital discipline at Oil Sands will continue to be top priorities as the company expects to sustainably manage controllable operating costs through initiatives and that capital discipline will continue to focus on managing investment opportunities, including asset synergies and sustainability priorities, strategically investing in projects that are economically robust, sustainably minded and technologically progressive, and expectations for the interconnecting pipelines between Syncrude and Suncor's Oil Sands Base Plant, including the expectation that the pipelines will enhance integration between such assets and that they will be in service in the second half of 2020;

•
Expectations for the E&P segment, including the segment's focus primarily on low-cost projects that deliver significant returns, cash flow and long-term value, and ongoing development activities offshore the east coast of Canada and in the U.K. North Sea intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields which are planned to continue in 2020, along with development drilling at Hebron, the West White Rose Project, Buzzard Phase 2, and the Fenja project;

•
Statements about the Rosebank project, including the expected timing of sanction for the project being planned for 2022;

•
The expectation that MacKay River will return to operation early in the second quarter of 2020;

•
The expectation that the company will continue to accelerate its digital transformation and implement new technologies across the enterprise to help improve the safety, productivity, reliability and environmental performance of its operations and that Suncor will utilize Microsoft's full range of cloud solutions and expertise to empower a connected and collaborative workforce, upgrade data centres and increase analytics capabilities; and

•
The expectation that well pads under construction will maintain existing production levels at Firebag and

78  2019 ANNUAL REPORT   Suncor Energy Inc.

  MacKay River in future years as production from existing well pads declines.

The anticipated duration and impact of planned maintenance events, including:

•
Planned Upgrader 2 maintenance at Oil Sands Base and annual turnaround at Syncrude in the second quarter of 2020, and maintenance at Oil Sands operations Upgrader 1 scheduled for the third quarter of 2020, extending into the fourth quarter of 2020; and

•
The two-week turnaround event at the Commerce City refinery in the first quarter of 2020, the two-week turnaround at the Sarnia refinery in the second quarter of 2020, a four-week turnaround at the Edmonton refinery scheduled in the third quarter of 2020 and a six-week turnaround at the Montreal refinery scheduled to begin in the third quarter and extend into the fourth quarter of 2020.

Also:

•
Economic sensitivities;

•
The company's priority regarding returning value to shareholders, statements about the company's share repurchase program, and the company's ongoing ability to generate cash flow and commitment to return cash to shareholders;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
Suncor's planned 2020 capital spending program of $5.4 to $6.0 billion and the belief that the company will have the capital resources to fund its planned 2020 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
Suncor's expectations as to how its 2020 capital expenditures will be directed and the expected benefits therefrom;

•
The objectives of the company's short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company's short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;

•
Management of debt levels continuing to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the commodity pricing environment, and Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
Suncor's intention to adopt certain accounting standards, amendments and interpretations when they become effective; and

•
Expectations with respect to changes to law and government policy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market; Suncor's ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude

2019 ANNUAL REPORT   Suncor Energy Inc.  79

oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor's R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2019 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

80  2019 ANNUAL REPORT   Suncor Energy Inc.

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the Canadian Institute of Chartered Professional Accountants Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 26, 2020

2019 ANNUAL REPORT   Suncor Energy Inc.  81

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2019, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2019. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2019 has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 26, 2020

82  2019 ANNUAL REPORT   Suncor Energy Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Suncor Energy Inc. (the Company) as of December 31, 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 5 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16 — Leases.

Comparative Information

As discussed in Note 6 of the consolidated financial statements, the 2018 segmented information has been restated to conform with the current year presentation. We have audited the adjustments as part of our audit of the consolidated financial statements as at and for the year ended December 31, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as

2019 ANNUAL REPORT   Suncor Energy Inc.  83

necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the assessment of indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment

As discussed in Note 15 to the consolidated financial statements, when circumstances indicate that a cash-generating unit ("CGU") may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. At each reporting date, the Company analyzes indicators of impairment loss or reversal ("impairment indicators"), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, "reserve assumptions"). The estimate of reserve assumptions requires the expertise of reservoir engineering specialists. The Company engages independent reservoir engineering specialists to evaluate the Company's proved and probable oil reserves. The carrying amount of the Company's property, plant and equipment balance as of December 31, 2019 was $72,640 million.

We identified the evaluation of the assessment of impairment indicators related to the Oil Sands and Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company's assessment of impairment indicators, including controls related to the reserve assumptions. We evaluated the Company's reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company's current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year estimate of proved and probable reserves to assess the Company's ability to accurately forecast. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company's independent reservoir engineering specialists engaged by the Company who evaluated proved and probable oil reserves. We evaluated the methodology used by the independent reservoir engineering specialists to evaluate proved and probable oil reserves for compliance with regulatory standards.

Assessment of the impairment of the Fort Hills and White Rose cash generating units

As discussed in note 15 to the consolidated financial statements, the Company recorded an impairment charge of $4,237 million related to the Fort Hills and White Rose cash generating units ("CGUs"). The Company identified an indicator of impairment at December 31, 2019 for both the Fort Hills and White Rose CGUs and performed impairment tests to determine the recoverable amount of the CGUs. The estimated recoverable amount of these CGUs involves numerous assumptions, including forecasted production volumes, commodity prices, operating costs, capital expenditures ("forecasted cash flow assumptions") and discount rates.

We identified the assessment of the impairment of the Fort Hills and White Rose CGUs as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's forecasted cash flow and discount rate assumptions as minor changes to these assumptions have a significant effect on the Company's calculation of the recoverable amount of the CGUs. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company's forecasted cash flow assumptions.

84  2019 ANNUAL REPORT   Suncor Energy Inc.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company's determination of the recoverable amount of the CGUs being tested, including controls related to determination of the forecasted cash flow and discount rate assumptions. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess their impact on the Company's determination of the recoverable amount for each CGU tested. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes, operating costs and capital expenditure assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We assessed differences between management's forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results. We compared the Company's current year actual production volumes, operating costs and capital expenditures to those assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent reservoir engineering specialists engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent reservoir engineering specialists to estimate proved and probable oil reserves for compliance with regulatory standards. We involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the Company's CGU discount rate assumptions, by comparing them against publicly available market data and other external data. The valuation professional estimated the recoverable amount of the CGUs using the estimate of the CGUs' forecasted cash flows and the discount rate evaluated by the specialist and compared the resulting recoverable amount to market and other external pricing data.

Chartered Professional Accountants

Calgary, Alberta, Canada

February 26, 2020

We have served as the Company's auditor since 2019.

2019 ANNUAL REPORT   Suncor Energy Inc.  85

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinion on the Consolidated Financial Statements

We have audited the Consolidated Balance Sheet of Suncor Energy Inc. and its subsidiaries (together, the "Company") as of December 31, 2018, and the related Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the year then ended, including the related notes (collectively referred to as the Consolidated Financial Statements) before the effects of the adjustments to retrospectively restate and reallocate segmented results as described in Note 6.

In our opinion, the Consolidated Financial Statements, before the effects of the adjustments to retrospectively restate and reallocate segmented results as described in Note 6, present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of operations and cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") (the 2018 financial statements before the effects of the adjustments discussed in Note 6 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively restate and reallocate segmented results as described in Note 6 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Consolidated Financial Statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these Consolidated Financial Statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

Calgary, Alberta, Canada

February 28, 2019

We served as the Company's auditor from 1972 to 2019.

86  2019 ANNUAL REPORT   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)	Notes	2019	2018

Revenues and Other Income

Operating revenues, net of royalties	6	38 344	38 542

Other income	7	645	444

		38 989	38 986

Expenses

Purchases of crude oil and products		12 562	14 133

Operating, selling and general	8 and 25	11 244	10 573

Transportation		1 442	1 319

Depreciation, depletion, amortization and impairment	15	10 572	5 738

Exploration		256	122

Gain on asset exchange and disposals	34	(253)	(24)

Financing expenses	9	633	2 142

		36 456	34 003

Earnings before Income Taxes		2 533	4 983

Income Tax (Recovery) Expense	10

Current		1 552	1 250

Deferred	10 and 15	(1 918)	440

		(366)	1 690

Net Earnings		2 899	3 293

Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		(177)	267

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes		(48)	103

Other Comprehensive (Loss) Income		(225)	370

Total Comprehensive Income		2 674	3 663

Per Common Share (dollars)	11

Net earnings – basic		1.86	2.03

Net earnings – diluted		1.86	2.02

Cash dividends		1.68	1.44

The accompanying notes are an integral part of the consolidated financial statements.

2019 ANNUAL REPORT   Suncor Energy Inc.  87

CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2019	December 31 2018

Assets

Current assets

Cash and cash equivalents	12	1 960	2 221

Accounts receivable		4 052	3 206

Inventories	14	3 761	3 159

Income taxes receivable		133	114

Total current assets		9 906	8 700

Property, plant and equipment, net	5, 15, 16, 33 and 34	72 640	74 245

Exploration and evaluation	17	2 428	2 319

Other assets	18	1 194	1 126

Goodwill and other intangible assets	19	3 058	3 061

Deferred income taxes	10	209	128

Total assets		89 435	89 579

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	20	2 155	3 231

Current portion of long-term debt	20	—	229

Current portion of long-term lease liabilities	5	310	—

Accounts payable and accrued liabilities		6 555	5 647

Current portion of provisions	23	631	667

Income taxes payable		886	535

Total current liabilities		10 537	10 309

Long-term debt	20	12 884	13 890

Long-term lease liabilities	5	2 621	—

Other long-term liabilities	21	2 499	2 346

Provisions	23	8 676	6 984

Deferred income taxes	10 and 15	10 176	12 045

Equity		42 042	44 005

Total liabilities and shareholders' equity		89 435	89 579

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Mark Little	Patricia M. Bedient
Director	Director

February 26, 2020

88  2019 ANNUAL REPORT   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2019	2018

Operating Activities

Net earnings		2 899	3 293

Adjustments for:

Depreciation, depletion, amortization and impairment		10 572	5 738

Deferred income tax (recovery) expense	10 and 15	(1 918)	440

Accretion		270	266

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(624)	1 090

Change in fair value of financial instruments and trading inventory		107	(179)

Gain on asset exchange and disposals	34	(253)	(24)

Share-based compensation		44	(117)

Exploration		66	11

Settlement of decommissioning and restoration liabilities		(464)	(469)

Other		119	123

(Increase) decrease in non-cash working capital	13	(397)	408

Cash flow provided by operating activities		10 421	10 580

Investing Activities

Capital and exploration expenditures		(5 558)	(5 406)

Acquisitions	32 to 34	—	(1 230)

Proceeds from disposal of assets		274	84

Other investments	34	(213)	(170)

Decrease in non-cash working capital	13	409	25

Cash flow used in investing activities		(5 088)	(6 697)

Financing Activities

Net (decrease) increase in short-term debt		(982)	866

Net increase (decrease) in long-term debt	20	557	(186)

Lease liability payments	5	(307)	—

Issuance of common shares under share option plans		90	286

Purchase of common shares	24	(2 274)	(3 053)

Distributions relating to non-controlling interest		(7)	(6)

Dividends paid on common shares		(2 614)	(2 333)

Cash flow used in financing activities		(5 537)	(4 426)

Decrease in Cash and Cash Equivalents		(204)	(543)

Effect of foreign exchange on cash and cash equivalents		(57)	92

Cash and cash equivalents at beginning of year		2 221	2 672

Cash and Cash Equivalents at End of Year		1 960	2 221

Supplementary Cash Flow Information

Interest paid		996	800

Income taxes paid		1 033	645

The accompanying notes are an integral part of the consolidated financial statements.

2019 ANNUAL REPORT   Suncor Energy Inc.  89

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2017		26 606	567	809	17 401	45 383	1 640 983

Net earnings		—	—	—	3 293	3 293	—

Foreign currency translation adjustment		—	—	267	—	267	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $39	22	—	—	—	103	103	—

Total comprehensive income		—	—	267	3 396	3 663	—

Issued under share option plans		358	(73)	—	—	285	7 927

Purchase of common shares for cancellation	24	(1 040)	—	—	(2 013)	(3 053)	(64 426)

Change in liability for share purchase commitment	24	(14)	—	—	28	14	—

Share-based compensation	25	—	46	—	—	46	—

Dividends paid on common shares		—	—	—	(2 333)	(2 333)	—

At December 31, 2018		25 910	540	1 076	16 479	44 005	1 584 484

At January 1, 2019		25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact	5	—	—	—	14	14	—

At January 1, 2019, adjusted		25 910	540	1 076	16 493	44 019	1 584 484

Net earnings		—	—	—	2 899	2 899	—

Foreign currency translation adjustment		—	—	(177)	—	(177)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $23	22	—	—	—	(48)	(48)	—

Total comprehensive (loss) income		—	—	(177)	2 851	2 674	—

Issued under share option plans		116	(24)	—	—	92	2 688

Purchase of common shares for cancellation	24	(905)	—	—	(1 369)	(2 274)	(55 298)

Change in liability for share purchase commitment	24	46	—	—	49	95	—

Share-based compensation	25	—	50	—	—	50	—

Dividends paid on common shares		—	—	—	(2 614)	(2 614)	—

At December 31, 2019		25 167	566	899	15 410	42 042	1 531 874

The accompanying notes are an integral part of the consolidated financial statements.

90  2019 ANNUAL REPORT   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces, transports, refines and markets crude oil in Canada and internationally, Suncor markets petroleum and petrochemical products primarily in Canada, under the Petro-Canada® brand. The company also operates a renewable energy business and conducts energy trading activities focused principally in the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 26, 2020.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements with the exception of IFRS 16 Leases. Refer to note 5.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company's proportionate share of the joint operation's assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.

Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is

2019 ANNUAL REPORT   Suncor Energy Inc.  91

recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

(c) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(d) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company's contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products which are due upon delivery and, accordingly, the company doesn't adjust consideration for the effects of a financing component.

Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company's share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(f) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs of disposal, and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(g) Assets Held for Sale

Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

92  2019 ANNUAL REPORT   Suncor Energy Inc.

(h) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(i) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(j) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

2019 ANNUAL REPORT   Suncor Energy Inc.  93

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries and other processing plants	20 to 40 years

Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(k) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(l) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence indicating that financial assets measured at amortized cost may be impaired. If a financial asset measured at amortized cost is determined to be impaired, the impairment is recognized in Operating, Selling and General expense.

94  2019 ANNUAL REPORT   Suncor Energy Inc.

(m) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(n) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(o) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations net of the fair value of plan assets.

(p) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(q) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All

2019 ANNUAL REPORT   Suncor Energy Inc.  95

financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.

In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 Financial Instruments: Presentation. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related reporting segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments and are accounted for as executory contracts.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(r) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company's risk management objectives for financial and non-financial risk exposures.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

The company did not apply hedge accounting to any of its derivative instruments for the years ended December 31, 2019 or 2018.

(s) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(t) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(u) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

96  2019 ANNUAL REPORT   Suncor Energy Inc.

(v) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period and are recorded in the period in which the emissions occur within Operating, Selling and General expense.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2019 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2019, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

2019 ANNUAL REPORT   Suncor Energy Inc.  97

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

98  2019 ANNUAL REPORT   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

5. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

IFRS 16 Leases

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16) which replaces IAS 17 Leases (IAS 17) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with optional exemptions for short-term leases where the term is twelve months or less. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no restatement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of the change is disclosed below.

The company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term, where judgment is applied to determine the lease term of the lease contracts in which the company has a renewal option, using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Under IAS 17

In the comparative period, the company classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

2019 ANNUAL REPORT   Suncor Energy Inc.  99

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the company's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense over the term of the lease.

As part of the initial application of IFRS 16, the company also chose to apply the following transitional provisions.

Right-of-use assets are measured at:

•
An amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of transition.

The company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•
Adjusted the right-of-use assets by the amount of any provision for onerous leases recognized in the balance sheet immediately before the date of initial application, as an alternative to performing an impairment review.

•
Elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases with a short-term remaining life upon adoption. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

•
Accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

•
Used hindsight to determine the lease term if the contract contained options to extend or terminate the lease.

The following table summarizes the impact of adopting IFRS 16 on the company's Consolidated Balance Sheets at January 1, 2019. Prior period amounts have not been restated. The effects of the transition have been recognized through retained earnings in equity.

($ millions) Increase (Decrease)	December 31 2018	Adjustments due to IFRS 16	January 1 2019

Assets

Current assets

Accounts receivable	3 206	(2)	3 204

Property, plant and equipment, net	74 245	(1 267)	72 978

Right-of-use assets, net	—	3 059	3 059

Liabilities and Shareholders' Equity

Current liabilities

Current portion of long-term debt	229	(38)	191

Current portion of lease liabilities	—	276	276

Current portion of provisions	667	(1)	666

Long-term debt	13 890	(1 222)	12 668

Long-term lease liabilities	—	2 777	2 777

Other long-term liabilities	2 346	(1)	2 345

Provisions	6 984	(20)	6 964

Deferred income taxes	12 045	5	12 050

Equity	44 005	14	44 019

The following table reconciles the company's operating lease commitments as at December 31, 2018, as previously disclosed in the company's consolidated financial statements as at and for the year ended December 31, 2018, to the additional lease liabilities recognized on initial application of IFRS 16 as at January 1, 2019.

100  2019 ANNUAL REPORT   Suncor Energy Inc.

Reconciliation

($ millions)	January 1 2019

Operating leases as at December 31, 2018 (1)	2 457

Exemption for short-term leases	(42)

Discounting	(623)

Additional lease liabilities recognized due to adoption of IFRS 16 as at January 1, 2019	1 792

(1)
Represents undiscounted lease commitments.

For leases that were previously classified as finance leases under IAS 17, within Property, Plant and Equipment, the carrying amount of the right-of-use asset and the lease liability recognized upon initial application as at January 1, 2019 was determined to be the carrying amount of the finance lease asset and liability under IAS 17 immediately before transition.

The lease liabilities recognized in accordance with IFRS 16 were discounted using the company's incremental borrowing rate upon initial application. The weighted average discount rate used for additional leases recognized as a result of application of IFRS 16 was 3.85% as at January 1, 2019.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation clarifies the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires an entity to consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If the entity considers it to be not probable that a taxation authority will accept an uncertain tax provision, the interpretation requires the entity to use the most likely amount or the expected value. The company adopted the amendment on its effective date of January 1, 2019. The adoption of this amendment did not have any impact on the company's consolidated financial statements.

(b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The amendments are effective for annual periods beginning on or after January 1, 2020 and are to be applied prospectively.

2019 ANNUAL REPORT   Suncor Energy Inc.  101

 6. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's wholly owned operations in the Athabasca oil sands in Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Syncrude oil sands mining and upgrading operation, the company's joint interest in the Fort Hills partnership and the company's controlling interest in the East Tank Farm blending and storage facility located near Fort McMurray, Alberta as well as the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.

•
Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard and Golden Eagle Area Development in the United Kingdom (U.K.), and exploration and production of crude oil at Oda and the development of the Fenja fields in Norway, as well as the marketing and risk management of crude oil and natural gas. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely. Production in Libya remains partially shut-in due to political unrest, and the timing of a return to normal operations continues to be uncertain.

•
Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This includes renewable projects such as the wind power facilities of Chin Chute and Magrath in Alberta, SunBridge in Saskatchewan and Adelaide in Ontario as well as an investment in Enerkem Inc., a waste-to-biofuels and chemicals producer headquartered in Quebec.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

102  2019 ANNUAL REPORT   Suncor Energy Inc.

For the years ended December 31(1)(2)	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	13 948	12 039	3 675	3 869	22 216	23 655	27	29	39 866	39 592

Intersegment revenues	4 399	3 704	—	—	88	123	(4 487)	(3 827)	—	—

Less: Royalties	(917)	(398)	(605)	(652)	—	—	—	—	(1 522)	(1 050)

Operating revenues, net of royalties	17 430	15 345	3 070	3 217	22 304	23 778	(4 460)	(3 798)	38 344	38 542

Other income (loss)	172	387	430	(68)	75	68	(32)	57	645	444

	17 602	15 732	3 500	3 149	22 379	23 846	(4 492)	(3 741)	38 989	38 986

Expenses

Purchases of crude oil and products	1 407	1 563	—	—	15 296	16 656	(4 141)	(4 086)	12 562	14 133

Operating, selling and general	8 027	7 577	525	507	2 173	2 043	519	446	11 244	10 573

Transportation	1 293	1 144	80	85	120	147	(51)	(57)	1 442	1 319

Depreciation, depletion, amortization and impairment	8 170	4 024	1 505	967	823	684	74	63	10 572	5 738

Exploration	127	44	129	78	—	—	—	—	256	122

(Gain) loss on asset exchange and disposal of assets	(14)	(108)	(228)	91	(11)	(7)	—	—	(253)	(24)

Financing expenses	318	320	73	46	55	7	187	1 769	633	2 142

	19 328	14 564	2 084	1 774	18 456	19 530	(3 412)	(1 865)	36 456	34 003

(Loss) earnings before Income Taxes	(1 726)	1 168	1 416	1 375	3 923	4 316	(1 080)	(1 876)	2 533	4 983

Income Tax (Recovery) Expense

Current	266	(128)	626	680	972	1 090	(312)	(392)	1 552	1 250

Deferred	(1 565)	351	(215)	(112)	(49)	72	(89)	129	(1 918)	440

	(1 299)	223	411	568	923	1 162	(401)	(263)	(366)	1 690

Net (Loss) Earnings	(427)	945	1 005	807	3 000	3 154	(679)	(1 613)	2 899	3 293

Capital and Exploration Expenditures	3 522	3 546	1 070	946	818	856	148	58	5 558	5 406

(1)
Beginning in 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business continue to be included within the Corporate and Eliminations segment.

(2)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 5 for further information.

2019 ANNUAL REPORT   Suncor Energy Inc.  103

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the years ended December 31 (1)	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	13 368	—	13 368	11 659	—	11 659

Bitumen	4 979	—	4 979	4 084	—	4 084

	18 347	—	18 347	15 743	—	15 743

Exploration and Production

Crude oil and natural gas liquids	1 922	1 747	3 669	1 741	2 112	3 853

Natural gas	—	6	6	3	13	16

	1 922	1 753	3 675	1 744	2 125	3 869

Refining and Marketing

Gasoline	9 941	—	9 941	10 819	—	10 819

Distillate	9 447	—	9 447	9 698	—	9 698

Other	2 916	—	2 916	3 261	—	3 261

	22 304	—	22 304	23 778	—	23 778

Corporate and Eliminations	(4 460)	—	(4 460)	(3 798)	—	(3 798)

Total Gross Revenue from Contracts with Customers	38 113	1 753	39 866	37 467	2 125	39 592

(1)
Beginning in 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business continue to be included within the Corporate and Eliminations segment.

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2019	2018

Canada	31 157	30 813

United States	5 737	5 999

Other foreign	1 450	1 730

	38 344	38 542

Non-Current Assets(1)

($ millions)	December 31 2019	December 31 2018

Canada	75 190	76 708

United States	1 957	1 889

Other foreign	2 173	2 154

	79 320	80 751

(1)
Excludes deferred income tax assets.

104  2019 ANNUAL REPORT   Suncor Energy Inc.

 7. OTHER INCOME

Other income consists of the following:

($ millions)	2019	2018

Risk management and trading activities(1)	155	255

(Losses) gains on valuation of inventory held for trading purposes	(7)	13

Investment and interest income	89	34

Insurance proceeds(2)	431	120

Other	(23)	22

	645	444

(1)
Includes fair value changes related to derivative contracts in the Oil Sands, Exploration and Production, and Refining and Marketing segments.

(2)
2019 includes insurance proceeds for Libyan assets within the Exploration and Production segment (note 34). 2019 and 2018 include business interruption and property damage insurance proceeds for Syncrude within the Oil Sands segment.

8. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2019	2018

Contract services(1)	4 380	4 552

Employee costs(1)	3 641	3 263

Materials	869	765

Energy	1 129	1 095

Equipment rentals and leases	345	360

Travel, marketing and other	880	538

	11 244	10 573

(1)
The company incurred $8.5 billion of contract services and employee costs for the year ended December 31, 2019 (2018 – $8.3 billion), of which $8.0 billion (2018 – $7.8 billion) was recorded in Operating, Selling and General expense and $0.5 billion was recorded as Property, Plant and Equipment (2018 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.

9. FINANCING EXPENSES

Financing expenses consist of the following:

($ millions)	2019	2018

Interest on debt	825	897

Interest on lease liabilities(1)	172	—

Capitalized interest at 5.3% (2018 – 5.4%)	(122)	(156)

Interest expense	875	741

Interest on partnership liability	55	56

Interest on pension and other post-retirement benefits	59	56

Accretion	270	266

Foreign exchange (gain) loss on U.S. dollar denominated debt	(624)	1 090

Operational foreign exchange and other	(2)	(67)

	633	2 142

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 5 for further information.

2019 ANNUAL REPORT   Suncor Energy Inc.  105

 10. INCOME TAXES

Income Tax (Recovery) Expense

($ millions)	2019	2018

Current:

Current year	1 524	1 270

Adjustments to current income tax of prior years	28	(20)

Deferred:

Origination and reversal of temporary differences	(819)	345

Adjustments in respect of deferred income tax of prior years	83	13

Changes in tax rates and legislation	(1 124)	—

Movement in unrecognized deferred income tax assets	(58)	82

Total income tax (recovery) expense	(366)	1 690

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2019	2018

Earnings before income tax	2 533	4 983

Canadian statutory tax rate	26.74%	27.04%

Statutory tax	677	1 347

Add (deduct) the tax effect of:

Non-taxable component of capital (gains) losses	(146)	146

Share-based compensation and other permanent items	25	31

Assessments and adjustments	112	(7)

Impact of income tax rate and legislative changes	(1 067)	—

Foreign tax rate differential	83	111

Non-taxable component of acquisitions and dispositions	—	(14)

Movement in unrecognized deferred income tax assets	(58)	82

Other	8	(6)

Total income tax (recovery) expense	(366)	1 690

Effective tax rate	(14.4)%	33.9%

In the second quarter of 2019, Suncor recognized a deferred income tax recovery of $1.116 billion related to a decrease in the Alberta corporate tax rate from 12% to 8%. The tax rate decrease will be phased in as follows: 11% effective July 1, 2019, 10% effective January 1, 2020, 9% effective January 1, 2021, and 8% effective January 1, 2022. The deferred income tax recovery of $1.116 billion was comprised of $910 million recovery in the Oil Sands segment, $88 million recovery in the Refining and Marketing segment, $70 million recovery in the Exploration and Production segment, and $48 million recovery in the Corporate and Eliminations segment.

106  2019 ANNUAL REPORT   Suncor Energy Inc.

Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax (Recovery) Expense		Deferred Income Tax Liability (Asset)

($ millions)	2019	2018	December 31 2019	December 31 2018

Property, plant and equipment	(2 348)	484	12 814	14 666

Decommissioning and restoration provision	259	46	(2 092)	(1 854)

Employee retirement benefit plans	32	15	(576)	(585)

Tax loss carry-forwards	16	(63)	(156)	(172)

Other	123	(42)	(23)	(138)

Net deferred income tax (recovery) expense and liability	(1 918)	440	9 967	11 917

Change in Deferred Income Tax Balances

($ millions)	2019	2018

Net deferred income tax liability, beginning of year	11 917	11 433

Recognized in deferred income tax expense	(1 918)	440

Recognized in other comprehensive income	(23)	39

Foreign exchange, disposition and other	(9)	5

Net deferred income tax liability, end of year	9 967	11 917

Deferred Tax in Shareholders' Equity

($ millions)	2019	2018

Deferred Tax in Other Comprehensive Income

Actuarial (loss) gain on employment retirement benefit plans	(23)	39

Total income tax (recovery) expense reported in equity	(23)	39

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized an $87 million (2018 – $153 million) deferred income tax asset on $715 million (2018 – $1,134 million) of capital losses related to foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2019, on temporary differences associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

2019 ANNUAL REPORT   Suncor Energy Inc.  107

 11. EARNINGS PER COMMON SHARE

($ millions)	2019	2018

Net earnings	2 899	3 293

(millions of common shares)

Weighted average number of common shares	1 559	1 623

Dilutive securities:

Effect of share options	2	6

Weighted average number of diluted common shares	1 561	1 629

(dollars per common share)

Basic earnings per share	1.86	2.03

Diluted earnings per share	1.86	2.02

12. CASH AND CASH EQUIVALENTS

($ millions)	December 31 2019	December 31 2018

Cash	1 232	1 285

Cash equivalents	728	936

	1 960	2 221

13. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2019	2018

Accounts receivable	(1 099)	219

Inventories	(628)	316

Accounts payable and accrued liabilities	1 317	(503)

Current portion of provisions	(14)	(110)

Income taxes payable (net)	436	511

	12	433

Relating to:

Operating activities	(397)	408

Investing activities	409	25

	12	433

108  2019 ANNUAL REPORT   Suncor Energy Inc.

Reconciliation of movements of liabilities to cash flows arising from financing activities:

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable

At December 31, 2018	3 231	—	—	229	13 890	477	—

Changes from financing cash flows:

Net repayment of commercial paper	(982)	—	—	—	—	—	—

Gross proceeds from issuance of long-term debt	—	—	—	—	750	—	—

Debt issuance costs	—	—	—	—	(5)	—	—

Repayment of long-term debt	—	—	—	(188)	—	—	—

Realized foreign exchange losses	—	—	—	7	—	—	—

Dividends paid on common shares	—	—	—	—	—	—	(2 614)

Payments of lease liabilities	—	(307)	—	—	—	—	—

Distributions to non-controlling interest	—	—	—	—	—	(7)	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	—	—	2 614

Unrealized foreign exchange gains	(94)	—	—	(10)	(520)	—	—

Reclassification of debt to lease obligations	—	—	1 260	(38)	(1 222)	—	—

Reclassification of lease obligations	—	617	(617)	—	—	—	—

Deferred financing costs	—	—	—	—	(9)	—	—

Reassessment of partnership liability	—	—	—	—	—	(15)	—

New leases	—	—	1 978	—	—	—	—

At December 31, 2019	2 155	310	2 621	—	12 884	455	—

14. INVENTORIES

($ millions)	December 31 2019	December 31 2018

Crude oil(1)	1 689	1 424

Refined products	1 290	1 033

Materials, supplies and merchandise	782	702

	3 761	3 159

(1)
Includes $210 million of inventories held for trading purposes (2018 – $247 million) which are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

During 2019, purchased product inventories of $13.3 billion (2018 – $14.8 billion) were recorded as an expense.

2019 ANNUAL REPORT   Suncor Energy Inc.  109

 15. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2017	36 209	78 639	114 848

Additions	1 221	3 958	5 179

Transfers from exploration and evaluation	31	—	31

Acquisitions (notes 32 to 34)	289	948	1 237

Changes in decommissioning and restoration	85	(22)	63

Disposals and derecognition	(375)	(4 785)	(5 160)

Foreign exchange adjustments	385	291	676

At December 31, 2018	37 845	79 029	116 874

Adoption of IFRS 16 (note 5)	—	1 792	1 792

Additions	1 245	4 351	5 596

Changes in decommissioning and restoration	1 846	49	1 895

Disposals and derecognition	(116)	(439)	(555)

Foreign exchange adjustments	(224)	(214)	(438)

At December 31, 2019	40 596	84 568	125 164

Accumulated provision

At December 31, 2017	(17 975)	(23 380)	(41 355)

Depreciation, depletion, amortization and impairment	(1 739)	(3 849)	(5 588)

Disposals and derecognition	255	4 545	4 800

Foreign exchange adjustments	(324)	(162)	(486)

At December 31, 2018	(19 783)	(22 846)	(42 629)

Depreciation, depletion, amortization and impairment	(2 871)	(7 764)	(10 635)

Disposals and derecognition	116	349	465

Foreign exchange adjustments	149	126	275

At December 31, 2019	(22 389)	(30 135)	(52 524)

Net property, plant and equipment

December 31, 2018	18 062	56 183	74 245

December 31, 2019	18 207	54 433	72 640

	December 31, 2019			December 31, 2018

($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value

Oil Sands	85 246	(30 581)	54 665	80 295	(22 654)	57 641

Exploration and Production	22 876	(15 298)	7 578	21 867	(14 075)	7 792

Refining and Marketing	15 342	(5 768)	9 574	13 627	(5 092)	8 535

Corporate and Eliminations	1 700	(877)	823	1 085	(808)	277

	125 164	(52 524)	72 640	116 874	(42 629)	74 245

At December 31, 2019, the balance of assets under construction and not subject to depreciation or depletion was $5.6 billion (December 31, 2018 – $4.7 billion).

110  2019 ANNUAL REPORT   Suncor Energy Inc.

Due to continued volatility in the crude oil price environment and resulting declines in forecasted long-term heavy crude oil prices, the company performed an asset impairment test on its Fort Hills CGU in the Oil Sands segment. Due to an increase to forecasted capital expenditures within the White Rose CGU, the company also performed an impairment test within the Exploration and Production segment as at December 31, 2019. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 26):

Oil Sands

As a result of the impairment test, the company recorded impairment of $2.80 billion (net of taxes of $0.91 billion) on its share of the Fort Hills project in the Oil Sands segment using the following asset-specific assumptions:

•
Western Canadian Select (WCS) price forecast of US$40.75/bbl in 2020, US$45.60/bbl in 2021, US$49.65/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;

•
the company's share of production ranging from 96,000 to 106,000 bbls/d over the life of the project;

•
cash operating costs averaging $22/bbl to $24/bbl over the life of the project (expressed in real dollars), reflects Operating, Selling and General expense adjusted for non-production costs including Share-based compensation, Research costs, and Excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $7.7 billion as at December 31, 2019, which also includes the cost of carbon compliance in accordance with current provincial and federal regulations which starts at $30/tonne in 2020, reaches $50/tonne by 2022 and escalates at the rate of inflation thereafter. Estimate of the recoverable amount is most sensitive to the WCS price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $1.2 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $900 million (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

As a result of the impairment test, the company recorded impairment of $393 million (net of taxes of $128 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$65/bbl in 2020, escalating at 2% per year thereafter over the life of the project up to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 8,700 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.4 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $360 million as at December 31, 2019, which also includes the cost of carbon compliance in accordance with current provincial and federal regulations which starts at $30/tonne in 2020, reaches $50/tonne by 2022 and escalates at the rate of inflation thereafter. Estimate of the recoverable amount is most sensitive to the Brent price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $85 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $35 million (after-tax) on the company's share of the White Rose assets.

2019 ANNUAL REPORT   Suncor Energy Inc.  111

 16. RIGHT-OF-USE ASSETS AND LEASES

The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

Right-of-use (ROU) assets within Property, Plant and Equipment:

($ millions)	December 31 2019

Property, plant and equipment, net – excluding ROU assets	69 745

ROU assets	2 895

72 640

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment

Cost

At January 1, 2019	3 326

Additions and adjustments	186

Foreign exchange	(7)

At December 31, 2019	3 505

Accumulated provision

At January 1, 2019	(267)

Depreciation	(343)

At December 31, 2019	(610)

Net ROU assets

At January 1, 2019 (note 5)	3 059

At December 31, 2019	2 895

Other lease-related items recognized in the Consolidated Statement of Comprehensive Income

($ millions)	For the year ended December 31, 2019

Operating, selling and general

Short-term lease expense	236

Variable lease expense	45

There were no leases with residual value guarantees. Total cash outflow for leases was $464 million for the year ended December 31, 2019.

112  2019 ANNUAL REPORT   Suncor Energy Inc.

 17. EXPLORATION AND EVALUATION ASSETS

($ millions)	December 31 2019	December 31 2018

Beginning of year	2 319	2 052

Acquisitions and additions (Note 32)	193	316

Transfers to oil and gas assets	—	(31)

Dry hole expenses	(66)	(11)

Disposals	(16)	(16)

Amortization	—	(1)

Foreign exchange adjustments	(2)	10

End of year	2 428	2 319

18. OTHER ASSETS

($ millions)	December 31 2019	December 31 2018

Investments	289	237

Prepaids and other	905	889

	1 194	1 126

Prepaids and other includes long-term accounts receivable related to deposits paid on Notices of Reassessments that have been received from the Canada Revenue Agency (CRA) and are unlikely to be settled within one year.

19. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand Name	Customer Lists	Total

At December 31, 2017	2 752	140	162	7	3 061

Additions	—	—	—	4	4

Amortization	—	—	—	(4)	(4)

At December 31, 2018	2 752	140	162	7	3 061

Amortization	—	—	—	(3)	(3)

At December 31, 2019	2 752	140	162	4	3 058

The company performed a goodwill impairment test at December 31, 2019 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segments' expected future cash flows.

Cash flow forecasts are based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are validated against the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that

2019 ANNUAL REPORT   Suncor Energy Inc.  113

would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 7.5% (2018 – 8%). The company based its cash flow projections on a West Texas Intermediate price of US$60/bbl in 2020 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 20 years to 45 years based on the reserves life of the respective CGU. As a result of this analysis, an impairment of $2.80 billion (net of taxes of $0.91 billion) on company's share of the Fort Hills CGU was recorded (note 15); however, management did not identify any impairment of goodwill within any of the CGUs comprising the Oil Sands operating segment.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on historical results adjusted for current economic conditions.

20. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	December 31 2019	December 31 2018

Commercial paper(1)	2 155	3 231

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2019 was 2.05% (December 31, 2018 – 2.88%).

114  2019 ANNUAL REPORT   Suncor Energy Inc.

Long-Term Debt

($ millions)	December 31 2019	December 31 2018

Fixed-term debt(2)(3)

7.75% Notes, due 2019 (US$140)(4)	—	191

3.10% Series 5 Medium Term Notes, due 2021	749	749

9.25% Debentures, due 2021 (US$300)	403	431

9.40% Notes, due 2021 (US$220)(4)(5)	292	315

4.50% Notes, due 2022 (US$182)(4)	225	234

3.60% Notes, due 2024 (US$750)	968	1 020

3.00% Series 5 Medium Term Notes, due 2026	698	698

7.875% Debentures, due 2026 (US$275)	372	393

8.20% Notes, due 2027 (US$59)(4)	82	87

7.00% Debentures, due 2028 (US$250)	329	346

3.10% Series 6 Medium Term Notes, due 2029	750	—

7.15% Notes, due 2032 (US$500)	647	681

5.35% Notes, due 2033 (US$300)	361	379

5.95% Notes, due 2034 (US$500)	646	680

5.95% Notes, due 2035 (US$600)	747	786

5.39% Series 4 Medium Term Notes, due 2037	599	599

6.50% Notes, due 2038 (US$1 150)	1 487	1 565

6.80% Notes, due 2038 (US$900)	1 186	1 249

6.85% Notes, due 2039 (US$750)	969	1 021

6.00% Notes, due 2042 (US$152)(4)	150	158

4.34% Series 5 Medium Term Notes, due 2046	300	300

4.00% Notes, due 2047 (US$750)	967	1 018

Total unsecured long-term debt	12 927	12 900

Finance leases(6)(7)	—	1 260

Lease liabilities(8) (note 5)	2 931	—

Deferred financing costs	(43)	(41)

	15 815	14 119

Current portion of long-term debt and lease liabilities

Finance leases(6)	—	(38)

Lease liabilities (note 5)	(310)	—

Long-term debt	—	(191)

	(310)	(229)

Total long-term lease liabilities	2 621	—

Total long-term debt	12 884	13 890

(2)
The value of debt includes the unamortized balance of premiums or discounts.

(3)
Certain securities are redeemable at the option of the company.

(4)
Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).

(5)
Subsequent to the acquisition of COS, Moody's Investors Service downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.4%.

(6)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 5 for further information.

(7)
Interest rates range from 2.9% to 16.5% and maturity dates range from 2027 to 2062.

(8)
Interest rates range from 2.0% to 14.2% and maturity dates range from 2020 to 2062.

2019 ANNUAL REPORT   Suncor Energy Inc.  115

In 2019, the company re-paid its US$140 million (book value of $188 million) senior unsecured notes at maturity, with a coupon of 7.75%, for US$145 million ($195 million), including US$5 million ($7 million) of accrued interest.

In 2019, the company issued $750 million of senior unsecured Series 6 Medium Term Notes maturing on May 24, 2029. The Series 6 Medium Term Notes have a coupon of 3.10% and were priced at $99.761 per $100 principal amount for an effective yield of 3.128%. Interest is paid semi-annually.

In 2018, the company completed an early retirement of US$83 million (book value of $109 million) of subsidiary debt acquired through the acquisition of COS with a coupon of 7.75% originally scheduled to mature on May 15, 2019 for US$88 million ($116 million). The early retirement payment included US$3 million ($4 million) of accrued interest, resulting in a debt extinguishment loss of $3 million ($2 million after-tax).

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2019 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2020	2 457

2021	1 699

2022	451

2023	175

2024	1 139

Thereafter	12 132

18 053

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2019

Fully revolving and expires in 2023	3 500

Fully revolving and expires in 2022	3 241

Fully revolving and expires in 2021	1 455

Can be terminated at any time at the option of the lenders	132

Total credit facilities	8 328

Credit facilities supporting outstanding commercial paper	(2 155)

Credit facilities supporting standby letters of credit(1)	(1 284)

Total unutilized credit facilities(2)	4 889

(1)
To reduce costs, the company supported certain credit facilities with $206 million cash collateral as at December 31, 2019 (December 31, 2018 – $108 million).

(2)
Available credit facilities for liquidity purposes at December 31, 2019 increased to $4.701 billion, compared to $3.608 billion at December 31, 2018.

116  2019 ANNUAL REPORT   Suncor Energy Inc.

 21. OTHER LONG-TERM LIABILITIES

($ millions)	December 31 2019	December 31 2018

Pensions and other post-retirement benefits (note 22)	1 577	1 420

Share-based compensation plans (note 25)	289	259

Partnership liability(1)	446	470

Deferred revenue	40	46

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(2)	79	83

Other	68	68

	2 499	2 346

(1)
The company paid $62 million in 2019 (2018 – $62 million) in distributions to the partners, of which $55 million (2018 – $56 million) was allocated to interest expense and $7 million (2018 – $6 million) to the principal.

(2)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2019, the carrying amount of the Libya EPSAs' signature bonus was $81 million (December 31, 2018 – $85 million). The current portion is $2 million (December 31, 2018 – $2 million) and is recorded in Accounts Payable and Accrued Liabilities.

22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. were performed as at December 31, 2019. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

2019 ANNUAL REPORT   Suncor Energy Inc.  117

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2019	2018	2019	2018

Change in benefit obligation

Benefit obligation at beginning of year	6 730	6 717	557	597

Obligations acquired through acquisition (note 32)	—	185	—	8

Current service costs	220	235	13	13

Plan participants' contributions	16	15	—	—

Benefits paid	(293)	(296)	(24)	(23)

Interest costs	255	236	22	21

Foreign exchange	(13)	14	(1)	1

Settlements	5	5	—	—

Actuarial remeasurement:

Experience gain arising on plan liabilities	(11)	(26)	(2)	(18)

Actuarial gain arising from changes in demographic assumptions	—	(1)	—	—

Actuarial loss (gain) arising from changes in financial assumptions	799	(354)	66	(42)

Benefit obligation at end of year	7 708	6 730	631	557

Change in plan assets

Fair value of plan assets at beginning of year	5 795	5 799	—	—

Assets acquired through acquisition (note 32)	—	153	—	—

Employer contributions	157	182	—	—

Plan participants' contributions	16	15	—	—

Benefits paid	(269)	(273)	—	—

Foreign exchange	(8)	14	—	—

Settlements	5	5	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	218	201	—	—

Actuarial remeasurement:

Return on plan assets greater than (less than) discount rate	781	(299)	—	—

Fair value of plan assets at end of year	6 693	5 795	—	—

Net unfunded obligation	1 015	935	631	557

Of the total net unfunded obligations as at December 31, 2019, 97% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2018 – 98%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 14.60 years (2018 – 14.75 years).

118  2019 ANNUAL REPORT   Suncor Energy Inc.

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 21) in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2019	2018	2019	2018

Analysis of amount charged to earnings:

Current service costs	220	235	13	13

Interest costs	37	35	22	21

Defined benefit plans expense	257	270	35	34

Defined contribution plans expense	82	77	—	—

Total benefit plans expense charged to earnings	339	347	35	34

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2019	2018	2019	2018

Return on plan assets (excluding amounts included in net interest expense)	(781)	299	—	—

Experience gain arising on plan liabilities	(11)	(26)	(2)	(18)

Actuarial loss (gain) arising from changes in financial assumptions	799	(354)	66	(42)

Actuarial gain arising from changes in demographic assumptions	—	(1)	—	—

Actuarial loss (gain) recognized in other comprehensive income	7	(82)	64	(60)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	December 31 2019	December 31 2018	December 31 2019	December 31 2018

Discount rate	3.10	3.80	3.10	3.90

Rate of compensation increase	3.00	3.00	3.00	3.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2019 that the health care costs would increase annually by 6.50% per person (2018 – 6.50%). From 2020, this rate will decrease 0.5% annually to 5% by 2022, and remain at that level thereafter.

2019 ANNUAL REPORT   Suncor Energy Inc.  119

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change of these assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(25)	31

Effect on the benefit obligations	(988)	1 271

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(74)	91

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	30	(26)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2019	2018

Equities, comprised of:

– Canada	12	13

– United States	19	17

– Foreign	19	18

	50	48

Fixed income, comprised of:

– Canada	41	43

Real estate, comprised of:

– Canada	9	9

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

During the year, the company made cash contributions of $157 million (2018 – $182 million) to its defined benefit pension plans, of which $2 million (2018 – $2 million) was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2020 of $176 million.

120  2019 ANNUAL REPORT   Suncor Energy Inc.

 23. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties	Other(2)	Total

At December 31, 2017	7 465	240	254	7 959

Liabilities incurred	345	9	101	455

Change in discount rate	(663)	—	—	(663)

Changes in estimates	114	(67)	(16)	31

Liabilities settled	(469)	(84)	(25)	(578)

Accretion	266	—	—	266

Asset acquisitions	133	—	—	133

Foreign exchange	48	—	—	48

At December 31, 2018	7 239	98	314	7 651

Less: current portion	(538)	(98)	(31)	(667)

	6 701	—	283	6 984

At December 31, 2018	7 239	98	314	7 651

Adoption of IFRS 16 impact (note 5)	—	—	(21)	(21)

At January 1, 2019, adjusted	7 239	98	293	7 630

Liabilities incurred	346	60	(4)	402

Change in discount rate	1 344	—	—	1 344

Changes in estimates	193	(25)	1	169

Liabilities settled	(464)	—	(14)	(478)

Accretion	270	—	—	270

Asset disposals	(1)	—	—	(1)

Foreign exchange	(29)	—	—	(29)

At December 31, 2019	8 898	133	276	9 307

Less: current portion	(475)	(133)	(23)	(631)

	8 423	—	253	8 676

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2019 was approximately $12.9 billion (December 31, 2018 – $13.0 billion). A weighted average credit-adjusted risk-free interest rate of 3.30% was used to discount the provision recognized at December 31, 2019 (December 31, 2018 – 4.20%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
Includes legal and environmental provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2019	2018

1% Increase	(1 629)	(1 099)

1% Decrease	2 365	1 521

2019 ANNUAL REPORT   Suncor Energy Inc.  121

 24. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

On May 1, 2018, the company announced its intent to continue its normal course issuer bid program (the 2018 NCIB) to repurchase common shares through the facilities of the Toronto Stock Exchange (the TSX), New York Stock Exchange (the NYSE) and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company was permitted to purchase for cancellation up to 52,285,330 of its common shares between May 4, 2018 and May 3, 2019. On November 14, 2018, Suncor announced an amendment to the 2018 NCIB, effective as of November 19, 2018, which increased the maximum number of aggregate common shares that it was permitted to repurchase for cancellation between May 4, 2018 and May 3, 2019 to 81,695,830.

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid program (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the TSX, NYSE and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company is permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, Suncor announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allows the company to increase the maximum number of aggregate common shares that may be repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. Subsequent to the year end, the Board of Directors approved a further share repurchase program of up to $2.0 billion beginning on March 1, 2020.

The following table summarizes the share repurchase activities during the period:

($ millions except as noted)	2019	2018

Share repurchase activities (thousands of common shares)

Shares repurchased	55 298	64 426

Amounts charged to

Share capital	905	1 040

Retained earnings	1 369	2 013

Share repurchase cost	2 274	3 053

Average repurchase cost per share (dollars)	41.12	47.38

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	December 31 2019	December 31 2018

Amounts charged to

Share capital	65	111

Retained earnings	103	152

Liability for share purchase commitment	168	263

122  2019 ANNUAL REPORT   Suncor Energy Inc.

 25. SHARE-BASED COMPENSATION

Share-Based Compensation Expense

Reflected in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2019	2018

Equity-settled plans	50	46

Cash-settled plans	274	181

Total share-based compensation expense	324	227

Liability Recognized for Share-Based Compensation

Reflected in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	2019	2018

Current liability	242	286

Long-term liability (note 21)	289	259

Total Liability	531	545

The intrinsic value of the vested awards at December 31, 2019 was $300 million (December 31, 2018 – $328 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

(a) Active Stock Option Plan

Stock options granted by the company on or after August 1, 2010 provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. This plan replaced the pre-merger stock option plan of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2019	2018

Annual dividend per share (dollars)	1.68	1.44

Risk-free interest rate	1.78%	2.03%

Expected life	5 years	5 years

Expected volatility	26%	24%

Weighted average fair value per option (dollars)	6.61	6.73

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

(b) Discontinued Stock Option Plans

Executive and Key Contributor Stock Options

Options granted under these plans generally have a seven- to ten-year life and vest over a three-year period. These plans were in place prior to August 1, 2009, at the time of the merger between Petro-Canada and Suncor, and are accounted for as equity-settled awards.

2019 ANNUAL REPORT   Suncor Energy Inc.  123

The following table presents a summary of the activity related to Suncor's stock option plans:

	2019		2018

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	28 935	38.25	31 110	36.96

Granted	7 756	42.96	7 231	43.19

Exercised as options for common shares	(2 688)	33.37	(7 927)	35.95

Forfeited/expired	(121)	42.57	(1 479)	47.88

Outstanding, end of year	33 882	39.70	28 935	38.25

Exercisable, end of year	21 535	37.86	15 374	36.10

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $40.82 (2018 – $46.99) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2019, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

30.21-34.99	5 614	3	30.36	5 614	30.36

35.00-39.99	6 851	2	37.74	6 782	37.74

40.00-44.99	21 235	5	42.70	9 078	42.50

45.00-49.99	54	6	48.00	18	48.04

50.00-54.27	128	6	52.40	43	52.40

Total	33 882	4	39.70	21 535	37.86

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2019	2018

	14 295	21 929

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Cash payments for awards granted in 2019 and onwards are contingent upon Suncor's total shareholder return and annual return on capital employed performance. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

124  2019 ANNUAL REPORT   Suncor Energy Inc.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2017	2 267	16 072	1 302

Granted	1 553	4 796	192

Redeemed for cash	(1 623)	(5 962)	(189)

Forfeited/expired	—	(314)	—

Outstanding, December 31, 2018	2 197	14 592	1 305

Granted	1 212	4 861	200

Redeemed for cash	(1 210)	(5 577)	(217)

Forfeited/expired	(6)	(274)	(1)

Outstanding, December 31, 2019	2 193	13 602	1 287

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

The following table presents a summary of the activity related to Suncor's SARs plan:

	2019		2018

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	363	38.60	387	36.38

Granted	112	42.95	108	43.09

Exercised	(44)	34.53	(126)	35.65

Forfeited/expired	(46)	42.85	(6)	38.36

Outstanding, end of year	385	39.83	363	38.60

Exercisable, end of year	223	37.62	170	36.57

2019 ANNUAL REPORT   Suncor Energy Inc.  125

 26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2019, the carrying value of fixed-term debt accounted for under amortized cost was $12.9 billion (December 31, 2018 – $12.9 billion) and the fair value at December 31, 2019 was $16.1 billion (December 31, 2018 – $14.2 billion). The increase in fair value of debt is mainly due to the decline in interest rates during the year. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2019, the carrying value of the Partnership liability accounted for under amortized cost was $455 million (December 31, 2018 – $477 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2019	2018

Fair value outstanding, beginning of year	60	(105)

Cash Settlements – received during the year	(254)	(90)

Changes in fair value recognized in earnings during the year (note 7)	155	255

Fair value outstanding, end of year	(39)	60

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2019, the company does not have any derivative instruments measured at fair value Level 3.

126  2019 ANNUAL REPORT   Suncor Energy Inc.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2019 and 2018.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	63	152	—	215

Accounts payable	(43)	(112)	—	(155)

Balance at December 31, 2018	20	40	—	60

Accounts receivable	33	61	—	94

Accounts payable	(66)	(67)	—	(133)

Balance at December 31, 2019	(33)	(6)	—	(39)

During the year ended December 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2019 and 2018.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented

Fair value of derivative assets	1 599	(1 384)	215

Accounts receivable	1 837	(882)	955

Balance at December 31, 2018	3 436	(2 266)	1 170

Fair value of derivative assets	1 737	(1 643)	94

Accounts receivable	2 860	(1 289)	1 571

Balance at December 31, 2019	4 597	(2 932)	1 665

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented

Fair value of derivative liabilities	(1 539)	1 384	(155)

Accounts payable	(1 798)	882	(916)

Balance at December 31, 2018	(3 337)	2 266	(1 071)

Fair value of derivative liabilities	(1 776)	1 643	(133)

Accounts payable	(2 532)	1 289	(1 243)

Balance at December 31, 2019	(4 308)	2 932	(1 376)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting

2019 ANNUAL REPORT   Suncor Energy Inc.  127

under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remain unchanged from December 31, 2018.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$10/bbl of crude oil as at December 31, 2019 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $46 million (2018 – $39 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2019 would increase pre-tax earnings related to the company's debt by approximately $146 million (2018 – $167 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2019, the company had no outstanding forward starting swaps. The weighted average interest rate on total debt, including lease liabilities, for the year ended December 31, 2019 was 5.6% (2018 – 5.4%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $2 million (2018 – approximately $10 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2019. The proportion of floating interest rate exposure at December 31, 2019 was 12.0% of total debt outstanding (2018 – 18.6%).

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2019 were $2.0 billion and $8.3 billion, respectively. Of Suncor's $8.3 billion in total credit facilities, $4.9 billion were available at December 31, 2019. In addition, Suncor has $2.25 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$3.0 billion under a U.S. debt shelf prospectus. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

128  2019 ANNUAL REPORT   Suncor Energy Inc.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2018

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)

Within one year	5 492	1 539	4 314

1 to 3 years	42	—	3 362

3 to 5 years	42	—	1 827

Over 5 years	—	—	20 611

	5 576	1 539	30 114

	December 31, 2019

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)	Lease Liabilities(4)

Within one year	6 422	1 568	2 877	470

1 to 3 years	39	208	2 991	796

3 to 5 years	40	—	2 220	616

Over 5 years	—	—	17 183	2 960

	6 501	1 776	25 271	4 842

(1)
Trade and other payables exclude net derivative liabilities of $133 million (2018 – $155 million).

(2)
Gross derivative liabilities of $1 776 million (2018 – $1 539 million) are offset by gross derivative assets of $1 643 million (2018 – $1 384 million), resulting in a net amount of $133 million (2018 – $155 million).

(3)
2018 debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper. 2019 debt excludes lease liabilities.

(4)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 5 for further information.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2019, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2019, the company's exposure was $1 737 million (December 31, 2018 – $1 599 million).

2019 ANNUAL REPORT   Suncor Energy Inc.  129

 27. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to funds from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to funds from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2019 and 2018. The company's financial measures, as set out in the following schedule, were unchanged from 2018. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31, 2019	December 31, 2018

Components of ratios

Short-term debt		2 155	3 231

Current portion of long-term debt		—	229

Current portion of long-term lease liabilities		310	—

Long-term debt		12 884	13 890

Long-term lease liabilities		2 621	—

Total debt		17 970	17 350

Less: Cash and cash equivalents		1 960	2 221

Net debt		16 010	15 129

Shareholders' equity		42 042	44 005

Total capitalization (total debt plus shareholders' equity)		60 012	61 355

Funds from operations(1)		10 818	10 172

Net debt to funds from operations	<3.0 times	1.5	1.5

Total debt to total debt plus shareholders' equity	20% – 35%	30%	28%

(1)
Funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

130  2019 ANNUAL REPORT   Suncor Energy Inc.

 28. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2019	Ownership % 2018

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	54.11	54.11

Meadow Creek	Oil sands development	Canada	75.00	75.00

Non-operated:

Syncrude	Oil sands development	Canada	58.74	58.74

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Fenja Development JV	Oil and gas production	Norway	17.50	17.50

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.19-20.00	19.19-20.00

Hebron	Oil and gas production	Canada	21.03	21.03

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

North Sea Rosebank Project	Oil and gas production	United Kingdom	40.00	40.00

Oda	Oil and gas production	Norway	30.00	30.00

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Exploration and Production and Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2019	2018	2019	2018

Net (loss) earnings	(7)	11	—	(19)

Other comprehensive income	—	—	—	—

Total comprehensive (loss) income	(7)	11	—	(19)

Carrying amount as at December 31	68	75	76	110

2019 ANNUAL REPORT   Suncor Energy Inc.  131

 29. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2019 are shown below:

Material Subsidiaries	Principal Activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's Oil Sands operations assets.

Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.

Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

132  2019 ANNUAL REPORT   Suncor Energy Inc.

 30. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2019 and 2018 are as follows:

($ millions)	2019	2018

Sales(1)	676	723

Purchases	215	237

Accounts receivable	38	33

Accounts payable and accrued liabilities	19	15

(1)
Includes sales to Parachem Chemicals Inc. of $269 million (2018 – $338 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2019	2018

Salaries and other short-term benefits	14	15

Pension and other post-retirement benefits	3	5

Share-based compensation	47	32

	64	52

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period

($ millions)	2020	2021	2022	2023	2024	Thereafter	Total

Commitments

Product transportation and storage	1 083	1 034	992	1 076	1 068	9 470	14 723

Energy services	164	150	180	121	61	129	805

Exploration work commitments	7	44	—	—	—	465	516

Other	525	188	133	118	100	485	1 549

	1 779	1 416	1 305	1 315	1 229	10 549	17 593

The company has also entered into a pipeline commitment of $5.9 billion with a contract term of 20 years, which is awaiting regulatory approval.

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

2019 ANNUAL REPORT   Suncor Energy Inc.  133

(b) Contingencies

Legal and Environmental Contingent Liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 23), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

(c) Guarantees

At December 31, 2019, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 20) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2019, the probability is remote that these guarantee commitments will impact the company.

32. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million cash. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

134  2019 ANNUAL REPORT   Suncor Energy Inc.

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $270 million to gross revenues and a $7 million net loss to consolidated net earnings from the acquisition date to December 31, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $39.66 billion and consolidated net earnings of $3.30 billion for the twelve months ended December 31, 2018.

33. FORT HILLS

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest was an outcome of the commercial dispute settlement agreement reached among the Fort Hills partners in December 2017. Teck Resources Limited (Teck) also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's share has increased to 21.31% with Total E&P Canada Ltd.'s share decreasing to 24.58%.

34. OTHER TRANSACTIONS

In the third quarter of 2019, the company recognized a gain on sale of $65 million ($48 million after-tax) in the Exploration and Production segment related to the sale of its non-core Australian assets.

On June 28, 2019, the company completed a transaction to sell its 37% equity interest in Canbriam Energy Inc. (Canbriam) and recognized a gain on sale for the full proceeds of $151 million ($139 million after-tax) in the Exploration and Production segment. The investment in Canbriam was acquired early in 2018 through the exchange of Suncor's northeast British Columbia mineral landholdings, including associated production, and consideration of $52 million.

During the first quarter of 2019, the company received $363 million in insurance proceeds for its Libyan assets ($264 million after-tax). The proceeds may be subject to a provisional repayment, which may be dependent on the future performance and cash flows from Suncor's Libyan assets.

On September 29, 2018, Suncor along with the other working-interest partners in the Joslyn Oil Sands Mining project, agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited for gross proceeds of $225 million, $82.7 million, net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction. The working-interest partners received cash proceeds of $100 million ($36.8 million, net to Suncor) upon closing, with the remaining $125 million ($45.9 million, net to Suncor) to be received in equal instalments over the next five years. As a result, Suncor has recorded a long-term receivable of $36.7 million within the Other Assets line item and the first instalment of $9.2 million is recorded within the Accounts Receivable line item. The transaction resulted in a gain of $83 million in the Oil Sands segment.

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately $70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

2019 ANNUAL REPORT   Suncor Energy Inc.  135

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	For the Quarter Ended					For the Quarter Ended
($ millions, except per share amounts)	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018	Total Year 2018

Revenues, net of royalties, and other income	9 397	10 098	9 896	9 598	38 989	8 750	10 428	10 863	8 945	38 986

Net earnings (loss)(A)

Oil Sands	189	1 561	505	(2 682)	(427)	97	403	822	(377)	945

Exploration and Production	492	456	219	(162)	1 005	388	312	222	(115)	807

Refining and Marketing	1 009	765	668	558	3 000	789	671	932	762	3 154

Corporate and Eliminations	(220)	(53)	(357)	(49)	(679)	(485)	(414)	(164)	(550)	(1 613)

	1 470	2 729	1 035	(2 335)	2 899	789	972	1 812	(280)	3 293

Operating earnings (loss)(A)(B)

Oil Sands	189	651	505	277	1 622	97	403	762	(377)	885

Exploration and Production	492	247	171	231	1 141	255	312	222	108	897

Refining and Marketing	1 009	677	668	558	2 912	789	671	932	762	3 154

Corporate and Eliminations	(481)	(322)	(230)	(284)	(1 317)	(156)	(196)	(359)	87	(624)

	1 209	1 253	1 114	782	4 358	985	1 190	1 557	580	4 312

Funds from (used in) operations(A)(B)

Oil Sands	1 184	1 866	1 606	1 405	6 061	982	1 491	1 884	607	4 964

Exploration and Production	702	507	379	555	2 143	466	539	443	331	1 779

Refining and Marketing	1 253	932	885	793	3 863	911	892	1 122	873	3 798

Corporate and Eliminations	(554)	(300)	(195)	(200)	(1 249)	(195)	(60)	(310)	196	(369)

Total Funds from operations	2 585	3 005	2 675	2 553	10 818	2 164	2 862	3 139	2 007	10 172

Change in non-cash working capital	(1 037)	428	461	(249)	(397)	(1 440)	(416)	1 231	1 033	408

Cash flow provided by operating activities	1 548	3 433	3 136	2 304	10 421	724	2 446	4 370	3 040	10 580

Per common share

Net earnings (loss) – basic	0.93	1.74	0.67	(1.52)	1.86	0.48	0.60	1.12	(0.18)	2.03

Net earnings (loss) – diluted	0.93	1.74	0.67	(1.52)	1.86	0.48	0.59	1.11	(0.18)	2.02

Operating earnings – basic(B)	0.77	0.80	0.72	0.51	2.80	0.60	0.73	0.96	0.36	2.65

Cash dividends – basic	0.42	0.42	0.42	0.42	1.68	0.36	0.36	0.36	0.36	1.44

Funds from operations – basic(B)	1.64	1.92	1.72	1.66	6.94	1.32	1.75	1.94	1.26	6.27

Cash flow provided by operating activities – basic	0.98	2.19	2.02	1.50	6.69	0.44	1.50	2.70	1.90	6.54

	For the Twelve Months Ended				For the Twelve Months Ended

	Mar 31 2019	Jun 30 2019	Sep 30 2019	Dec 31 2019	Mar 31 2018	Jun 30 2018	Sep 30 2018	Dec 31 2018

Return on capital employed(B)

– excluding major projects in progress (%)	8.3	10.6	9.9	5.1	7.8	9.5	10.4	8.2

– including major projects in progress (%)	8.2	10.4	9.7	4.9	6.5	8.3	9.7	8.0

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

136  2019 ANNUAL REPORT   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY
(unaudited)

	For the Quarter Ended					For the Quarter Ended
Oil Sands	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018	Total Year 2018

Total Production (mbbls/d)	657.2	692.2	670.0	662.3	670.4	571.7	547.6	651.7	740.8	628.6

Oil Sands operations

Production (mbbls/d)

Upgraded product (sweet SCO, sour SCO and diesel)	341.2	295.5	317.0	300.0	313.3	279.4	237.9	330.1	273.4	280.3

Non-upgraded bitumen	55.4	118.7	105.2	118.1	99.5	125.4	121.0	146.0	159.3	138.0

Oil Sands operations production	396.6	414.2	422.2	418.1	412.8	404.8	358.9	476.1	432.7	418.3

Bitumen production (mbbls/d)

Mining	267.8	300.5	301.0	289.9	289.9	241.6	195.4	323.4	278.3	258.8

In Situ – Firebag	189.4	168.4	194.6	195.6	187.0	205.8	201.9	211.0	197.2	204.0

In Situ – MacKay River	35.2	36.3	23.1	22.3	29.2	35.1	34.4	37.1	37.0	36.0

Total bitumen production	492.4	505.2	518.7	507.8	506.1	482.5	431.7	571.5	512.5	498.8

Sales (mbbls/d)

Light sweet crude oil	113.7	118.3	116.1	106.2	113.5	84.2	59.6	129.5	110.2	96.1

Diesel	29.0	25.2	20.1	29.7	26.0	20.4	32.4	34.7	27.6	28.8

Light sour crude oil	182.4	165.0	184.6	155.4	171.8	178.2	159.0	162.8	150.7	162.6

Upgraded product (SCO and diesel)	325.1	308.5	320.8	291.3	311.3	282.8	251.0	327.0	288.5	287.5

Non-upgraded bitumen	53.2	115.1	110.2	126.3	101.4	118.2	113.7	131.4	172.0	134.0

Sales	378.3	423.6	431.0	417.6	412.7	401.0	364.7	458.4	460.5	421.5

Cash operating costs – Average(1)(B) ($/bbl)*

Cash costs	27.15	26.80	25.65	26.00	26.35	25.05	27.45	21.05	22.80	23.85

Natural gas	2.80	1.00	0.95	2.55	1.85	1.80	1.20	0.95	1.70	1.40

	29.95	27.80	26.60	28.55	28.20	26.85	28.65	22.00	24.50	25.25

Cash operating costs – Mining bitumen production only(1)(B)(C)($/bbl)

Cash costs	27.80	25.55	24.70	26.00	26.00	26.50	32.15	20.35	23.65	25.20

Natural gas	1.00	0.30	0.20	1.00	0.60	0.65	0.30	0.15	0.35	0.35

	28.80	25.85	24.90	27.00	26.60	27.15	32.45	20.50	24.00	25.55

Cash operating costs – In Situ bitumen production only(1)(B) ($/bbl)

Cash costs	6.10	7.15	6.90	6.40	6.60	6.55	6.10	6.20	5.75	6.15

Natural gas	3.80	1.60	1.55	3.55	2.65	3.00	1.80	1.85	2.55	2.30

	9.90	8.75	8.45	9.95	9.25	9.55	7.90	8.05	8.30	8.45

Fort Hills

Bitumen production (mbbls/d)	78.4	89.3	85.5	87.9	85.3	29.8	70.9	69.4	98.5	67.4

Internally upgraded bitumen from froth (mbbls/d)	—	—	—	—	—	(5.2)	—	—	—	(1.3)

Total Fort Hills Bitumen	78.4	89.3	85.5	87.9	85.3	24.6	70.9	69.4	98.5	66.1

Bitumen Sales (mbbls/d)	78.7	82.0	91.6	91.8	86.1	8.1	64.0	61.6	94.6	57.3

Fort Hills Cash operating costs(1)(B) ($/bbl)*

Cash costs	27.70	21.80	23.65	27.05	24.95	50.45	27.60	32.55	23.85	30.00

Natural gas	1.90	0.70	0.60	1.60	1.20	3.20	0.95	0.90	1.00	1.20

	29.60	22.50	24.25	28.65	26.15	53.65	28.55	33.45	24.85	31.20

Syncrude

Sweet SCO Production (mbbls/d)	182.2	188.7	162.3	156.3	172.3	142.3	117.8	106.2	209.6	144.2

Bitumen production (mbbls/d)	210.6	228.5	194.4	188.5	205.4	173.3	142.7	130.9	240.7	172.0

Intermediate sour SCO (mbbls/d)(2)	186.0	191.4	165.3	159.1	175.6	138.2	119.9	107.2	206.3	143.0

Syncrude cash operating costs(1)(B) ($/bbl)*

Cash costs	35.55	34.40	39.80	38.30	36.85	49.25	53.80	62.80	30.85	46.15

Natural gas	1.50	0.50	0.70	1.55	1.10	1.50	2.45	1.05	0.90	1.10

	37.05	34.90	40.50	39.85	37.95	50.75	56.25	63.85	31.75	47.25

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C)
Cash operating costs – Mining bitumen production per barrel costs have been restated.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  137

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended					For the Quarter Ended
Oil Sands Operating Netbacks(B)(D)	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018	Total Year 2018

Bitumen ($/bbl)

Average price realized	48.37	54.03	48.64	43.36	48.43	33.55	47.08	42.03	7.96	30.22

Royalties	(1.37)	(2.96)	(1.98)	(1.23)	(1.94)	(0.90)	(3.27)	(3.20)	(0.06)	(1.70)

Transportation costs	(6.78)	(5.77)	(6.43)	(6.63)	(6.35)	(5.98)	(4.24)	(5.41)	(5.53)	(5.52)

Net operating expenses	(8.56)	(8.86)	(8.07)	(9.10)	(8.68)	(8.75)	(7.37)	(7.01)	(7.61)	(7.68)

Operating netback	31.66	36.44	32.16	26.40	31.46	17.92	32.20	26.41	(5.24)	15.32

SCO and diesel ($/bbl)

Average price realized	69.34	78.67	72.45	75.42	73.89	74.65	85.06	86.71	46.07	73.07

Royalties	(1.38)	(2.98)	(2.17)	(2.02)	(2.13)	(0.56)	(2.60)	(2.70)	(0.91)	(1.63)

Transportation costs	(4.44)	(3.70)	(4.34)	(4.49)	(4.24)	(4.14)	(5.06)	(3.76)	(3.63)	(4.10)

Net operating expenses – bitumen	(23.87)	(26.94)	(22.64)	(25.77)	(24.77)	(25.33)	(27.52)	(20.49)	(23.72)	(24.04)

Net operating expenses – upgrading	(5.11)	(6.39)	(5.10)	(5.77)	(5.54)	(6.05)	(8.13)	(5.03)	(6.49)	(6.32)

Operating netback	34.54	38.66	38.20	37.37	37.21	38.57	41.75	54.73	11.32	36.98

Average Oil Sands operations ($/bbl)

Average price realized	66.39	71.98	66.36	65.72	67.63	62.54	73.21	73.90	31.84	59.46

Royalties	(1.38)	(2.98)	(2.12)	(1.78)	(2.09)	(0.66)	(2.81)	(2.84)	(0.59)	(1.70)

Transportation costs	(4.77)	(4.26)	(4.87)	(5.14)	(4.76)	(4.68)	(4.80)	(4.23)	(4.34)	(4.55)

Net operating expenses – bitumen and upgrading	(26.11)	(26.68)	(22.71)	(24.74)	(25.00)	(24.71)	(26.83)	(20.21)	(21.78)	(23.15)

Operating netback	34.13	38.06	36.66	34.06	35.78	32.49	38.77	46.62	5.13	30.06

Fort Hills ($/bbl)

Average price realized	62.92	70.71	60.51	50.77	60.86	40.58	60.81	64.33	30.57	48.48

Royalties	(1.43)	(1.27)	(1.70)	(1.10)	(1.37)	(1.54)	(0.73)	(3.07)	(1.41)	(1.67)

Transportation costs	(12.97)	(13.61)	(12.01)	(9.36)	(11.90)	(8.10)	(8.95)	(10.90)	(10.31)	(10.01)

Net operating expenses – bitumen and upgrading	(25.17)	(24.43)	(22.75)	(25.19)	(24.35)	(106.07)	(22.73)	(30.69)	(28.79)	(30.32)

Operating netback	23.35	31.40	24.05	15.12	23.24	(75.13)	28.40	19.67	(9.94)	6.48

Syncrude ($/bbl)

Average price realized	68.36	79.74	74.67	72.81	73.98	77.33	86.73	89.50	48.07	70.68

Royalties	(8.09)	(12.59)	(9.17)	(4.49)	(8.75)	(1.57)	(2.41)	(2.49)	(1.53)	(1.90)

Transportation costs	(0.46)	(0.42)	(0.60)	(0.67)	(0.53)	(0.48)	(0.57)	(0.70)	(0.36)	(0.49)

Net operating expenses – bitumen and upgrading	(31.53)	(28.73)	(33.80)	(32.65)	(31.56)	(45.30)	(52.27)	(62.61)	(28.33)	(43.81)

Operating netback	28.28	38.00	31.10	35.00	33.14	29.98	31.48	23.70	17.85	24.48

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

138  2019 ANNUAL REPORT   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended					For the Quarter Ended
Exploration and Production	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018	Total Year 2018

Total Sales Volumes (mboe/d)	111.8	106.1	92.5	113.5	106.0	121.9	110.2	96.5	83.1	102.8

Total Production (mboe/d)	107.1	111.7	92.3	115.9	106.8	117.7	114.1	92.1	90.2	103.4

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	13.2	11.3	13.9	8.2	11.6	15.4	13.6	8.6	9.5	11.7

Hibernia (mbbls/d)	25.7	23.8	5.9	25.1	20.1	26.1	25.5	17.9	19.0	22.1

White Rose (mbbls/d)	1.1	3.2	6.2	8.1	4.7	8.8	6.0	8.0	3.7	6.6

Hebron (mbbls/d)	18.3	23.6	23.6	28.2	23.5	8.2	13.5	14.4	15.7	13.0

North America Onshore (mboe/d)	—	—	—	—	—	2.0	—	—	—	0.5

	58.3	61.9	49.6	69.6	59.9	60.5	58.6	48.9	47.9	53.9

Exploration and Production International

Buzzard (mboe/d)	36.7	35.0	29.2	26.7	31.9	40.4	39.4	29.6	27.7	34.2

Golden Eagle (mboe/d)	10.2	8.2	8.7	9.1	9.0	14.3	12.6	12.0	10.7	12.4

United Kingdom (mboe/d)	46.9	43.2	37.9	35.8	40.9	54.7	52.0	41.6	38.4	46.6

Norway – Oda (mboe/d)	0.2	4.0	2.7	7.8	3.7	—	—	—	—	—

Libya (mbbls/d)(3)	1.7	2.6	2.1	2.7	2.3	2.5	3.5	1.6	3.9	2.9

	48.8	49.8	42.7	46.3	46.9	57.2	55.5	43.2	42.3	49.5

Netbacks(B)(D)

East Coast Canada ($/bbl)

Average price realized	86.16	92.42	81.25	86.07	86.62	84.63	97.30	99.50	76.19	90.04

Royalties	(19.75)	(13.65)	(6.54)	(13.46)	(13.62)	(14.34)	(13.02)	(18.75)	(5.04)	(13.31)

Transportation costs	(1.56)	(1.94)	(1.86)	(1.71)	(1.76)	(1.84)	(2.24)	(2.28)	(2.71)	(2.22)

Operating costs	(15.63)	(10.96)	(16.49)	(11.28)	(13.45)	(9.70)	(11.21)	(16.06)	(23.71)	(14.43)

Operating netback	49.22	65.87	56.36	59.62	57.79	58.75	70.83	62.41	44.73	60.08

United Kingdom ($/boe)

Average price realized	85.40	90.13	77.15	82.92	84.17	83.22	93.88	94.28	85.31	89.10

Transportation costs	(2.22)	(2.24)	(1.97)	(2.23)	(2.17)	(2.14)	(2.20)	(2.22)	(2.14)	(2.18)

Operating costs	(5.09)	(7.08)	(5.29)	(8.57)	(6.43)	(5.36)	(5.39)	(6.04)	(8.94)	(6.27)

Operating netback	78.09	80.81	69.89	72.12	75.57	75.72	86.29	86.02	74.23	80.65

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  139

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended					For the Quarter Ended
Refining and Marketing	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018	Total Year 2018

Refined product sales (mbbls/d)	542.8	508.1	572.0	534.6	539.4	512.9	500.0	565.5	530.6	527.4

Crude oil processed (mbbls/d)	444.9	399.1	463.7	447.5	438.9	453.5	344.1	457.2	467.9	430.8

Utilization of refining capacity (%)	96	86	100	97	95	98	74	99	101	93

Refining margin(B)(E) ($/bbl)	36.35	33.45	28.35	34.80	33.15	30.50	30.25	34.45	41.50	34.50

Refining operating expense(B) ($/bbl)	5.60	5.90	4.90	5.05	5.35	4.90	6.25	5.00	5.45	5.35

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	120.6	114.1	122.9	121.6	119.8	113.6	117.8	122.0	117.8	117.8

Distillate	103.1	98.2	107.4	102.8	102.9	81.8	93.4	96.7	100.2	95.8

Total transportation fuel sales	223.7	212.3	230.3	224.4	222.7	195.4	211.2	218.7	218.0	213.6

Petrochemicals	12.8	12.5	9.4	7.9	10.6	14.1	11.8	9.0	10.3	11.3

Asphalt	12.6	12.7	21.6	17.3	16.1	13.1	13.3	20.5	15.2	15.5

Other	27.5	14.6	21.1	25.3	22.1	36.6	25.9	26.5	25.7	26.0

Total refined product sales	276.6	252.1	282.4	274.9	271.5	259.2	262.2	274.7	269.2	266.4

Crude oil supply and refining

Processed at refineries (mbbls/d)	216.2	170.0	209.5	217.3	203.3	217.8	182.0	211.6	221.0	208.1

Utilization of refining capacity (%)	97	77	94	98	92	98	82	95	100	94

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	126.1	121.2	133.9	125.8	126.8	120.1	124.2	139.0	127.8	127.8

Distillate	118.7	107.9	123.4	110.9	115.2	109.9	88.3	121.0	109.5	107.6

Total transportation fuel sales	244.8	229.1	257.3	236.7	242.0	230.0	212.5	260.0	237.3	235.4

Asphalt	7.5	11.4	18.1	11.4	12.1	11.3	14.3	16.1	11.3	13.3

Other	13.9	15.5	14.2	11.6	13.8	12.4	11.0	14.7	12.8	12.3

Total refined product sales	266.2	256.0	289.6	259.7	267.9	253.7	237.8	290.8	261.4	261.0

Crude oil supply and refining

Processed at refineries (mbbls/d)	228.7	229.1	254.2	230.2	235.6	235.7	162.1	245.6	246.9	222.7

Utilization of refining capacity (%)	95	95	106	96	98	98	68	102	103	93

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(E)
Refining Margins are a non-GAAP measure and have been restated to remove the impact of risk management activities.

See accompanying footnotes and definitions to the operating summaries.

140  2019 ANNUAL REPORT   Suncor Energy Inc.

FIVE-YEAR FINANCIAL SUMMARY
(unaudited)

($ millions)	2019	2018	2017	2016	2015

Revenues and other income	38 989	38 986	32 079	26 759	29 479

Net (loss) earnings(A)

Oil Sands	(427)	945	994	(1 150)	(544)

Exploration and Production	1 005	807	721	208	(753)

Refining and Marketing	3 000	3 154	2 622	1 877	2 025

Corporate and Eliminations	(679)	(1 613)	121	(490)	(2 723)

	2 899	3 293	4 458	445	(1 995)

Operating earnings (loss)(A)(B)

Oil Sands	1 622	885	939	(1 110)	201

Exploration and Production	1 141	897	735	28	12

Refining and Marketing	2 912	3 154	2 128	1 877	1 993

Corporate and Eliminations	(1 317)	(624)	(614)	(878)	(741)

	4 358	4 312	3 188	(83)	1 465

Funds from (used in) operations(A)(B)

Oil Sands	6 061	4 964	4 734	2 645	3 123

Exploration and Production	2 143	1 779	1 756	1 360	1 405

Refining and Marketing	3 863	3 798	2 824	2 543	2 674

Corporate and Eliminations	(1 249)	(369)	(175)	(560)	(396)

Total funds from operations	10 818	10 172	9 139	5 988	6 806

Change in non-cash working capital	(397)	408	(173)	(308)	78

Cash flow provided by operating activities	10 421	10 580	8 966	5 680	6 884

Capital and exploration expenditures (including capitalized interest)

Oil Sands	3 522	3 546	5 059	4 724	4 181

Exploration and Production	1 070	946	824	1 139	1 459

Refining and Marketing	818	856	634	685	821

Corporate and Eliminations	148	58	34	34	206

	5 558	5 406	6 551	6 582	6 667

Total assets	89 435	89 579	89 494	88 702	77 527

(A)
Prior period figures have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  141

FIVE-YEAR FINANCIAL SUMMARY (continued)
(unaudited)

($ millions)	2019	2018	2017	2016	2015

Ending capital employed

Short-term and long-term debt, less cash and cash equivalents	16 010	15 129	12 907	14 414	11 254

Shareholders' equity	42 042	44 005	45 383	44 630	39 039

	58 052	59 134	58 290	59 044	50 293

Less capitalized costs related to major projects in progress	(2 452)	(1 412)	(12 901)	(10 147)	(7 195)

	55 600	57 722	45 389	48 897	43 098

Total Suncor employees (number at year end)	12 889	12 480	12 381	12 837	13 190

Dollars per common share

Net earnings (loss)	1.86	2.03	2.68	0.28	(1.38)

Operating earnings (loss)(B)	2.80	2.65	1.92	(0.05)	1.01

Cash dividends	1.68	1.44	1.28	1.16	1.14

Funds from operations(B)	6.94	6.27	5.50	3.72	4.71

Cash flow provided by operating activities – basic	6.69	6.54	5.40	3.53	4.76

Ratios

Return on capital employed (%)(B)(F)	5.1	8.2	8.6	0.5	0.6

Return on capital employed (%)(B)(G)	4.9	8.0	6.7	0.4	0.5

Debt to debt plus shareholders' equity (%)(H)	30	28	26	28	28

Net debt to funds from operations (times)(B)(I)	1.5	1.5	1.4	2.4	1.7

Interest coverage – funds from operations basis (times)(B)(J)	13.4	14.1	11.2	6.5	9.3

Interest coverage – net earnings (loss) basis (times)(K)	3.5	6.4	6.5	0.5	(1.8)

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(F)
Net earnings (loss) adjusted for after-tax interest expense and after-tax foreign exchange loss (gain) on U.S. denominated long-term debt for the twelve-month period ended, divided by average capital employed. Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less average capitalized costs related to major projects in progress, on a weighted average basis.

(G)
Average capital employed including capitalized costs related to major projects in progress.

(H)
Short-term debt plus long-term debt, divided by the sum of short-term debt, long-term debt and shareholders' equity.

(I)
Short-term debt plus long-term debt less cash and cash equivalents, divided by funds from operations for the year then ended.

(J)
Funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(K)
Net earnings (loss) plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

See accompanying footnotes and definitions to the operating summaries.

142  2019 ANNUAL REPORT   Suncor Energy Inc.

FIVE-YEAR OPERATING SUMMARY
(unaudited)

Oil Sands	2019	2018	2017	2016	2015

Total Production (mbbls/d)	670.4	628.6	563.7	504.9	463.4

Oil Sands Operations

Production (mbbls/d)

Upgraded product (sweet SCO, sour SCO and diesel)	313.3	280.3	317.7	258.9	320.1

Non-upgraded bitumen	99.5	138.0	111.7	115.9	113.5

Oil Sands operations production	412.8	418.3	429.4	374.8	433.6

Bitumen production (mbbls/d)

Mining	289.9	258.8	305.4	238.0	307.3

In Situ – Firebag	187.0	204.0	181.5	180.8	186.9

In Situ – MacKay River	29.2	36.0	31.1	27.6	30.7

Total bitumen production	506.1	498.8	518.0	446.4	524.9

Sales (mbbls/d)

Light sweet crude oil	113.5	96.1	107.9	87.3	107.0

Diesel	26.0	28.8	27.5	21.2	31.3

Light sour crude oil	171.8	162.6	183.6	153.4	182.5

Upgraded product (SCO and diesel)	311.3	287.5	319.0	261.9	320.8

Non-upgraded bitumen	101.4	134.0	110.6	117.4	107.7

Sales	412.7	421.5	429.6	379.3	428.5

Cash operating costs – Average(1)(B) ($/bbl)

Cash costs	26.35	23.85	21.95	24.35	25.65

Natural gas	1.85	1.40	1.85	2.15	2.20

	28.20	25.25	23.80	26.50	27.85

Cash operating costs – Mining bitumen production only(1)(B)(C) ($/bbl)

Cash costs	26.00	25.20	20.00	23.75	21.95

Natural gas	0.60	0.35	0.45	0.60	0.55

	26.60	25.55	20.45	24.35	22.50

Cash operating costs – In Situ bitumen production only(1)(B) ($/bbl)

Cash costs	6.60	6.15	7.35	7.60	9.00

Natural gas	2.65	2.30	3.15	3.30	3.80

	9.25	8.45	10.50	10.90	12.80

Fort Hills

Bitumen production (mbbls/d)	85.3	67.4	—	—	—

Internally upgraded bitumen from froth (mbbls/d)	—	(1.3)	—	—	—

Total Fort Hills Bitumen	85.3	66.1	—	—	—

Bitumen Sales (mbbls/d)	86.1	57.3	—	—	—

Fort Hills Cash operating costs(1)(B) ($/bbl)*

Cash costs	24.95	30.00	—	—	—

Natural gas	1.20	1.20	—	—	—

	26.15	31.20	—	—	—

Syncrude

Sweet SCO Production (mbbls/d)	172.3	144.2	134.3	130.1	29.8

Syncrude Cash operating costs(1)(B) ($/bbl)*

Cash costs	36.85	46.15	42.50	34.60	40.35

Natural gas	1.10	1.10	1.55	1.35	1.65

	37.95	47.25	44.05	35.95	42.00

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(C)
Cash operating costs – Mining bitumen production per barrel costs have been restated.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  143

FIVE-YEAR OPERATING SUMMARY (continued)
(unaudited)

Oil Sands Operating Netbacks(B)(D)	2019	2018	2017	2016	2015

Bitumen ($/bbl)

Average price realized	48.43	30.22	38.32	23.86	31.20

Royalties	(1.94)	(1.70)	(0.71)	(0.23)	(0.41)

Transportation costs	(6.35)	(5.52)	(4.85)	(5.38)	(6.26)

Net operating expenses	(8.68)	(7.68)	(9.59)	(11.25)	(11.76)

Operating netback	31.46	15.32	23.17	7.00	12.77

SCO and diesel ($/bbl)

Average price realized	73.89	73.07	65.28	53.51	59.70

Royalties	(2.13)	(1.63)	(0.98)	0.50	(0.65)

Transportation costs	(4.24)	(4.10)	(3.81)	(3.76)	(3.36)

Net operating expenses – bitumen	(24.77)	(24.04)	(21.08)	(23.69)	(23.71)

Net operating expenses – upgrading	(5.54)	(6.32)	(4.97)	(6.54)	(7.18)

Operating netback	37.21	36.98	34.44	20.02	24.80

Average Oil Sands operations ($/bbl)

Average price realized	67.63	59.46	58.34	44.33	52.53

Royalties	(2.09)	(1.70)	(0.91)	0.28	(0.59)

Transportation costs	(4.76)	(4.55)	(4.08)	(4.26)	(4.09)

Net operating expenses – bitumen and upgrading	(25.00)	(23.15)	(21.82)	(24.37)	(26.07)

Operating netback	35.78	30.06	31.53	15.98	21.78

Fort Hills ($/bbl)

Average price realized	60.86	48.48	—	—	—

Royalties	(1.37)	(1.67)	—	—	—

Transportation costs	(11.90)	(10.01)	—	—	—

Net operating expenses – bitumen and upgrading	(24.35)	(30.32)	—	—	—

Operating netback	23.24	6.48	—	—	—

Syncrude ($/bbl)

Average price realized	73.98	70.68	66.59	56.91	60.28

Royalties	(8.75)	(1.90)	(4.32)	(1.90)	(1.89)

Transportation costs	(0.53)	(0.49)	(0.54)	(0.53)	(0.54)

Net operating expenses – bitumen and upgrading	(31.56)	(43.81)	(39.46)	(32.05)	(35.69)

Operating netback	33.14	24.48	22.27	22.43	22.16

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

144  2019 ANNUAL REPORT   Suncor Energy Inc.

FIVE-YEAR OPERATING SUMMARY (continued)
(unaudited)

Exploration and Production	2019	2018	2017	2016	2015

Total Sales Volumes (mboe/d)	106.0	102.8	120.8	119.3	110.6

Total Production (mboe/d)	106.8	103.4	121.6	117.9	114.4

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	11.6	11.7	11.5	12.4	13.5

Hibernia (mbbls/d)	20.1	22.1	28.5	26.8	18.1

White Rose (mbbls/d)	4.7	6.6	11.4	10.9	12.2

Hebron (mbbls/d)	23.5	13.0	0.4	—	—

North America Onshore (mboe/d)	—	0.5	1.9	2.8	3.2

	59.9	53.9	53.7	52.9	47.0

Exploration and Production International

Production (mboe/d)

Buzzard	31.9	34.2	43.8	46.0	49.8

Golden Eagle	9.0	12.4	19.6	18.6	14.8

United Kingdom	40.9	46.6	63.4	64.6	64.6

Norway – Oda	3.7	—	—	—	—

Libya(3)	2.3	2.9	4.5	0.4	2.8

	46.9	49.5	67.9	65.0	67.4

Netbacks(B)(D)

East Coast Canada ($/bbl)

Average price realized	86.62	90.04	71.06	59.31	65.12

Royalties	(13.62)	(13.31)	(14.26)	(10.64)	(12.49)

Transportation costs	(1.76)	(2.22)	(1.90)	(1.91)	(2.18)

Operating costs	(13.45)	(14.43)	(11.24)	(12.67)	(14.15)

Operating netback	57.79	60.08	43.66	34.09	36.30

United Kingdom ($/boe)

Average price realized	84.17	89.10	67.25	53.91	63.85

Transportation costs	(2.17)	(2.18)	(1.81)	(1.84)	(2.41)

Operating costs	(6.43)	(6.27)	(4.62)	(5.62)	(6.29)

Operating netback	75.57	80.65	60.82	46.45	55.15

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  145

FIVE-YEAR OPERATING SUMMARY (continued)
(unaudited)

Refining and Marketing	2019	2018	2017	2016	2015

Refined product sales (mbbls/d)	539.4	527.4	530.5	521.4	523.3

Crude oil processed (mbbls/d)	438.9	430.8	441.2	428.6	432.1

Utilization of refining capacity (%)	95	93	96	93	94

Refining margin ($/bbl)(B)(E)	33.15	34.50	24.20	20.45	24.60

Refining operating expense ($/bbl)(B)	5.35	5.35	5.05	5.10	5.10

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	119.8	117.8	117.5	115.2	118.9

Distillate	102.9	95.8	86.8	76.3	91.1

Total transportation fuel sales	222.7	213.6	204.3	191.5	210.0

Petrochemicals	10.6	11.3	12.2	9.2	10.8

Asphalt	16.1	15.5	16.8	16.7	13.1

Other	22.1	26.0	33.4	35.9	28.9

Total refined product sales	271.5	266.4	266.7	253.3	262.8

Crude oil supply and refining

Processed at refineries (mbbls/d)	203.3	208.1	206.4	203.1	208.1

Utilization of refining capacity (%)	92	94	93	92	94

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	126.8	127.8	125.4	129.1	127.3

Distillate	115.2	107.6	112.5	109.8	106.9

Total transportation fuel sales	242.0	235.4	237.9	238.9	234.2

Asphalt	12.1	13.3	12.3	11.8	11.9

Other	13.8	12.3	13.6	17.4	14.4

Total refined product sales	267.9	261.0	263.8	268.1	260.5

Crude oil supply and refining

Processed at refineries (mbbls/d)	235.6	222.7	234.8	225.5	224.0

Utilization of refining capacity (%)	98	93	98	94	93

Retail outlets	1 786	1 766	1 749	1 731	1 768

(B)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(E)
Refining Margins are a non-GAAP financial measure and have been restated to remove the impact of risk management activities.

See accompanying footnotes and definitions to the operating summaries.

146  2019 ANNUAL REPORT   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION
(unaudited)

Oil Sands Netbacks(A)(B)
($ millions, except per barrel amounts)

For the quarter ended December 31, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	657	2 087	2 744	646	1 063	(28)	4 425

Other income	—	7	7	7	65	19	98

Purchases of crude oil and products	(142)	(63)	(205)	(203)	(46)	8	(446)

Gross realization adjustment(5)	(11)	(10)	(21)	(22)	(35)

Gross realizations	504	2 021	2 525	428	1 047

Royalties	(14)	(55)	(69)	(9)	(65)	—	(143)

Transportation	(77)	(151)	(228)	(83)	(14)	—	(325)

Transportation adjustment(6)	—	31	31	4	5

Net transportation expenses	(77)	(120)	(197)	(79)	(9)

Operating, selling and general (OS&G)	(111)	(1 056)	(1 167)	(248)	(594)	24	(1 985)

OS&G adjustment(7)	6	212	218	35	124

Net operating expenses	(105)	(844)	(949)	(213)	(470)

Gross profit	308	1 002	1 310	127	503

Sales volumes (mbbls)	11 620	26 791	38 411	8 447	14 383

Operating netback per barrel	26.40	37.37	34.06	15.12	35.00

For the quarter ended September 30, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	588	2 213	2 801	705	1 118	(23)	4 601

Other income	—	35	35	—	7	21	63

Purchases of crude oil and products	(87)	(22)	(109)	(171)	(3)	(1)	(284)

Gross realization adjustment(5)	(8)	(88)	(96)	(24)	(7)

Gross realizations	493	2 138	2 631	510	1 115

Royalties	(20)	(64)	(84)	(14)	(137)	—	(235)

Transportation	(65)	(159)	(224)	(105)	(15)	—	(344)

Transportation adjustment(6)	—	31	31	4	6

Net transportation expenses	(65)	(128)	(193)	(101)	(9)

OS&G	(116)	(1 060)	(1 176)	(224)	(629)	20	(2 009)

OS&G adjustment(7)	34	242	276	32	125

Net operating expenses	(82)	(818)	(900)	(192)	(504)

Gross profit	326	1 128	1 454	203	465

Sales volumes (mbbls)	10 139	29 503	39 642	8 428	14 930

Operating netback per barrel	32.16	38.20	36.66	24.05	31.10

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  147

OPERATING METRICS RECONCILIATION(continued)
(unaudited)

Oil Sands Netbacks(A)(B)
($ millions, except per barrel amounts)

For the quarter ended June 30, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	720	2 301	3 021	760	1 380	(21)	5 140

Other (loss) income	—	—	—	(4)	18	(13)	1

Purchases of crude oil and products	(144)	(41)	(185)	(208)	(11)	—	(404)

Gross realization adjustment(5)	(10)	(52)	(62)	(21)	(18)

Gross realizations	566	2 208	2 774	527	1 369

Royalties	(31)	(84)	(115)	(10)	(216)	—	(341)

Transportation	(60)	(143)	(203)	(105)	(18)	—	(326)

Transportation adjustment(6)	—	38	38	4	11

Net transportation expenses	(60)	(105)	(165)	(101)	(7)

OS&G	(122)	(1 118)	(1 240)	(216)	(625)	21	(2 060)

OS&G adjustment(7)	29	182	211	34	132

Net operating expenses	(93)	(936)	(1 029)	(182)	(493)

Gross profit	382	1 083	1 465	234	653

Sales volumes (mbbls)	10 474	28 078	38 552	7 458	17 169

Operating netback per barrel	36.44	38.66	38.06	31.40	38.00

For the quarter ended March 31, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	277	2 158	2 435	627	1 143	(24)	4 181

Other income (loss)	—	24	24	(41)	(10)	37	10

Purchases of crude oil and products	(58)	(36)	(94)	(155)	(22)	(2)	(273)

Gross realization adjustment(5)	12	(117)	(105)	15	10

Gross realizations	231	2 029	2 260	446	1 121

Royalties	(7)	(40)	(47)	(10)	(133)	(8)	(198)

Transportation	(32)	(156)	(188)	(102)	(8)	—	(298)

Transportation adjustment(6)	—	26	26	10	(1)

Net transportation expenses	(32)	(130)	(162)	(92)	(9)

OS&G	(58)	(1 083)	(1 141)	(233)	(619)	20	(1 973)

OS&G adjustment(7)	17	236	253	55	103

Net operating expenses	(41)	(847)	(888)	(178)	(516)

Gross profit	151	1 012	1 163	166	463

Sales volumes (mbbls)	4 784	29 260	34 044	7 080	16 380

Operating netback per barrel	31.66	34.54	34.13	23.35	28.28

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

148  2019 ANNUAL REPORT   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION(continued)
(unaudited)

Oil Sands Netbacks(A)(B)
($ millions, except per barrel amounts)

For the quarter ended December 31, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	405	1 326	1 731	508	940	(30)	3 149

Other income	—	76	76	111	93	18	298

Purchases of crude oil and products	(267)	(16)	(283)	(218)	(14)	—	(515)

Gross realization adjustment(5)	(12)	(164)	(176)	(136)	(93)

Gross realizations	126	1 222	1 348	265	926

Royalties	(1)	(24)	(25)	(12)	(30)	—	(67)

Transportation	(88)	(116)	(204)	(106)	(9)	—	(319)

Transportation adjustment(6)	—	20	20	16	2

Net transportation expenses	(88)	(96)	(184)	(90)	(7)

OS&G	(167)	(949)	(1 116)	(291)	(619)	28	(1 998)

OS&G adjustment(7)	47	147	194	41	73

Net operating expenses	(120)	(802)	(922)	(250)	(546)

Gross (loss) profit	(83)	300	217	(87)	343

Sales volumes (mbbls)	15 825	26 545	42 370	8 706	19 286

Operating netback per barrel	(5.24)	11.32	5.13	(9.94)	17.85

For the quarter ended September 30, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	729	2 696	3 425	532	884	(26)	4 815

Other (loss) income	—	(8)	(8)	(2)	4	27	21

Purchases of crude oil and products	(211)	(15)	(226)	(143)	(10)	1	(378)

Gross realization adjustment(5)	(10)	(63)	(73)	(23)	(4)

Gross realizations	508	2 610	3 118	364	874

Royalties	(39)	(81)	(120)	(17)	(24)	—	(161)

Transportation	(65)	(152)	(217)	(78)	(13)	—	(308)

Transportation adjustment(6)	—	39	39	17	6

Net transportation expenses	(65)	(113)	(178)	(61)	(7)

OS&G	(119)	(915)	(1 034)	(214)	(635)	28	(1 855)

OS&G adjustment(7)	35	145	180	40	24

Net operating expenses	(84)	(770)	(854)	(174)	(611)

Gross profit	320	1 646	1 966	112	232

Sales volumes (mbbls)	12 092	30 080	42 172	5 664	9 769

Operating netback per barrel	26.41	54.73	46.62	19.67	23.70

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  149

OPERATING METRICS RECONCILIATION(continued)
(unaudited)

Oil Sands Netbacks(A)(B)
($ millions, except per barrel amounts)

For the quarter ended June 30, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	703	2 020	2 723	558	938	(39)	4 180

Other income (loss)	2	(11)	(9)	(10)	36	36	53

Purchases of crude oil and products	(204)	(13)	(217)	(177)	(8)	2	(400)

Gross realization adjustment(5)	(14)	(54)	(68)	(16)	(36)

Gross realizations	487	1 942	2 429	355	930

Royalties	(34)	(60)	(94)	(4)	(26)	—	(124)

Transportation	(44)	(148)	(192)	(87)	(12)	—	(291)

Transportation adjustment(6)	—	33	33	34	6

Net transportation expenses	(44)	(115)	(159)	(53)	(6)

OS&G	(113)	(981)	(1 094)	(184)	(608)	37	(1 849)

OS&G adjustment(7)	37	166	203	51	48

Net operating expenses	(76)	(815)	(891)	(133)	(560)

Gross profit	333	952	1 285	165	338

Sales volumes (mbbls)	10 351	22 838	33 189	5 828	10 718

Operating netback per barrel	32.20	41.75	38.77	28.40	31.48

For the quarter ended March 31, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	572	1 960	2 532	77	1 003	(13)	3 599

Other (loss) income	(4)	—	(4)	(2)	3	18	15

Purchases of crude oil and products	(211)	(35)	(246)	(17)	(16)	9	(270)

Gross realization adjustment(5)	—	(25)	(25)	(28)	—

Gross realizations	357	1 900	2 257	30	990

Royalties	(10)	(14)	(24)	(2)	(20)	—	(46)

Transportation	(64)	(126)	(190)	(26)	(10)	—	(226)

Transportation adjustment(6)	—	21	21	20	4

Net transportation expenses	(64)	(105)	(169)	(6)	(6)

OS&G	(127)	(945)	(1 072)	(143)	(661)	1	(1 875)

OS&G adjustment(7)	34	146	180	66	81

Net operating expenses	(93)	(799)	(892)	(77)	(580)

Gross profit	190	982	1 172	(55)	384

Sales volumes (mbbls)	10 635	25 453	36 088	729	12 810

Operating netback per barrel	17.92	38.57	32.49	(75.13)	29.98

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

150  2019 ANNUAL REPORT   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)(B)
($ millions, except per barrel amounts)

For the year ended December 31, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	2 242	8 759	11 001	2 738	4 704	(96)	18 347

Other income (loss)	—	66	66	(38)	80	64	172

Purchases of crude oil and products	(431)	(162)	(593)	(737)	(82)	5	(1 407)

Gross realization adjustment(5)	(17)	(267)	(284)	(52)	(50)

Gross realizations	1 794	8 396	10 190	1 911	4 652

Royalties	(72)	(243)	(315)	(43)	(551)	(8)	(917)

Transportation	(234)	(609)	(843)	(395)	(55)	—	(1 293)

Transportation adjustment(6)	—	126	126	22	21

Net transportation expenses	(234)	(483)	(717)	(373)	(34)

OS&G	(407)	(4 317)	(4 724)	(921)	(2 467)	85	(8 027)

OS&G adjustment(7)	86	872	958	156	484

Net operating expenses	(321)	(3 445)	(3 766)	(765)	(1 983)

Gross profit	1 167	4 225	5 392	730	2 084

Sales volumes (mbbls)	37 017	113 632	150 649	31 413	62 862

Operating netback per barrel	31.46	37.21	35.78	23.24	33.14

For the year ended December 31, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	2 409	8 002	10 411	1 675	3 765	(108)	15 743

Other (loss) income	(2)	57	55	97	136	99	387

Purchases of crude oil and products	(893)	(79)	(972)	(555)	(48)	12	(1 563)

Gross realization adjustment(5)	(36)	(306)	(342)	(203)	(133)

Gross realizations	1 478	7 674	9 152	1 014	3 720

Royalties	(84)	(179)	(263)	(35)	(100)	—	(398)

Transportation	(261)	(542)	(803)	(297)	(44)	—	(1 144)

Transportation adjustment(6)	—	113	113	87	18

Net transportation expenses	(261)	(429)	(690)	(210)	(26)

OS&G	(526)	(3 790)	(4 316)	(832)	(2 523)	94	(7 577)

OS&G adjustment(7)	153	604	757	198	226

Net operating expenses	(373)	(3 186)	(3 559)	(634)	(2 297)

Gross profit	760	3 880	4 640	135	1 297

Sales volumes (mbbls)	48 903	104 916	153 819	20 927	52 583

Operating netback per barrel	15.32	36.98	30.06	6.48	24.48

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  151

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)(B)
($ millions, except per barrel amounts)

For the year ended December 31, 2017	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	2 031	7 898	9 929	—	3 341	4	13 274

Other income (loss)	9	(9)	—	—	82	(6)	76

Purchases of crude oil and products	(458)	(99)	(557)	—	(61)	(5)	(623)

Gross realization adjustment(5)	(36)	(187)	(223)	—	(98)

Gross realizations	1 546	7 603	9 149	—	3 264

Royalties	(28)	(115)	(143)	—	(212)	—	(355)

Transportation	(202)	(563)	(765)	—	(62)	—	(827)

Transportation adjustment(6)	7	120	127	—	35

Net transportation expenses	(195)	(443)	(638)	—	(27)

OS&G	(484)	(3 604)	(4 088)	—	(2 195)	21	(6 262)

OS&G adjustment(7)	96	569	665	—	261

Net operating expenses	(388)	(3 035)	(3 423)	—	(1 934)

Gross profit	935	4 010	4 945	—	1 091

Sales volumes (mbbls)	40 365	116 451	156 816	—	49 022

Operating netback per barrel	23.17	34.44	31.53	—	22.27

For the year ended December 31, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	1 434	5 348	6 782	—	2 807	10	9 599

Other income	6	2	8	—	17	5	30

Purchases of crude oil and products	(431)	(60)	(491)	—	(57)	—	(548)

Gross realization adjustment(5)	17	(162)	(145)	—	(57)

Gross realizations	1 026	5 128	6 154	—	2 710

Royalties	(10)	48	38	—	(90)	—	(52)

Transportation	(231)	(452)	(683)	—	(50)	(10)	(743)

Transportation adjustment(6)	—	92	92	—	25

Net transportation expenses	(231)	(360)	(591)	—	(25)

OS&G	(595)	(3 468)	(4 063)	—	(1 749)	30	(5 782)

OS&G adjustment(7)	112	568	680	—	223

Net operating expenses	(483)	(2 900)	(3 383)	—	(1 526)

Gross profit	302	1 916	2 218	—	1 069

Sales volumes (mbbls)	42 973	95 852	138 825	—	47 614

Operating netback per barrel	7.00	20.02	15.98	—	22.43

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

152  2019 ANNUAL REPORT   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)(B)
($ millions, except per barrel amounts)

For the year ended December 31, 2015	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	1 480	7 282	8 762	—	673	7	9 442

Other income	49	96	145	—	—	308	453

Purchases of crude oil and products	(228)	(75)	(303)	—	(16)	11	(308)

Gross realization adjustment(5)	(75)	(314)	(389)	—	5

Gross realizations	1 226	6 989	8 215	—	662

Royalties	(16)	(77)	(93)	—	(21)	—	(114)

Transportation	(246)	(496)	(742)	—	(6)	(7)	(755)

Transportation adjustment(6)	—	103	103	—	—

Net transportation expenses	(246)	(393)	(639)	—	(6)

OS&G	(577)	(4 195)	(4 772)	—	(471)	17	(5 226)

OS&G adjustment(7)	115	580	695	—	77

Net operating expenses	(462)	(3 615)	(4 077)	—	(394)

Gross profit	502	2 904	3 406	—	241

Sales volumes (mbbls)	39 297	117 094	156 391	—	10 875

Operating netback per barrel	12.77	24.80	21.78	—	22.16

Syncrude Cash Operating Costs(B)
($ millions, except per barrel amounts)

	For the quarter ended

	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018

Syncrude OS&G	619	625	629	594	661	608	635	619

Non-production costs(8)	(12)	(26)	(24)	(20)	(10)	(5)	(11)	(7)

Syncrude cash operating costs	607	599	605	574	651	603	624	612

Syncrude sales volumes (mbbls)	16 380	17 169	14 930	14 383	12 810	10 718	9 769	19 286

Syncrude cash operating costs ($/bbl)	37.05	34.90	40.50	39.85	50.75	56.25	63.85	31.75

	For the year ended

	2019	2018	2017	2016	2015

Syncrude OS&G	2 467	2 523	2 195	1 749	471

Non-production costs(8)	(82)	(33)	(37)	(31)	(14)

Syncrude cash operating costs	2 385	2 490	2 158	1 718	457

Syncrude sales volumes (mbbls)	62 862	52 583	49 022	47 614	10 876

Syncrude cash operating costs ($/bbl)	37.95	47.25	44.05	35.95	42.00

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  153

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(A)(B)
($ millions, except per barrel amounts)

	For the quarter ended December 31, 2019				For the quarter ended December 31, 2018
	United Kingdom	East Coast Canada	Other(9)	E&P Segment	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	273	532	193	998	301	286	184	771

Royalties	—	(83)	(87)	(170)	—	(19)	(120)	(139)

Transportation	(7)	(10)	(4)	(21)	(8)	(10)	(1)	(19)

OS&G	(32)	(78)	(24)	(134)	(39)	(101)	(15)	(155)

Non-production costs(10)	4	8			8	12

Gross realizations	238	369			262	168

Sales volumes (mboe)	3 289	6 176			3 531	3 758

Operating netback per barrel	72.12	59.62			74.23	44.73

	For the quarter ended September 30, 2019				For the quarter ended September 30, 2018
	United Kingdom	East Coast Canada	Other(9)	E&P Segment	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	269	393	84	746	361	488	100	949

Royalties	—	(32)	(65)	(97)	—	(91)	(74)	(165)

Transportation	(7)	(9)	(3)	(19)	(8)	(12)	—	(20)

OS&G	(22)	(93)	(14)	(129)	(27)	(90)	(10)	(127)

Non-production costs(10)	4	13			3	11

Gross realizations	244	272			329	306

Sales volumes (mboe)	3 488	4 832			3 827	4 905

Operating netback per barrel	69.89	56.36			86.02	62.41

	For the quarter ended June 30, 2019				For the quarter ended June 30, 2018
	United Kingdom	East Coast Canada	Other(9)	E&P Segment	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	354	507	133	994	444	484	204	1 132

Royalties	—	(75)	(90)	(165)	—	(65)	(122)	(187)

Transportation	(9)	(11)	(1)	(21)	(10)	(11)	(1)	(22)

OS&G	(32)	(69)	(13)	(114)	(30)	(69)	(15)	(114)

Non-production costs(10)	5	9			4	13

Gross realizations	318	361			408	352

Sales volumes (mboe)	3 923	5 489			4 728	4 973

Operating netback per barrel	80.81	65.87			86.29	70.83

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

154  2019 ANNUAL REPORT   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(A)(B)
($ millions, except per barrel amounts)

	For the quarter ended March 31, 2019				For the quarter ended March 31, 2018
	United Kingdom	East Coast Canada	Other(9)	E&P Segment	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	360	491	86	937	409	478	130	1 017

Royalties	—	(112)	(61)	(173)	—	(82)	(79)	(161)

Transportation	(9)	(9)	(1)	(19)	(11)	(10)	(3)	(24)

OS&G	(26)	(106)	(16)	(148)	(32)	(68)	(11)	(111)

Non-production costs(10)	4	16			7	14

Gross realizations	329	280			373	332

Sales volumes (mboe)	4 217	5 693			4 920	5 647

Operating netback per barrel	78.09	49.22			75.72	58.75

For the year ended December 31, 2019	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 256	1 923	496	3 675

Royalties	—	(302)	(303)	(605)

Transportation	(32)	(39)	(9)	(80)

OS&G	(112)	(346)	(67)	(525)

Non-production costs(10)	17	46

Gross realizations	1 129	1 282

Sales volumes (mboe)	14 917	22 190

Operating netback per barrel	75.57	57.79

For the year ended December 31, 2018	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 515	1 736	618	3 869

Royalties	—	(257)	(395)	(652)

Transportation	(37)	(43)	(5)	(85)

OS&G	(129)	(328)	(50)	(507)

Non-production costs(10)	23	50

Gross realizations	1 372	1 158

Sales volumes (mboe)	17 006	19 283

Operating netback per barrel	80.65	60.08

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  155

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(A)(B)
($ millions, except per barrel amounts)

For the year ended December 31, 2017	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 557	1 323	607	3 487

Royalties	—	(266)	(310)	(576)

Transportation	(42)	(35)	(9)	(86)

OS&G	(127)	(248)	(52)	(427)

Non-production costs(10)	20	39

Gross realizations	1 408	813

Sales volumes (mboe)	23 157	18 623

Operating netback per barrel	60.82	43.66

For the year ended December 31, 2016	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 276	1 119	54	2 449

Royalties	—	(201)	(12)	(213)

Transportation	(44)	(36)	(11)	(91)

OS&G	(151)	(278)	(59)	(488)

Non-production costs(10)	18	39

Gross realizations	1 099	643

Sales volumes (mboe)	23 653	18 849

Operating netback per barrel	46.45	34.09

For the year ended December 31, 2015	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 505	1 019	101	2 625

Royalties	—	(195)	(72)	(267)

Transportation	(57)	(34)	(20)	(111)

OS&G	(175)	(258)	(75)	(508)

Non-production costs(10)	27	36

Gross realizations	1 300	568

Sales volumes (mboe)	23 580	15 643

Operating netback per barrel	55.15	36.30

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

156  2019 ANNUAL REPORT   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Refining and Marketing(A)(E)
($ millions, except per barrel amounts)

	For the quarter ended
	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018

Gross margin(11)	2 140	1 647	1 653	1 568	1 785	1 639	1 987	1 711

Other income (loss)	15	14	13	33	(17)	(15)	10	90

Non-refining margin(12)	(587)	(326)	(353)	(54)	(415)	(620)	(431)	115

Refining margin(B)	1 568	1 335	1 313	1 547	1 353	1 004	1 566	1 916

Refinery production (mbbls)(13)	43 143	39 901	46 239	44 422	44 363	33 165	45 465	46 145

Refining margin ($/bbl)	36.35	33.45	28.35	34.80	30.50	30.25	34.45	41.50

Last-in, first-out (LIFO) Adjustment	(333)	7	(4)	7	(11)	(96)	—	444

Adjusted LIFO Refining Margin(B)	1 235	1 342	1 309	1 554	1,342	908	1 566	2 360

Adjusted LIFO Refining Margin ($/bbl)(B)	28.65	33.65	28.30	34.95	30.25	27.40	34.45	51.15

OS&G	536	530	531	576	492	494	519	538

Non-refining costs(14)	(294)	(295)	(305)	(352)	(274)	(288)	(292)	(288)

Net operating expenses	242	235	226	224	218	206	227	250

Refinery production (mbbls)(13)	43 143	39 901	46 239	44 422	44 363	33 165	45 465	46 145

Refining operating expense ($/bbl)	5.60	5.90	4.90	5.05	4.90	6.25	5.00	5.45

	For the year ended
	2019	2018	2017	2016	2015

Gross margin(11)	7 008	7 122	5 744	5 552	6 021

Other income (loss)	75	68	16	4	(173)

Non-refining margin(12)	(1 320)	(1 351)	(1 541)	(2 108)	(1 629)

Refining margin(B)	5 763	5 839	4 219	3 448	4 219

Refinery production (mbbls)(13)	173 705	169 138	174 461	168 798	171 581

Refining margin ($/bbl)	33.15	34.50	24.20	20.45	24.60

LIFO Adjustment	(323)	337	(96)	(63)	149

Adjusted LIFO Refining Margin(B)	5 440	6 176	4 123	3 385	4 368

Adjusted LIFO Refining Margin ($/bbl)(B)	31.30	36.50	23.65	20.05	25.45

OS&G	2 173	2 043	2 003	2 194	2 215

Non-refining costs(14)	(1 246)	(1 142)	(1 121)	(1 334)	(1 334)

Refining operating expense	927	901	882	860	881

Refinery production (mbbls)(13)	173 705	169 138	174 461	168 798	171 581

Refining operating expense ($/bbl)	5.35	5.35	5.05	5.10	5.10

(A)
Prior periods have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. Beginning in 2019, the Energy Trading business is included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(E)
Refining Margins are a non-GAAP financial measure and have been restated to remove the impact of risk management activities.

See accompanying footnotes and definitions to the operating summaries.

2019 ANNUAL REPORT   Suncor Energy Inc.  157

OPERATING SUMMARY INFORMATION

Non-GAAP Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely operating earnings (loss), funds from (used in) operations (previously referred to as cash flow from (used in) operations), return on capital employed (ROCE), Oil Sands operations cash operating costs (previously referred to as Oil Sands cash operating costs), Syncrude cash operating costs, Fort Hills cash operating costs, In Situ cash operating costs, mining cash operating costs, refining margin, refining operating expense and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss), Oil Sands operations cash operating costs and Fort Hills cash operating costs for each quarter in 2019 and 2018 are defined in the Non-GAAP Financial Measures Advisory section and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter (Quarterly Reports). Funds from (used in) operations and ROCE for each quarter in 2019 and 2018 are defined and reconciled to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Operating earnings (loss), funds from (used in) operations, ROCE and Oil Sands operations cash operating costs for the years ended December 31, 2016 and 2015 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2017 and for the years ended December 31, 2019, 2018 and 2017 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2019, which is contained in the annual report (the 2019 MD&A). Refining margin, refining operating expense and Syncrude cash operating costs for each quarter in 2019 and 2018 and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 are defined in the 2019 MD&A and reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. Netbacks for each quarter in 2019 and 2018 and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 are defined below and are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in the 2019 MD&A.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Netbacks

E&P netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and are net of operating revenues associated with excess power from cogeneration units. Oil Sands operations cash operating costs are presented on a production basis by adjusting for inventory impacts, while Syncrude production volumes are equal to sales volumes.

(2)
Syncrude's capacity to upgrade bitumen to an intermediary sour SCO is 350,000 bbls/d.

(3)
Effective 2016, Libyan production volumes reflect the company's entitlement share of production sold in the period.

(4)
Reflects non-producing Oil Sands assets and enterprise shared service allocations and recoveries.

(5)
Reflects the impact of items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(6)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale. For Oil Sands operations bitumen and SCO, the point of sale is at the final customer, whereas Syncrude sweet SCO is deemed to be sold into the sweet synthetic crude oil pool in Edmonton, Alberta. Expenses or credits adjusted out of the netback transportation line include, but are not limited to, costs associated with the sale of non-proprietary product on pipelines with unutilized capacity under minimum volume commitment agreements.

(7)
Reflects adjustments for operating, selling and general expenses not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(8)
Reflects adjustments for operating, selling and general expenses not directly attributable to Syncrude production.

(9)
Reflects other E&P assets, such as North America Onshore, Norway and Libya for which netbacks are not provided.

(10)
Reflects adjustments for general and administrative costs not directly attributed to production.

(11)
Operating revenues less purchases of crude oil and products.

(12)
Reflects the gross margin associated with the company's supply, marketing and ethanol businesses, as well as a previously owned lubricants business.

(13)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(14)
Reflects operating, selling and general costs associated with the company's supply, marketing, lubricants (previously owned) and ethanol businesses, as well as certain general and administrative costs not directly attributable to refinery production.

Explanatory Note

*
Users are cautioned that the Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities due to differing operations of each entity as well as their respective accounting policy choices.

158  2019 ANNUAL REPORT   Suncor Energy Inc.

Abbreviations

bbl	barrel
bbls/d	barrels per day
mbbls	thousands of barrels
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
SCO	synthetic crude oil

2019 ANNUAL REPORT   Suncor Energy Inc.  159

SHARE TRADING INFORMATION
(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	For the Quarter Ended				For the Quarter Ended
	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018

Share ownership

Average number outstanding, weighted monthly (thousands)(a)	1 573 558	1 560 729	1 542 063	1 531 874	1 633 816	1 627 222	1 611 116	1 584 484

Share price (dollars)

Toronto Stock Exchange

High	46.50	46.00	43.34	43.16	47.69	54.39	55.47	51.78

Low	37.28	40.03	36.32	38.05	40.49	43.26	49.65	35.53

Close	43.31	40.85	41.79	42.56	44.49	53.50	49.98	38.13

New York Stock Exchange – US$

High	34.87	34.25	32.74	32.97	38.39	41.82	42.55	40.08

Low	27.35	29.92	27.28	28.92	31.33	33.47	37.73	25.81

Close	32.43	31.16	31.58	32.80	34.54	40.68	38.69	27.97

Shares traded (thousands)

Toronto Stock Exchange	258 657	216 176	226 995	211 812	196 070	207 263	156 451	282 618

New York Stock Exchange	227 456	182 128	214 234	177 708	215 310	226 242	177 746	296 852

Per common share information (dollars)

Net earnings (loss) attributable to common shareholders	0.93	1.74	0.67	(1.52)	0.48	0.60	1.12	(0.18)

Dividend per common share	0.42	0.42	0.42	0.42	0.36	0.36	0.36	0.36

(a)
The company had approximately 6,325 registered holders of record of common shares as at January 31, 2020.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding tax on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold tax at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian Tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

160  2019 ANNUAL REPORT   Suncor Energy Inc.

LEADERSHIP AND BOARD MEMBERS AS AT DECEMBER 31, 2019

Leadership

Mark Little President and Chief Executive Officer
Eric Axford Chief Sustainability Officer
Alister Cowan Chief Financial Officer
Bruno Francoeur Chief Transformation Officer
Paul Gardner Chief People Officer
Mike MacSween Executive Vice President, Upstream
Steve Reynish Executive Vice President, Strategy and Operations Services
Kris Smith Executive Vice President, Downstream
Arlene Strom Chief Legal Officer, General Counsel and Corporate Secretary

Board of Directors

Michael Wilson Chair of the Board Bragg Creek, Alberta
Mark Little President and Chief Executive Officer Suncor Energy Inc. Calgary, Alberta
Patricia Bedient(1)(4) Chair, Audit Committee Sammamish, Washington
Mel Benson(3)(4) Calgary, Alberta
John Gass(2)(3) Chair, Human Resources and Compensation Committee Palm Coast, Florida
Dennis Houston(3)(4) Spring, Texas
Brian MacDonald(1)(2) Naples, Florida
Maureen McCaw(1)(4) Chair, Environment, Health, Safety and Sustainable Development Committee Edmonton, Alberta
Lorraine Mitchelmore(1) Calgary, Alberta
Eira Thomas(2)(3) Chair, Governance Committee Chiswick, United Kingdom

(1)
Audit committee member

(2)
Governance committee member

(3)
Human resources and compensation committee member

(4)
Environment, health, safety and sustainable development committee member

2019 ANNUAL REPORT   Suncor Energy Inc.  161

Suncor Energy Inc. 150 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 T: 403-296-8000 suncor.com

QuickLinks

EXHIBIT 99.1 Suncor Energy Inc. 2019 Annual Report to Shareholders for the period ended December 31, 2019
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS
5. NEW IFRS STANDARDS
6. SEGMENTED INFORMATION
7. OTHER INCOME
8. OPERATING, SELLING AND GENERAL
9. FINANCING EXPENSES
10. INCOME TAXES
11. EARNINGS PER COMMON SHARE
12. CASH AND CASH EQUIVALENTS
13. SUPPLEMENTAL CASH FLOW INFORMATION
14. INVENTORIES
15. PROPERTY, PLANT AND EQUIPMENT
16. RIGHT-OF-USE ASSETS AND LEASES
17. EXPLORATION AND EVALUATION ASSETS
18. OTHER ASSETS
19. GOODWILL AND OTHER INTANGIBLE ASSETS
20. DEBT AND CREDIT FACILITIES
21. OTHER LONG-TERM LIABILITIES
22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
23. PROVISIONS
24. SHARE CAPITAL
25. SHARE-BASED COMPENSATION
26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
27. CAPITAL STRUCTURE FINANCIAL POLICIES
28. JOINT ARRANGEMENTS
29. SUBSIDIARIES
30. RELATED PARTY DISCLOSURES
31. COMMITMENTS, CONTINGENCIES AND GUARANTEES
32. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT
33. FORT HILLS
34. OTHER TRANSACTIONS